Form 20-F
period 2025-03-31
James Hardie Industries plc
filed 2025-05-20
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2025
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 429,818,781 shares of common stock at 31 March 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

2025
ANNUAL REPORT
ON FORM 20-F

James Hardie 2025 Annual Report on Form 20-F	i

James Hardie 2025 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. [Reserved]	Not applicable
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	153-165
Item 4. Information on the Company
A. History and Development of the Company	2-3; 12-13; 185
B. Business Overview	3-9
C. Organizational Structure	3; 10
D. Property, Plants and Equipment	11-13; 106-107
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	99-105
B. Liquidity and Capital Resources	105-108
C. Research and Development, Patents and Licenses, etc.	8
D. Trend Information	108
E. Critical Accounting Estimates	96-99
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	14-31
B. Compensation	32-68
C. Board Practices	23-31; 69-93
D. Employees	171
E. Share Ownership	57-60; 64-68
F. Disclosure of a Registrant’s action to Recover Erroneously Awarded Compensation	None
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	186-187
B. Related Party Transactions	132
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	109-151; 184
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	171-173
B. Plan of Distribution	Not Applicable
C. Markets	171-172
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

James Hardie 2025 Annual Report on Form 20-F	iii

PART 1 (continued)	Page(s)
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	184
C. Material Contracts	184
D. Exchange Controls	184
E. Taxation	174-181
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	185
I. Subsidiary Information	Not Applicable
J. Annual Report to Security Holders	185
Item 11. Quantitative and Qualitative Disclosures About Market Risk	182-183
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	172-173
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	167-168
Item 16. [Reserved]	Not Applicable
Item 16A. Audit Committee Financial Expert	87
Item 16B. Code of Ethics	84-86
Item 16C. Principal Accountant Fees and Services	152
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	173
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	69-93
Item 16H. Mine Safety Disclosure	12
Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	Not Applicable
Item 16J. Insider Trading Policies	85-86
Item 16K. Cybersecurity	169-170
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	109-151
Item 19. Exhibits	195-199

James Hardie 2025 Annual Report on Form 20-F	1

SECTION 1
INTRODUCTION
James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our current primary geographic markets include the United States of America (“US,” “USA” or the “United States”), Australia, Europe and New Zealand.
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

James Hardie 2025 Annual Report on Form 20-F	2

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
Since then, we have expanded our product portfolio and global footprint, with fiber cement manufacturing plants in the United States and Australia. In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards, which has plants in Germany, the Netherlands and Spain. In March 2025, we entered into a definitive merger agreement with The AZEK Company Inc. (“AZEK”), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, which has manufacturing and recycling facilities in the United States. The merger is subject to approval of AZEK shareholders and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, and is expected to close in the second half of calendar year 2025.
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

James Hardie 2025 Annual Report on Form 20-F	3

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
Under the terms of the AFFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) makes annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. As of 31 March 2025, we have contributed approximately A$2,344.9 million to the fund since its inception.
JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable. Due to our pecuniary and contractual interests, as well as our funding arrangements outlined in the AFFA, JHI plc is considered the primary beneficiary of AICF. As such, under the applicable accounting guidance, AICF is required to be consolidated.
For additional information on our consolidation of AICF and asbestos-related assets and liabilities, see Note 1 to our consolidated financial statements in Section 2.
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2025:
Business Overview
General Overview of Our Business

James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement, and in Europe, fiber gypsum building solutions. We market our fiber cement products and systems under the HardieTM brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan® Siding and HardieTM Architectural Collection. We are also a market leader in the European premium timber frame and dry lining business. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand.
For a breakdown of our net sales by reportable segment and geographic market for each of our last three fiscal years, see Notes 2 and 18 to our consolidated financial statements in Section 2.

James Hardie 2025 Annual Report on Form 20-F	4

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
Products Used in External Applications
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our fiber cement products provide certain durability and performance advantages leading to improved maintenance and product performance over time, while offering comparable aesthetics to competing products, such as wood and stucco, and superior aesthetics when compared to vinyl siding.
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
•Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction; and
•Low density technology allows us to manufacture Hardie® Trim to provide a full wrap fiber cement solution for the home.
The benefits associated with our fiber cement products have enabled us to gain a competitive advantage over competing products.
Products Used in Internal Applications
Compared to wood-based products, we believe our product range for internal applications provides the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, Further, we believe our ceramic tile underlayment or Hardie® Backer board exhibit better handling and installation characteristics compared to fiberglass mesh cement boards and superior tile adhesion than any other competitor products. We believe our fiber gypsum products offer superior stability, fire safety and sound insulation properties compared to engineered wood and gypsum plaster boards. Furthermore, we believe our fiber gypsum flooring solutions offer superior handling properties, especially in the modernization of existing buildings, compared to wet screed solutions.

James Hardie 2025 Annual Report on Form 20-F	5

Significant New Products

In North America, we continued to build our portfolio of solutions enabling a range of exterior design possibilities, from traditional to modern. The Hardie™ Architectural Collection expanded with the national launch of Hardie® Artisan® Lap siding, which features a sleek, striking profile bringing a fresh look to traditional lap siding, casting gorgeous shadow lines that fold beautifully into mitered corners. We also prepared for the 1 April 2025 expanded offerings of Hardie® Artisan® Trim and Hardie® Architectural Panel, both now available nationwide.

In Asia Pacific, new products released over the past three years include Hardie™ Brushed Concrete Cladding to support our continued growth of our Hardie™ Embedded Texture Panel products, Hardie™ Oblique™ Cladding and Hardie™ Stria™ Textured.
In Europe, new products released over the past three years include the HardieTM Architectural Collection (which includes designs such as brushed concrete, smooth sand, 11mm thickness and metallics), fermacell® Therm25TM dry screed elements and the new pumpable bonded levelling compound which helps to speed up and simplify the flooring renovation process.
Principal Markets for Our Products
Fiber Cement
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry.
Competition in this market comes primarily from substitute products, such as natural wood or engineered wood, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate distributors, builders, contractors, installers and homeowners on our brand and the performance, design and cost advantages of some of our products.
In the Asia Pacific region, we principally sell into the Australian and New Zealand markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our two primary markets are in external applications: siding, cladding, trim, soffit; and internal applications: walls, floors, ceilings.
In Australia, competition from imports and the locally based fiber cement manufacturer continues to be strong. Additionally, we have competition from natural and engineered wood, wallboard, masonry and brick products. In New Zealand, competitor fiber cement imports continue as manufacturers look to supplement their primary operating environments with additional markets.
In Europe, our fiber cement building products are used in both residential and commercial building applications in the form of external siding, soffits and internal tile underlayment for walls and floors. Competition includes timber based products as well as other manufacturers of fiber cement.
Fiber Gypsum and Cement-Bonded Boards
Our European fermacell® brand products are sold into the residential repair and remodel, commercial and residential new construction markets. The fermacell® brand of products comprise fiber gypsum and cement-bonded boards, two complementary products in the high performance board space, mainly used in timber frame construction, commercial dry lining projects and repair and remodel. Cement-bonded boards are also used for several fire protection projects including tunnels.

James Hardie 2025 Annual Report on Form 20-F	6

Our key markets for fermacell® brand products in Europe include Germany, Switzerland, United Kingdom (“UK”), Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.
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
To reduce the effect of both price fluctuations and supply interruptions, we enter into contracts with qualified suppliers and work towards continuous internal improvements in both our products and manufacturing processes.
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
Cement
Cement is acquired in bulk from local suppliers.
Water
We primarily use local water supplies and process all wastewater to comply with environmental requirements.

James Hardie 2025 Annual Report on Form 20-F	7

Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted in Germany and Spain and processed in Germany, the Netherlands and Spain. Synthetic gypsum is obtained from coal power plants in Germany. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural and recycled gypsum sources.
Recycled Paper
Recycled paper, utilized in the production of our fiber gypsum products in Europe, is generally sourced locally by the various production, mixing and distribution plants in Europe.
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
We offer our customers support through a specialized sales force and customer service infrastructure in North America, Australia, New Zealand and Europe.
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
In North America, we sell our exterior fiber cement products for repair and remodel and new residential construction through a combination of distributors, dealers and lumber yards. Where sales are to distributors, they then sell these products to dealers or lumber yards. Our interior fiber cement products in North America are typically sold through large home center retailers and specialist distributors or dealers. Our products are distributed across North America primarily by road and, to a lesser extent, by rail.

In Australia and New Zealand, our products servicing the new construction and alterations & additions segments are sold primarily through a combination of distributors and buying groups. The physical distribution of our product in each country is primarily by road or sea transport.
In Europe, both new construction and repair and remodel products are primarily sold to builder’s merchants and DIY type stores. These customers then sell the products to applicators such as dry liners, timber frame companies, smaller applicators and end consumers. Our products are distributed across Europe primarily by road and rail and, to a lesser extent, by sea transport.

James Hardie 2025 Annual Report on Form 20-F	8

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
Dependence on Trade Secrets and Research and Development (“R&D”)
We pioneered the successful development of cellulose reinforced fiber cement and, since the early-1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our continued investment in R&D activities.
We view spending on R&D as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and unique design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating funding to these endeavors.
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
In addition, we have a variety of industrial, commercial and financial contracts relating to our proprietary manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our R&D efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may decline. See “Section 3 – Risk Factors.”

James Hardie 2025 Annual Report on Form 20-F	9

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

James Hardie 2025 Annual Report on Form 20-F	10

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2025.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie North America, Inc	United States	United States
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2025 Annual Report on Form 20-F	11

Property, Plants and Equipment
We have manufacturing plants across the United States, Europe and Australia, with our plants servicing both domestic and export markets. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.
Manufacturing Capacity
We own all the manufacturing facilities listed below.

Plant Location	31 March 2025 Nameplate Capacity (mmsf)[1]	Planned Future Nameplate Capacity (mmsf)[1]
United States fiber cement
Cleburne, Texas	666	1,266
Peru, Illinois	560	560
Plant City, Florida	600	600
Pulaski, Virginia	600	600
Reno, Nevada	300	300
Tacoma, Washington	500	500
Waxahachie, Texas	413	413
Fontana, California	250	250
Summerville, South Carolina	190	190
Prattville, Alabama[2]	900	1,200
Westfield, Massachusetts[3]	N/A	N/A
Greenfield - Crystal City, Missouri	—	600
Total United States fiber cement	4,979	6,479
Asia Pacific fiber cement
Rosehill, New South Wales, Australia	180	180
Carole Park, Queensland, Australia	317	317
Total Asia Pacific fiber cement	497	497
Europe fiber gypsum
Münchehof, Germany	441	441
Orejo, Spain	275	527
Wijchen, the Netherlands	273	273
Siglingen, Germany	154	154
Total Europe fiber gypsum	1,143	1,395
Total Europe fiber cement greenfield plant	—	300
Europe Other
Calbe, Germany [4]	41	41
Schraplau, Germany [3]	N/A	N/A

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

James Hardie 2025 Annual Report on Form 20-F	12

2At 31 March 2025, our Prattville, Alabama plant excludes 300 mmsf of nameplate capacity for Sheet Machine 4, which is complete but commissioning has not yet begun.
3Our Westfield, Massachusetts plant is a finishing facility for fiber cement substrate made at other locations. Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available for either of these facilities.
4Our Calbe, Germany plant produces cement bonded boards.
We also own land in Truganina, Australia and property in the Philippines, which are both currently for sale.
For fiscal year 2025, actual capacity utilization by hours across our fiber cement and fiber gypsum plants was an average of 79%, 87% and 85% in the United States, Asia Pacific and Europe, respectively. For fiscal year 2024, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 85%, 88% and 68% in the United States, Asia Pacific and Europe, respectively.
Mines
In North America, we lease a silica quartz mine site near our Tacoma, Washington facility that is being actively mined. We have contracted with a third-party mining company to perform the mining operations at that site, including providing the labor and equipment for the mining work. The lease for our quartz mine in Washington expires in February 2027, with additional options to renew. We also lease a silica quartz mine site in Nevada, maintain leases on various properties in Texas that would permit us to mine silica quartz and own property in California which could be mined for silica. As of 30 April 2025, other than the site in Washington, we are not mining at the Nevada, Texas or California sites and have no immediate plans to do so.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2025, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
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
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

(US$ Millions)	2025	2024	2023
North America Fiber Cement	$287.2	$298.1	$392.0
Asia Pacific Fiber Cement	53.1	47.8	136.2
Europe Building Products	74.3	89.7	57.8
General Corporate and R&D	7.6	13.7	5.3
Total Capital Expenditures	$422.2	$449.3	$591.3

James Hardie 2025 Annual Report on Form 20-F	13

Significant active capital expenditures
At 31 March 2025, the following significant capital expenditures remain in progress:

Project Description	Approximate Investment (In millions)		Investment to date (In millions)		Project Start Date	Expected Completion Date	Expected Nameplate Capacity Increase (mmsf)
Prattville ColorPlus® finishing capacity	US$	83.8	US$	59.9	Q2 FY23	FY26	N/A
Orejo Brownfield Expansion		€134.1		€117.8	Q3 FY22	FY26	252
Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects completed in the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Prattville Greenfield expansion (sheet machines #3 and #4)	$395.1	FY22 - FY25
Massachusetts ColorPlus® finishing capacity	$56.4	FY21 - FY24
Prattville Trim finishing capacity	$55.1	FY21 - FY23
Carole Park Brownfield expansion	$36.8	FY19 - FY23
Capital Divestitures
In August 2024, we shut down manufacturing in the Philippines and in fiscal year 2024 we cancelled our plans to build a greenfield site in Truganina, Australia. Both properties are currently for sale.

James Hardie 2025 Annual Report on Form 20-F	14

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
The Company’s management is overseen by an executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2025 are:

Aaron Erter
Chief Executive Officer
Age	51
Expertise, experience and skills
Aaron Erter was appointed as Chief Executive Officer (“CEO”) in September 2022.
Mr Erter brings over 25 years of experience in the consumer and industrial sectors, with extensive expertise in strategy development, marketing, sales, and mergers and acquisitions. Before joining James Hardie, he served as CEO of PLZ Corp and held prominent roles such as Global President of the Consumer and Industrial businesses at Sherwin-Williams, and Senior Vice President and General Manager of North America Consumer Products at Valspar. Additionally, he spent 15 years in various leadership positions at Stanley Black & Decker, where he managed sales and marketing for the Black & Decker and DEWALT brands.

Mr Erter serves on the Board of Directors for Ball Corporation and Chicagoland Habitat for Humanity. He is a member of the Pro Football Hall of Fame National Advisory Board, a member of the Harvard Joint Center for Housing Studies and First Tee.

Mr Erter holds a bachelor’s degree in economics from The University of Pennsylvania Wharton School and a Master of Business Administration from the University of Notre Dame.

James Hardie 2025 Annual Report on Form 20-F	15

Rachel Wilson
Chief Financial Officer
Age	53
Expertise, experience and skills	Rachel Wilson was appointed Chief Financial Officer (“CFO”) of James Hardie in August 2023.

Ms Wilson has a 30-year track record of driving stakeholder value for global technology, business services and consumer companies. Ms Wilson has executed dozens of multi-billion transactions as an agent or principal and managed highly impactful finance functions including FP&A, investor relations and treasury.

Prior to James Hardie, Ms Wilson served as the Chief Financial Officer and Treasurer of R1 RCM, a healthcare IT company that services hospitals and health systems across the United States. Ms Wilson also previously served as the SVP Finance and Treasurer for Iron Mountain, a global enterprise information management company, and later, as its Chief Financial Officer, Data Centers.

Ms Wilson started her career in investment banking at Morgan Stanley and spent over a dozen years in the industry, culminating as a Managing Director, Corporate Finance, prior to her corporate career.

Ms Wilson was appointed to the Security and Exchange Commission’s (SEC) inaugural Fixed Income Market Structure Advisory Committee in 2017, and was named “Best Investor Relations Professional, Sell Side,” by Institutional Investor in 2016.

Ms Wilson holds a joint B.A. and M.A. in international economics and international relations from Johns Hopkins University and an MBA from Columbia Business School.

James Hardie 2025 Annual Report on Form 20-F	16

Farhaj Majeed
Chief Human Resources Officer
Age	47
Expertise, experience and skills
Farhaj Majeed joined James Hardie as Chief Human Resources Officer (“CHRO”) in February 2023.
Mr Majeed is an accomplished global human resources professional with experiences in North America, Europe, Asia & Middle East Africa. Prior to James Hardie, Mr Majeed held a variety of HR roles with top-tier companies such as Kraft Foods, Mondelez International, Abbott Laboratories and most recently, Whirlpool Corporation, where he led the Europe and Middle East Africa region as VP & CHRO.

In his career spanning over 25 years, Mr Majeed has built cutting edge People, Talent & Culture strategies and practices. His experiences include enabling high complexity business turnarounds & growth initiatives, Organizational design, transformations and driving a high performing culture amid focus on Inclusion, engagement and change management. Mr Majeed has also led business Integrations, M&A, divestitures and Spin-offs.

Mr Majeed holds an MBA from the Institute of Business Management with an emphasis on Human Resources and Marketing.

James Hardie 2025 Annual Report on Form 20-F	17

Tim Beastrom
Chief Legal Officer
Age	58
Expertise, experience and skills
Tim Beastrom joined James Hardie in January 2023 and serves as our Chief Legal Officer.
Mr Beastrom’s resume includes 25 years of in-house legal experience focusing on corporate governance, securities law, enterprise risk oversight, mergers and acquisitions and commercial law.

Before starting at James Hardie, Mr Beastrom held senior legal roles at Ecolab, Inc., the Sherwin-Williams Company and The Valspar Corporation.

Mr Beastrom received his Juris Doctor from the University of Minnesota Law School and holds a Bachelor of Arts in business administration and management from Gustavus Adolphus College.

Joe Liu
Chief Technology Officer
Age	62
Expertise, experience and skills
Joe Liu serves as James Hardie’s Chief Technology Officer (“CTO”), a role he’s held since January 2022.
In his role, Mr Liu leads the firm’s global research and development and innovation efforts. Before taking over CTO duties, Mr Liu was general manager for James Hardie’s Asia Pacific business.
Prior to James Hardie, Mr Liu had an impressive 26-year career with 3M, where he held a variety of senior leadership roles in research and development, as well as commercial and international management.
Mr Liu holds a Bachelor of Science and a Ph.D. in thermal energy and power engineering from Xi’an Jiaotong University in China and an additional Ph.D. in mechanics from the University of Minnesota. He was elected a member of the National Academy of Engineering in 2023.

James Hardie 2025 Annual Report on Form 20-F	18

James Johnson II
Chief Information Officer
Age	53
Expertise, experience and skills
James Johnson II is James Hardie’s Chief Information Officer (“CIO”), a position he’s held since December 2021.
With a proven track record of developing effective, leading-edge technology solutions that create business value, he is responsible for all aspects of information technology and cyber security globally.
Mr Johnson brings over 25 years of relevant and progressive IT experience, including 15 years as CIO for businesses in a variety of industries, including chemicals and metals companies. Most recently, Mr Johnson held the role of CIO at Carpenter Technology and has also held IT roles with Honeywell International, Performance Fibers and Trinseo.
Mr Johnson holds a Bachelor of Arts in economics from the University of Virginia and an MBA from the University of Maryland.

Ryan Kilcullen
Executive Vice President, Global Operations
Age	44
Expertise, experience and skills
Ryan Kilcullen is Executive Vice President of James Hardie’s Global Operations, a position he’s held since January 2022.
Mr Kilcullen joined the company in 2007 as a PcI/PdI Engineer. Since then, Mr Kilcullen has worked for the company in various manufacturing and supply chain roles including Process Engineer, Production Manager and Supply Chain Engineer.
Mr Kilcullen was appointed Executive Vice President – North America Operations in 2016, where he was responsible for the company's supply chain, manufacturing, engineering and environmental and health & safety operations.
Mr Kilcullen holds a Bachelor of Science in industrial engineering from Rensselaer Polytechnic Institute and a Master of Engineering in logistics from the Massachusetts Institute of Technology.

James Hardie 2025 Annual Report on Form 20-F	19

Jill Kolling*
Chief Sustainability Officer
Age	59
Expertise, experience and skills
Jill Kolling has served as Jame’s Hardie’s Chief Sustainability Officer (“CSO”) since March 2022.
Ms Kolling is responsible for the development and execution of James Hardie’s global environment, social and governance strategy, ensuring integration with the company’s overall business goals. Prior to James Hardie, Ms Kolling was the vice president for global sustainability at American conglomerate Cargill and built the first-ever global sustainability function for the corporation.
Ms Kolling has a proven track record of applying strategic insights and systems thinking to optimize shareholder value, positive environmental outcome and social good.
Ms Kolling holds a Bachelor of Science in mechanical engineering and a Master of Science in computer science, both from the University of Minnesota.

____________ * Ms Kolling retired from our Company on 9 May 2025.

James Hardie 2025 Annual Report on Form 20-F	20

Joel Wasserman
Vice President, Corporate Communications and Global Brand Management
Age	63
Expertise, experience and skills
Joel Wasserman joined James Hardie as VP of Corporate Communications and Global Brand Management in January 2023.
Mr Wasserman is responsible for the company’s global marketing and communications initiatives. He has more than 35 years of progressive communications and marketing experience that includes work at integrated marketing agencies and consumer products companies.
Prior to his role with James Hardie, Mr Wasserman spent ten years with Sherwin-Williams and Valspar where he was responsible for strategic planning and brand management for all paint brands in the consumer brands group. During his career, Mr Wasserman has supported marketing and communications efforts for dozens of global companies and brands including Citibank, Kellogg’s, Kraft Foods and Black & Decker.
Mr Wasserman holds a Bachelor of Science in Economics from Northern Illinois University.

James Hardie 2025 Annual Report on Form 20-F	21

Sean Gadd
President, North America
Age	52
Expertise, experience and skills
Sean Gadd serves as President of North America for James Hardie, a position he’s held since January 2022.

Mr Gadd began his career at James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr Gadd then moved to the U.S. in 2006 to take on the role of Manufacturing Manager for various manufacturing facilities across the United States.

Since then, Mr Gadd has had a variety of roles with increasing levels of responsibilities. In October 2015, he was appointed Executive Vice President, Markets and Segments, North America, with responsibility for strategic marketing and development. In December 2018, Mr Gadd was appointed Executive Vice President, North America, Commercial, where his responsibilities included sales, product development and marketing prior to his current appointment as President, North America.

Mr Gadd holds a Bachelor of Science in Engineering from the University of New South Wales and an MBA from its business school, the Australian Graduate School of Management.

James Hardie 2025 Annual Report on Form 20-F	22

John Arneil
President, Asia Pacific
Age	45
Expertise, experience and skills
John Arneil is President of James Hardie’s Asia Pacific operations, a role he’s held since February 2023.
Since joining the company more than 20 years ago, Mr Arneil has built an impressive career, having worked in James Hardie’s European, North American, and Asia Pacific businesses in a variety of commercial and operational roles.
Mr Arneil has enjoyed exposure to multiple markets in different phases of business maturity and complexity enabling him to fully understand value creation from a consumer and customer perspective and how that translates end-to-end through innovation, manufacturing, commercialization and supply chain management.
Mr Arneil has a Bachelor of Business Management from The University of Queensland in Australia and a Master of Business Administration from The University of Leicester in the UK.

Christian Claus
President, Europe
Age	42
Expertise, experience and skills
Christian Claus is the President of James Hardie’s Europe business, a position he’s held since January 2023.
Prior to James Hardie, Mr Claus held multiple leadership positions at Tarkett, a leading sustainable flooring and sports surface firm based out of Paris. Mr Claus also held senior leadership positions at Air Liquide, the world’s leading manufacturer of industrial gases, as well as various commercial and international management roles at 3M.
Mr Claus holds both an undergraduate and Master’s degree in business from Heinrich Heine University in Duesseldorf, Germany. He is also an alumni of the Chicago Booth School of Business and has completed numerous executive education programs at Harvard Business School, London Business School and the Massachusetts Institute of Technology.

James Hardie 2025 Annual Report on Form 20-F	23

Board of Directors
James Hardie’s Board of Directors (the “Board”) have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see “Section 1 - Corporate Governance Report” of this Annual Report.
Members of the Board at 30 April 2025 are:

Anne Lloyd, BS, CPA
Independent, Non-Executive Chair Appointed to the Board November 2018 Appointed as Chair November 2022 Current term expires November 2025
Age	63
Committees	None
Qualifications	Certified Public Accountant (CPA); BS in Business Administration (University of North Carolina)
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

Other current directorships (Listed)	Insteel Industries, Inc (NYSE:IIIN) (since 2019); Highwoods Properties, Inc. (NYSE:HIW) (since 2018)
Other current directorships (Unlisted)	New Frontier Materials LLC (since 2021)
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2025 Annual Report on Form 20-F	24

Peter-John Davis
Independent, Non-Executive Director Appointed to the Board August 2022 Current term expires November 2025
Age	66
Committees	Nominating & Governance Committee (Member)
Qualifications	Advanced Management Program (Harvard Business School); Foundation Member of Australian Institute of Company Directors (AICD)
Expertise, experience and skills	Peter John (PJ) Davis previously served as Chief Operating Officer (COO) of Bunnings Australia & New Zealand. During his 15-year tenure as COO, the division was one of the most profitable of the Wesfarmers Group.

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

Other current directorships (Listed)	None
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	None
Residency	Australia

James Hardie 2025 Annual Report on Form 20-F	25

Persio V. Lisboa, BS
Independent, Non-Executive Director Appointed to the Board February 2018 Current term expires August 2027
Age	59
Committees	People & Remuneration Committee (Chair); Nominating & Governance Committee (Member)
Qualifications	BS in Business Administration (Pontificia Universidade Catolica University)
Expertise, experience and skills	Mr Lisboa has extensive senior executive experience. He served as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he held from July 2020 to September 2021, when he decided to retire. Prior to that position, Mr Lisboa served at Navistar as Executive Vice President and Chief Operating Officer from March 2017 to July 2020, President of Operations from November 2014 to March 2017, Chief Procurement Officer from October 2011 to November 2014, and several other key senior leadership positions since 2005. Prior to these, Mr Lisboa held various senior leadership positions within Navistar’s South American operations. Mr Lisboa began his career at Maxion International Motores Brasil in 1986.
Other current directorships (Listed)	J.B. Hunt Transport Services Inc. (NASDAQ: JBHT) (since 2023)
Other current directorships (Unlisted)	Ascendance Trucks, LLC (since 2023); Allegiance Trucks, LLC (since 2023)
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2025 Annual Report on Form 20-F	26

Renee J. Peterson, BS, MBA
Independent, Non-Executive Director Appointed to the Board November 2022 Current term expires August 2026
Age	64
Committees	Audit Committee (Chair)
Qualifications	BS in Accounting (St. Cloud State University Herberger Business School); MBA (University of Minnesota); Certified Public Accountant (inactive); Six-Sigma Green Belt
Expertise, experience and skills	Ms Peterson served as CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations, until March 2023. She continued to serve as Vice President until July 2023.

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

Ms Peterson is an independent director for Franklin Electric (FELE), a global leader in the manufacturing and distribution of water and energy products and solutions and is currently Audit Committee Chair. She also serves as the executive sponsor for the Franklin Women’s Network.

She previously served on the Board of the Greater Twin Cities United Way (GTCUW) as the Treasurer and Finance & Human Capital Committee Chair and was also a member of the GTCUW Executive Committee. Ms Peterson is also a member of the MN Women’s Economic Roundtable (MWER) and Women Corporate Directors.

Other current directorships (Listed)	Franklin Electric (NASDAQ: FELE) (since 2015)
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2025 Annual Report on Form 20-F	27

John Pfeifer, BA
Independent, Non-Executive Director Appointed to the Board May 2024 Current term expires August 2027
Age	59
Committees	People & Remuneration Committee (Member)
Qualifications	Bachelor of Arts, Economics and Japanese Language and Culture (University of Michigan)
Expertise, experience and skills
Mr Pfeifer is Oshkosh Corporation’s President and Chief Executive Officer and is a member of the company’s Board of Directors, positions he has held since April 2021. He served as President and Chief Operating Officer from 2019 to 2021.
Prior to joining Oshkosh Corporation in 2019, Mr Pfeifer served 13 years with Brunswick Corporation in various leadership positions across Europe, the Middle East, Africa and Asia Pacific, most recently as Senior Vice President and President of Mercury Marine, a global leader in marine propulsion systems, parts and accessories.
Earlier in his career, Mr Pfeifer held executive and general management positions with ITT Corporation and Milacron, Inc. He brings over 30 years of senior leadership and global management experience.

Mr Pfeifer also serves on the Board of Directors at Froedtert ThedaCare Health, Inc., the National Exchange Bank and Trust in Fond du Lac, Wisconsin, and the National Association of Manufacturers (NAM).

Other current directorships (Listed)	Oshkosh Corporation (NYSE: OSK) (since 2021)
Other current directorships (Unlisted)	Froedtert ThedaCare Health, Inc; National Exchange Bank & Trust; National Association of Manufacturers.
Former listed company directorships (last five years)	The Manitowoc Company, Inc (NYSE: MTW) (2016 - 2024)
Residency	United States

James Hardie 2025 Annual Report on Form 20-F	28

Rada Rodriguez, MSc
Independent, Non-Executive Director Appointed to the Board November 2018 Current term expires November 2025
Age	66
Committees	Nominating & Governance Committee (Chair); People & Remuneration Committee (Member)
Qualifications	MSc Construction Engineering, Diploma in Efficient Board Management (Institute of Directors, UK)
Expertise, experience and skills	Ms Rodriguez serves as Chief Executive Officer of Signify DACH, part of the Signify Group, a world leader in connected LED lighting systems, software and services, since May 2021. She previously served as Chief Executive Officer of Schneider Electric GmbH, part of Schneider Electric Group, a global energy management and automation company and served as Senior Vice President, Corporate Alliances until 2021. On joining the company in 1999, she held a progression of senior roles including Head of International Research and Development for Schneider Electric Sweden, and Senior Vice President and Zone President, Central and Eastern Europe.

Prior to joining Schneider Electric GmbH, she worked at Level Group (later acquired by Schneider) and before that she worked for 5 years at Colasit Scandinavia AB, a Swiss industrial machinery manufacturer. She started her career with K-Konsult AB, a Swedish technical consulting firm with a focus on installation technology where she worked for 5 years as a design engineer.
Other current directorships (Listed)	None
Other current directorships (Unlisted)	ZVEI (since 2014)
Former listed company directorships (last five years)	None
Residency	Germany

James Hardie 2025 Annual Report on Form 20-F	29

Suzanne B. Rowland, MS, BS
Independent, Non-Executive Director Appointed to the Board February 2021 Current term expires August 2027
Age	63
Committees	Audit Committee (Member); People & Remuneration Committee (Member)
Qualifications	BS in Chemical Engineering (University of Pennsylvania); Master of Science in Business Studies (London Business School)
Expertise, experience and skills	Ms Rowland has extensive senior executive experience leading complex global materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies driving focused profitable growth.

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

In 2023, Ms Rowland earned the Sustainability and Climate Risk Certificate from the Global Association of Risk Professionals.
Other current directorships (Listed)	Sealed Air Corporation (NYSE: SEE) (since 2020)
Other current directorships (Unlisted)	Kenan Advantage Group, Inc. (since 2024)
Former listed company directorships (last five years)	SPX Flow, Inc. (NYSE: SPXC) (2018-2022); L.B. Foster Co. (NASDAQ: FSTR) (2008-2022)
Residency	United States

James Hardie 2025 Annual Report on Form 20-F	30

Nigel Stein, CA, BSc
Independent, Non-Executive Director Appointed to the Board May 2020 Current term expires August 2026
Age	69
Committees	Audit Committee (Member); Nominating & Governance Committee (Member)
Qualifications	Bachelor of Science in Mechanical Engineering (Edinburgh University); Chartered Accountant (CA) (Institute of Chartered Accountants of Scotland)
Expertise, experience and skills	Mr Stein has extensive experience in the global automotive and manufacturing sectors. He previously served as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he held from May 2018 to May 2024 and as a non-executive director from October 2015 to May 2024.

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
Other current directorships (Listed)	None
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	Inchcape PLC (LSE: INCH) (2015 - 2024)
Residency	United Kingdom

James Hardie 2025 Annual Report on Form 20-F	31

Harold Wiens, BS
Independent, Non-Executive Director Appointed to the Board May 2020 Current term expires August 2026
Age	78
Committees	Audit Committee (Member)
Qualifications	Bachelor of Science in Mechanical Engineering (Michigan Technological University)
Expertise, experience and skills	Mr Wiens worked at 3M Company (3M) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M’s largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth.

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

Other current directorships (Listed)	None
Other current directorships (Unlisted)	The Rejuvi Venture, Inc. (since 2021)
Former listed company directorships (last five years)	Bio-Techne Corporation (NASDAQ:TECH) (2014 - 2020)
Residency	United States

James Hardie 2025 Annual Report on Form 20-F	32

Remuneration Report

This Remuneration Report describes the executive remuneration philosophy, programs and objectives of the People and Remuneration Committee and the Board of Directors (the “Board”), as well as the executive remuneration plans and programs implemented by James Hardie.

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

This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2025) (“Senior Executive Officers”) in fiscal year 2025, and also includes an outline of the key changes for fiscal year 2026. Details regarding changes to the fiscal year 2026 LTI Plan will be provided in a separate full People & Remuneration Report together with the 2025 Notice of Annual General Meeting (“AGM”) and accompanying materials, as it is the intent of the People & Remuneration Committee to align the LTI Plan with the strategic direction and objectives after the merger with The AZEK Company has closed. Further details of these changes will be set out in the 2025 Notice of AGM.

For fiscal year 2025, our senior executive officers are:

•Aaron Erter, Chief Executive Officer;
•Rachel Wilson, Chief Financial Officer;
•Sean Gadd, President, North America;
•Ryan Kilcullen, Executive Vice President, Global Operations; and
•Timothy Beastrom, Chief Legal Officer.

This Remuneration Report has been adopted by our Board on the recommendation of the People & Remuneration Committee.

James Hardie 2025 Annual Report on Form 20-F	33

EXECUTIVE SUMMARY
Fiscal Year 2025 Business Highlights1

In fiscal year 2025, we achieved net sales of US$3.9 billion, Adjusted earnings before interest and taxes (“EBIT”) of US$863 million and Adjusted net income of US$644 million.

The following graphs show our performance for key financial measures during fiscal year 2025, with a comparison to prior corresponding periods:

NET SALES
Dollars in US millions
FY25
3,878
FY24
3,936
FY23
3,777
FY22
3,615
FY21
2,909

ADJUSTED EBIT
Dollars in US millions
FY25
863
FY24
941
FY23
780
FY22
816
FY21
629

ADJUSTED NET INCOME
Dollars in US millions
FY25
644
FY24
708
FY23
606
FY22
621
FY21
458

ADJUSTED DILUTED EPS
US Dollars/Share
FY25
1.49
FY24
1.61
FY23
1.36
FY22
1.39
FY21
1.03

ADJUSTED ROCE
%
FY25
44%
FY24
55%
FY23
48%
FY22
51%
FY21
40%

OPERATING CASH FLOW
Dollars in US millions
FY25
803
FY24
914
FY23
608
FY22
757
FY21
787

____________
1Please see the “Glossary of Abbreviations and Definitions” in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2025 Annual Report on Form 20-F	34

Fiscal Year 2025 Remuneration Highlights

Our fiscal year 2025 compensation continued to reflect and promote our pay-for-performance philosophy and our goal to position Senior Executive Officer fixed base salary, benefits, and total target remuneration (comprising fixed and target variable remuneration) at the median of our Peer Group (defined herein).

The following is a summary of the key aspects and events that occurred relative to the Company’s remuneration policies, programs and arrangements during the course of fiscal year 2025:

•No changes were made to the core design of the of our Short-Term Incentive program in fiscal year 2025, which is comprised of both the Company Performance Plan (“CP Plan”) and Individual Performance Plan (“IP Plan”). The CP Plan continues to measure both Growth and Returns when assessing Company performance and shareholder value creation. A complete description of the CP Plan for fiscal year 2025 is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
•No changes were made to the design of the Long-Term Incentive (“LTI”) Plan for fiscal year 2025. The LTI plan remains similar to the fiscal year 2024 plan with updated financial targets. A complete description of the LTI program, including the applicable performance hurdles, is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

Fiscal Year 2025 Total Target Remuneration

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary, benefits and variable performance-based incentives. The People & Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2025:

Summary of Fiscal Year 2025 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2025 Annual Base Salary (US$)	FY2025 STI Target Value (US$)	FY2025 LTI Target Value (US$)	FY2025 Total Target Compensation (US$)
A Erter	1,090,000	1,417,000	6,100,000	8,607,000
R Wilson	644,800	483,600	1,100,000	2,228,400
S Gadd	699,660	489,762	1,100,000	2,289,422
R Kilcullen	501,120	325,728	650,000	1,476,848
T Beastrom	468,000	304,200	500,000	1,272,200

Results of 2024 Remuneration Report Vote

In August 2024, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2024. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.

James Hardie 2025 Annual Report on Form 20-F	35

At our 2024 Annual General Meeting, our shareholders approved our remuneration report, with 73.8% of the votes cast in support of our remuneration program. The People & Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2025.

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

Composition of Remuneration Packages

In line with our remuneration philosophy, our goal is to position Senior Executive Officer fixed base salary, benefits, and total target remuneration (comprising fixed and target variable remuneration) at the median of our Peer Group. Performance goals for target variable performance-based incentive remuneration are set with the expectation that we will deliver results in the top quartile of our Peer Group. Performance below this level will result in variable remuneration payments below target (and potentially zero for poor performance). Performance above this level will result in variable remuneration payments above target.

James Hardie 2025 Annual Report on Form 20-F	36

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for our CEO and other Senior Executive Officers for fiscal year 2025. Fixed remuneration includes base salary and variable remuneration and is comprised of target STI awards and the following three LTI components: (i) Relative Total Shareholder Return (“TSR”) Restricted Stock Units (“RSUs”); (ii) Return on Capital Employed (“ROCE”) RSUs; and (iii) Scorecard LTI at target, each of which are discussed in more detail in this Remuneration Report.

Setting Remuneration Packages

Remuneration decisions are based on the executive remuneration philosophy and framework described in this Remuneration Report. The People and Remuneration Committee reviews and the Board approves this framework each year.

Remuneration packages for Senior Executive Officers are evaluated each year to make sure that they continue to align with our compensation philosophy, are competitive with our Peer Group and developments in the market, and continue to support our business structure and objectives. In making decisions regarding individual Senior Executive Officers, the People and Remuneration Committee takes into account both the results of an annual remuneration positioning review provided by the People and Remuneration Committee’s independent advisers and the Senior Executive Officer’s responsibilities and performance.

All aspects of the remuneration package for our CEO and CFO are determined by the People and Remuneration Committee and ratified by the Board. All aspects of the remuneration package for the remaining Senior Executive Officers are determined by the People and Remuneration Committee on the recommendation of the CEO.
People and Remuneration Committee Governance

The remuneration program for our Senior Executive Officers is overseen by our People and Remuneration Committee, the members of which are appointed by the Board. As prescribed by the People and Remuneration Committee Charter, the duties of the People and Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration framework for the

James Hardie 2025 Annual Report on Form 20-F	37

Company; (iii) making recommendations to the Board on recruitment, retention and termination policies and procedures for senior management; and (iv) advise on people topics as they relate to business strategy and outcomes. The current members of the People and Remuneration Committee are Persio Lisboa (Chair), John Pfeifer, Rada Rodriguez and Suzanne Rowland, all of whom are independent non-executive directors. A more complete description of these and other People and Remuneration Committee functions is contained in the People and Remuneration Committee’s Charter, a copy of which is available on our Investor Relations website (ir.jameshardie.com.au).

Summary of Executive Remuneration Practices

The following table summarizes certain of the key governance practices employed by the People and Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

Compensation Practices We Employ
✓	Retain independent compensation advisers reporting directly to the People and Remuneration Committee	✗	Prohibition on hedging of stock held by executives and directors
✓
Pay for performance model, with approximately 87% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 67% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers

		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum North America growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set share ownership requirements for all directors, Senior Executive Officers and Vice Presidents	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the People and Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements

Remuneration Advisers

As permitted by the People and Remuneration Committee Charter, the People and Remuneration Committee retained FW Cook (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2025. The People and Remuneration Committee reviews the appointment of its advisers each year. Both FW Cook and Guerdon Associates provided the People and Remuneration Committee with written certification during fiscal year 2025 to support their re-appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a People and Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The People and Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2025.

James Hardie 2025 Annual Report on Form 20-F	38

Benchmarking Analysis

To assist the People and Remuneration Committee in making remuneration decisions, the People and Remuneration Committee evaluates the remuneration of our Senior Executive Officers against a designated set of companies (the “Peer Group”). The Peer Group, which is reviewed by the People and Remuneration Committee on an annual basis, consists of companies that are similar to us in terms of certain factors. The People and Remuneration Committee believes that US based companies are a more appropriate peer group than Australian based companies, as they are exposed to the same macroeconomic factors in the US housing market as those we face.

For fiscal year 2025, the factors used to review and define the Peer Group included:

•Size (revenue and market cap);
•Industry (builders and suppliers);
•Exposure to the US housing market;
•Operates and services global markets; and
•Focus on innovation and intellectual property as a differentiating factor for the business.

As a result, it was decided to retain the peer group as identified for FY2024. Below are the names of the 22 companies comprising the Peer Group, which was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2025.

A.O. Smith Corporation	Louisiana-Pacific Corp	The Toro Company
Acuity Brands, Inc	Martin Marietta Materials, Inc	Toll Brothers, Inc.
American Woodmark Corp	Masco Corporation	Trex Company, Inc
Armstrong World Industries, Inc	Mohawk Industries, Inc	Valmont Industries, Inc
Builders FirstSource, Inc.	NVR, Inc.	Vulcan Materials Co
Carlisle Companies Incorporated	Newell Brands, Inc.	Watsco, Inc
Fortune Brands Home & Security	Owens Corning
Lennox International, Inc	Simpson Manufacturing Co., Inc
Performance Linkage with Remuneration Policy
During its annual review, the People and Remuneration Committee assessed our performance in fiscal year 2025 against:
•our historical performance;
•our Peer Group;
•the goals in our STI and LTI variable remuneration plans; and
•the key objectives and measures the Board expects to see achieved, which are set forth in what is referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the People and Remuneration Committee concluded that management’s performance in fiscal year 2025 was strong. In light of the current macroeconomic environment, particularly in North America, management took action to accelerate HOS Savings and proactively manage cost, contributing to a strong EBIT margin performance. The Company continued to invest for growth, with increased capacity in Prattville, AL and opening operations in Westfield, MA. APAC delivered record EBIT margin and Europe delivered record net sales. The long-term incentive plan three-year ROCE performance exceeded expectations, and the long-term strategic measures included in the Scorecard resulted in above target payouts.

James Hardie 2025 Annual Report on Form 20-F	39

More details about this assessment are set out below in this Remuneration Report.

DESCRIPTION OF 2025 REMUNERATION ELEMENTS
Base Salaries and Other Fixed Remuneration Benefits
Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, as well as the individual’s capability, experience and performance. Annual base salary increases are not automatic. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the People and Remuneration Committee each year.
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2025, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers” on page 54.
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

James Hardie 2025 Annual Report on Form 20-F	40

Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the People and Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2025, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	LTIP	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)

STI Plans
On an annual basis, the People and Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2025, the STI target percentage for Mr Erter was 130% of base salary and 75% for Ms Wilson, 70% for Mr Gadd, and 65% for Mr Kilcullen and Mr Beastrom, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

CP Plan
For fiscal year 2025, the core plan design was the same as prior years. The metrics for all three regions (North America, Asia Pacific, and Europe) remained the same as for fiscal year 2024. We measure profitable growth primarily by using share gain and profitability metrics when assessing Company performance and shareholder value creation. These metrics continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific are Primary Demand Growth (“PDG”) and EBIT margin. Europe is measured against three metrics - High Value Product Volume Growth, Total Net Sales and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales incentivize outstanding Company performance; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout is 3.0x of target. For fiscal year 2025, Mr Gadd is tied to the North America STI plan.

For executives with global responsibility (Messrs Erter, Kilcullen, Beastrom and Ms Wilson), their bonus is based on global metrics. For fiscal year 2025, the metric of Return on Capital Employed (“ROCE”), though included in LTI, was replaced by Days Away Restricted Time (“DART”) to emphasize safety as a foundational element of our strategy. The Adjusted Net Income and HardieTM Operating Systems (“HOS”) cost savings metrics remained the same for fiscal year 2025. We believe these metrics properly align executives with global responsibility to be focused on our strategic initiatives including our Zero Harm philosophy and profitable growth globally.

IP Plan

Under the IP Plan, the People and Remuneration Committee approve a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s

James Hardie 2025 Annual Report on Form 20-F	41

achievement of specific objectives aligned with the strategic plan and contributions to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan with Board discretion to award up to 300% of target for members of the Executive Leadership Team (“ELT”).

The People and Remuneration Committee has reserved for itself discretion to change the STI paid. An example of when the People and Remuneration Committee would consider exercising this discretion includes external factors outside of management’s control, such as, a general shift in the housing market that is considered to have a sufficiently material impact on results. The People and Remuneration Committee will disclose the reasons for any such exercise of its discretion.

The People and Remuneration Committee believes that the payout scales are appropriate because they provide management with an incentive to achieve overall corporate goals, balance growth with returns, recognize the need to flexibly respond to strategic opportunities, and incorporate People and Remuneration Committee discretion to ensure appropriate outcomes.

STI Plan Performance for Fiscal Year 2025

Our CP Plan results and the subsequent STI payouts for fiscal year 2025 were as follows:
•While we grew above market in North America, our result was below threshold for the PDG metric, resulting in zero payout for this metric. Despite lower volume in FY25, the business proactively controlled costs to deliver an EBIT margin result and payout just below target. The resulting payout for the region was below target.
•In APAC, we had outstanding results in EBIT Margin, resulting in maximum payout for this metric. The PDG threshold was not met based on FY25 results, resulting in no payout for this metric. Overall, the payout for APAC was above target due to the strong EBIT margin results.
•In Europe we delivered above target EBIT Margin results, returning an above target payout for this metric. Net Sales Growth in the region was very strong, resulting in a near-maximum payout for the metric. The High Value Product Growth result and payout were below target. Together, these results returned an overall payout above target for FY25.
•For the global plan, DART results were above threshold, though the management team recommended to not pay out for the DART portion due to our high bar on Zero Harm culture and below target performance. The FY25 Adjusted Net Income result and payout came in just above target. The team did an excellent job delivering HOS Savings in FY25, resulting in maximum payout for this metric. Overall, the payout for the global plan was above target.

Regarding the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2025 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2025 one-year individual performance and core organizational values and leadership behavior goals.

For fiscal year 2025, the amount to be paid to each of our Senior Executive Officers under the STI Plans, inclusive of the CP portion and IP portion, is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers.”

LTI Plans

Each year, the People and Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each

James Hardie 2025 Annual Report on Form 20-F	42

Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:
•ROCE RSUs are used as they are an indicator of high capital efficiency required over time;
•Relative TSR RSUs are used as they are an indicator of our performance relative to our US Peer Group; and
•Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

Awards issued under the LTI are issued pursuant to the terms of the LTIP.

During fiscal year 2025, our Senior Executive Officers were granted the following awards:

	Time-Based RSUs	ROCE RSUs	TSR RSUs	Scorecard LTI Units	Stock options
A Erter	—	89,621	137,865	268,865	—
R Wilson	—	16,161	24,860	48,483	—
S Gadd	—	16,161	24,860	48,483	—
R Kilcullen	—	9,549	14,690	28,649	—
T Beastrom	—	7,346	11,300	22,038	—

RSUs and stock options issued/exercised under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities (“CUFS”) on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

ROCE RSUs (25% of target LTI for Fiscal Years 2025-2027)

The People and Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilized to an extent which permitted the setting of multi-year financial metrics. The People and Remuneration Committee believes ROCE RSUs remain an appropriate component of the LTI Plan because they:
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

James Hardie 2025 Annual Report on Form 20-F	43

The hurdles for ROCE RSUs granted in fiscal year 2025 (for performance in fiscal years 2025 to 2027 were increased from the hurdles used for the ROCE RSUs granted in fiscal year 2024, as shown in the table below:

Fiscal Years 2025-2027 ROCE	Amount of Target to Vest
< 40.0%	0.0x
≥ 40.0%, but < 43.5%	0.5x
≥ 43.5%, but < 47.0%	1.0x
≥ 47.0%, but < 50.0%	1.5x
> 50.0%	2.0x

At the conclusion of this three-year performance period, the People and Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the People and Remuneration Committee can exercise negative discretion to reduce the number of shares received on vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest.
____________
1    For purposes of ROCE RSU vesting, “Adjusted EBIT” and “Adjusted Capital Employed” will be calculated as follows:

“Adjusted EBIT” will be calculated as (i) EBIT as reported in our financial results; adjusted by (ii) excluding the earnings impact of legacy issues (such as asbestos adjustments); and (iii) excluding merger costs, restructuring expenses and asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee.

“Adjusted Capital Employed” will be calculated as total assets minus current liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) excluding the impact of merger costs, restructuring expenses and asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register; (iv) excluding performance from any business held for sale; and (v) excluding cash and short-term debt.

ROCE RSUs Vesting in Fiscal Year 2025 (for Fiscal Years 2023-2025)

As a component of the fiscal year 2023 LTI Plan, we granted ROCE RSUs in August 2022. The ROCE RSUs comprised 25% of each Senior Executive Officer’s LTI target and were granted assuming 2.0x target. Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2023-2025 and is subject to the People and Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
≥ 40.0%	2.0x

Based on the average ROCE result for fiscal years 2023-2025 of 48.6%, a 2.0x target of the ROCE RSUs granted will vest on 17 August 2025.

James Hardie 2025 Annual Report on Form 20-F	44

Relative TSR RSUs (25% of target LTI for Fiscal Years 2025-2027)

The People and Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

Relative TSR RSUs have been a component of our LTI since fiscal year 2009. Consistent with recent prior years, the maximum payout for Relative TSR RSUs granted in fiscal year 2025 is 2.0x target LTI.

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2025, our relative TSR performance will be measured against the Peer Group over a three-year performance period from grant date. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x
The People and Remuneration Committee will continue to monitor the design of the Relative TSR RSU component of the LTI Plan for Senior Executive Officers with the aim of balancing investor preferences with the ability to motivate and retain Senior Executive Officers.
TSR RSUs Vested for Fiscal Years 2022-2024

As part of the fiscal year 2022 LTI Plan, in August 2021 we granted three-year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the Peer Group in place at that time, based on the following schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x

James Hardie 2025 Annual Report on Form 20-F	45

In August 2024, the only test of Relative TSR performance was completed, resulting in our TSR performance at the 22.7th percentile of the Peer Group in place at that time. As a result, none of the Fiscal Year 2022 - 2024 Relative TSR RSUs vested since threshold performance was not met.

Scorecard LTI (50% of target LTI for Fiscal Years 2025-2027)

Scorecard LTI has been a component of our LTI Plan since fiscal year 2010. Each year, the People and Remuneration Committee approves a number of key management objectives and the results it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. At the end of the three-year performance period, the People and Remuneration Committee assesses our Senior Executive Officers’ collective performance on each key objective and each individual Senior Executive Officer’s contribution to those achievements and the Board reviews this assessment. Senior Executive Officers may receive different ratings depending on the contribution they have made during the three-year performance period. Although most of the objectives in the Scorecard have quantitative targets, we consider some of the targets to be commercial-in-confidence, as the Scorecard is linked to strategy. Consistent since fiscal year 2010, the maximum payout for Scorecard LTI is 3.0x target LTI.

The People and Remuneration Committee believes that the Scorecard LTI continues to be an appropriate component of its LTI Plan because it:
•allows the People and Remuneration Committee to set targets for and reward executives on a balance of longer-term financial, strategic, business, customer and organizational development goals which it believes are important contributors to long-term creation of shareholder value;
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

Further details related to the Scorecard for fiscal year 2025, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report included in our Annual Report filed in May 2024. An assessment of our Scorecard performance for fiscal years 2023-2025 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2025-2027 at the conclusion of fiscal year 2027.

James Hardie 2025 Annual Report on Form 20-F	46

Scorecard LTI Vesting in Fiscal Year 2025 (for Fiscal Years 2023-2025)

After fiscal year 2025, the People and Remuneration Committee reviewed our performance over fiscal years 2023-2025 against the Scorecard objectives set forth in fiscal year 2023, and the contribution of individual Senior Executive Officers towards the achievement of such objectives.

	Performance Metric/Results	Assessment for the Three-year Period
Organic Revenue Growth	Goal: APAC: 11%+; Europe: 6%+; NA: 11%+ Result (Total): APAC: 10.1%; Europe: 9.5%; NA: 12.2%	APAC: Below Expectations Europe: Exceptional Performance North America: Exceeds Expectations
EBIT Margin	Goal: APAC: 27% - 32%; Europe: 13% - 18%; NA: 27% - 32% Result (3-Year Average): APAC: 29.0%; Europe: 7.6%; NA: 29.6%	APAC: Meets Expectations Europe: Below Expectations North America: Exceeds Expectations
High Value Product Mix
Goal: APAC: Annual improvement with FY25 at 8+%. Europe: Fiber Cement revenue growth 25+%. NA: ColorPlus Volume Growth 15+%; Annual Improvement with FY25 4+%

Result: APAC: +1.8%; Europe: +19.2%; NA: +0.5%
APAC: Below Expectations Europe: Below Expectations North America: Below Expectations
Zero Harm (“ZH”)
Goal:
Dart rate:
APAC: FY23=0.08; FY24= 0.085; FY25=.07 Europe: FY23=0.47; FY24=0.45; FY25=0.43 NA: FY23=0.79; FY243=0.76; FY25=0.73
Empower all to be Zero Harm Leaders, Execute on critical ZH priorities.

Result:
Dart rate:
APAC: FY23=0.00; FY24=0.47; FY25=0.31, Europe: FY23=0.47; FY24=0.29; FY25=0.83, NA: FY23=0.83; FY24=0.68; FY25=0.96
APAC: Below Expectations Europe: Meets Expectations North America: Below Expectations
Innovation	Goal: Commercial-in-confidence metrics for products and process efficiencies.	APAC: Meets Expectations Europe: Meets Expectations North America: Meets Expectations

James Hardie 2025 Annual Report on Form 20-F	47

	Performance Metric/Result	Assessment for the Three-year Period
Supply Ahead of Demand
Goal: EBIT Margin expansion through continued LEAN savings; Enable Capacity through LEAN performance improvements; Capacity Expansion.

Result:
LEAN:
APAC: FY23=147; FY24=145; FY25=146, Europe: FY23=138; FY24=148; FY25=148, NA: FY23=147; FY24=148; FY25=148
Capacity Expansion adapted due to changing market conditions
APAC: Meets Expectations Europe: Meets Expectations North America: Exceeds Expectations
Marketing to Create Demand
Goal: Implement tactics that drive revenue growth (+20% in Color); report metrics that tie revenue growth to marketing tactics; increase consumers to website and shorten path to purchase; launch influencer partnerships to reduce path to purchase

Result: James Hardie is the most top-of-mind brand in exterior home siding category in aided and unaided awareness. Grew James Hardie Alliance membership by +26% year-over-year. Launched redesigned JamesHardie.com website; drove increase in brand awareness and preference to grow qualified leads
Exceeds Expectations
People & Culture
Goal:
3-Year average turnover:
APAC: <10%; Europe: <8%; NA: <14%
Emulate Leadership Behaviors Values, Talent Management, and Diverse Talent

Result:
3-Year average turnover:
APAC: 7.1%; Europe: 4.8%; NA: 9.3%
Strong People and Culture foundations established through inaugural engagement survey, Grow@Hardie development month, and rollout of Purpose, Vision, Mission, and Values. Significant progress on Culture and Succession/Talent Planning initiatives including launch of Employee Stock Purchase Plan
Exceeds Expectations
Environmental, Social & Governance (“ESG”)
Goal: Strengthen Climate Disclosure Project disclosures with Task Force for Climate Change Disclosure (“TCFD”) recommendations and progress towards goals; Refresh materiality assessment; Expanded TFCD reporting; Evolve ESG strategy & goals; develop Scope 3 reduction strategy; support brand strategy.

Result:
ESG strategy and goals evolution, Scope 3 reduction strategy, and supporting brand strategy on track in FY25. Undertook scenario analysis as part of TCFD analysis in FY24. Climate Disclosure Project score increased from B- to B during FY23 as a result of expanded reporting
Meets Expectations

James Hardie 2025 Annual Report on Form 20-F	48

Starting with the fiscal years 2023 - 2025 LTI Scorecard, the People and Remuneration Committee intends to disclose the criteria utilized to determine the final scoring of the LTI Scorecard based on an objective assessment of the relevance of each metric as part of the Company’s long-term strategic plan. The results for the fiscal years 2023 - 2025 LTI Scorecard are presented in the matrix below. The People and Remuneration Committee determined that Senior Executive Officers would receive an average Scorecard rating of 1.57x of target, with individual payouts ranging between 1.00x and 1.75x of target.

Metric	Weighting	APAC Result	EU Result	NA Result	Payout Multiple	Weighted Payout
Organic Revenue Growth	17%	Below	Exceptional	Exceeds	2.03x	0.35x
EBIT Margin	17%	Meets	Below	Exceeds	1.17x	0.20x
High Value Product Mix	8%	Below	Below	Below	0.45x	0.04x
Zero Harm	8%	Below	Meets	Below	0.55x	0.04x
Innovation	8%	Meets	Meets	Meets	1.17x	0.09x
Supply Ahead of Demand	8%	Meets	Meets	Exceeds	1.33x	0.11x
Marketing to Create Demand	8%	Exceeds			2.50x	0.20x
People and Culture	17%	Exceeds			2.50x	0.43x
ESG	8%	Meets			1.25x	0.10x
Total Payout:						1.57x

CHANGES TO REMUNERATION FOR FISCAL YEAR 2026

Remuneration for Fiscal Year 2026
During our May 2025 meeting, the Board, with the assistance of the People and Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2026.

Other Senior Executive Officer Remuneration

Base pay, target STI and LTI increases in fiscal year 2025 and 2026 for the CEO and other Senior Executive Officers are as follows:

	Base Salary		Target STI		LTI Target
Name	Fiscal Year 2025 (US$)	Fiscal Year 2026 (US$)	Fiscal Year 2025 (US$)	Fiscal Year 2026 (US$)	Fiscal Year 2025 (US$)	Fiscal Year 2026 (US$)
A Erter	1,090,000	1,128,000	130%	130%	6,100,000	6,100,000
R Wilson	644,800	671,237	75%	75%	1,100,000	1,200,000
S Gadd	699,660	722,749	70%	75%	1,100,000	1,100,000
R Kilcullen	501,120	517,657	65%	70%	650,000	650,000
T Beastrom	468,000	487,188	65%	70%	500,000	600,000

James Hardie 2025 Annual Report on Form 20-F	49

Base salary increases are made in line with our annual compensation review guidelines and aligned with remuneration philosophy, were adjusted as required to maintain positioning relative to market merit increase levels. STI and LTI target changes for FY26 were made for certain Senior Executive Officers to align pay closer to market median for their respective roles, as noted above.
Benchmarking Analysis
For fiscal year 2026, the People and Remuneration committee reviewed the Peer Group consistent with the factors used in fiscal year 2025. As a result of this review, it was determined to remove NVR, Inc. and Toll Brothers, Inc., both homebuilders, from the Peer group to better reflect our current business operations and competitors for executive talent. The Peer Group for fiscal year 2026 includes 20 companies:

A.O. Smith Corporation	Lennox International, Inc.	Simpson Manufacturing Co., Inc
Acuity Brands, Inc	Louisiana-Pacific Corp	The Toro Company
American Woodmark Corp	Martin Marietta Materials, Inc	Trex Company, Inc.
Armstrong World Industries, Inc	Masco Corporation	Valmont Industries, Inc.
Builders FirstSource, Inc.	Mohawk Industries, Inc.	Vulcan Materials Co.
Carlisle Companies Incorporated	Newell Brands, Inc.	Watsco, Inc
Fortune Brands Home & Security	Owens Corning

STI Plans

For fiscal year 2026, the core plan design will continue to be the same as fiscal year 2025. Our metrics continue to align with our strategic direction and measure profitable growth primarily by using share gain metrics and profitability metrics when assessing Company performance and shareholder value creation. These metrics will continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific will remain the same as FY2025 with Primary Demand Growth (“PDG”) and EBIT margin. Europe will continue to be measured against three metrics - High Value Product Volume Growth, Total Net Sales Growth, and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales are created to incentivize outstanding Company performance in a uncertain market; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout will be 3.0x of target. For fiscal year 2026, Mr Gadd will continue to be tied to the North America STI plan.

For executives with global responsibility (Messrs Erter, Kilcullen, Beastrom and Ms Wilson), their bonus will continue to be based on global metrics of Adjusted Net Income, HardieTM Operating Systems (“HOS”) cost savings and the safety metric of DART. We believe these metrics properly align executives with global responsibility to be focused on profitable share gain in all three regions as well as our strategic initiatives and Zero Harm safety priority.

LTI Plan

It is the intent of the People and Remuneration Committee to align the LTI Plan for fiscal year 2026 with the strategic direction and objectives of the Company after the merger with The AZEK Company has closed. The LTI Plan for fiscal year 2026 will be provided in a separate full People & Remuneration report, together with the 2025 Notice of Annual General Meeting (“AGM”) and accompanying materials.

James Hardie 2025 Annual Report on Form 20-F	50

OTHER EXECUTIVE REMUNERATION PRACTICES

Clawback Provisions

The People and Remuneration Committee has established an executive performance-based compensation clawback policy in connection with performance-based compensation paid or awarded to certain executives. The clawback policy provides that the Board may, in all appropriate circumstances, recover from any current or former executive regardless of fault, that portion of any performance-based compensation erroneously awarded: (i) based on financial information required to be reported under applicable US or Australian securities laws or applicable exchange listing standards that would not have been paid in the three completed fiscal years preceding the year(s) in which an accounting restatement is required to correct a material error; or (ii) during the previous three completed fiscal years as a result of any errors or omissions in objective, calculable performance measures contained in formal papers presented to and relied upon by the Board for purposes of determining compensation to be paid or awarded, where the absence of such errors or omissions would have resulted in there being a material negative impact on the amount of performance-based compensation paid or awarded.

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

In addition, all fiscal year 2025 LTI grants made to Senior Executive Officers are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2025, all LTI grants made to Senior Executive Officers will be subject to the clawback provision.

James Hardie 2025 Annual Report on Form 20-F	51

Stock Ownership Guidelines

The People and Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. In February 2023, we reviewed our guidelines and increased the multiple of base salary. For the CEO and other Senior Executive Officers, our increased guidelines require them to accumulate holdings of five times and two times their base salary, respectively, in our stock over a period of five years. In November 2023, the People and Remuneration Committee included the Vice Presidents (VPs) to the Stock Ownership Guidelines requiring them to accumulate holdings of one times base salary. New Senior Executive Officers and VPs will have five years from the date the executive first becomes subject to the applicable guideline. In addition, an estimated after-tax amount of time-based restricted stock units will be counted toward the guidelines. All other features of the stock ownership guidelines remain the same.

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

As of 31 March 2025, all executives have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.

Equity Award Practices

The fiscal year 2025 annual equity awards under the LTI Plan were approved by the People and Remuneration Committee in May with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2025. There are no loans outstanding to Senior Executive Officers.

Employment and Severance Arrangements

During fiscal year 2025, we maintained employment or severance agreements with Mr Erter and the Senior Executive Officers. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

James Hardie 2025 Annual Report on Form 20-F	52

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

James Hardie 2025 Annual Report on Form 20-F	53

Severance Agreements with Ms Wilson, and Messrs Sean Gadd, Ryan Kilcullen, and Timothy Beastrom

During fiscal year 2025, we entered into a severance agreement with Ms Wilson, and Messrs Gadd, Kilcullen and Beastrom in order to provide them with certain severance benefits under various termination scenarios. In the event of termination by the Company without cause or by the executive for good reason or death and disability, these benefits would be in addition to what would be considered standard for any employee at termination (i.e., lump sum unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) and would include:

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

James Hardie 2025 Annual Report on Form 20-F	54

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers - fiscal years 2025, 2024 and 2023 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
A Erter[7]
Fiscal Year 2025	1,083,563	2,054,650	64,499	20,700	12,445,784	(6,406,053)	—	9,263,143
Fiscal Year 2024	1,027,769	3,300,840	45,183	19,800	6,630,132	4,016,270	—	15,039,994
Fiscal Year 2023	556,996	278,795	29,123	12,830	2,339,393	93,635	1,832,434	5,143,206
R Wilson
Fiscal Year 2025	638,123	701,220	40,965	20,700	1,849,304	(522,966)	—	2,727,346
Fiscal Year 2024	364,846	719,598	17,314	6,677	784,498	96,447	120,361	2,109,741
S Gadd
Fiscal Year 2025	692,415	293,857	63,549	20,700	3,177,422	(2,135,714)	—	2,112,229
Fiscal Year 2024	666,625	1,247,951	64,062	19,800	3,036,708	3,098,560	—	8,133,706
Fiscal Year 2023	650,000	182,000	62,333	18,300	2,758,207	(1,123,392)	—	2,547,448
R Kilcullen
Fiscal Year 2025	495,434	456,019	61,458	20,700	1,960,386	(1,306,677)	—	1,687,320
Fiscal Year 2024	467,769	826,800	54,669	19,800	1,845,119	1,841,776	—	5,055,933
Fiscal Year 2023	435,000	113,100	54,973	18,300	1,457,435	(546,586)	—	1,532,222
T Beastrom
Fiscal Year 2025	463,154	441,090	56,836	20,700	1,185,576	(606,598)	—	1,560,758
Fiscal Year 2024	450,000	702,000	51,254	17,723	594,019	247,600	19,422	2,082,018
TOTAL
Fiscal Year 2025	3,372,689	3,946,836	287,307	103,500	20,618,472	(10,978,008)	—	17,350,796

____________
1Base pay for fiscal years 2025, 2024 and 2023 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2For further details on STI awards payable for fiscal year 2025 see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2025 and paid in June 2024 and 2023, for fiscal years 2025, 2024 and 2023.
3Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.
4Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs, ROCE RSUs and Stock Options. Relative TSR RSUs are valued using a Monte Carlo simulation method and stock options are valued using the Black-Scholes option pricing model. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance sheet date adjusted for the fair value of estimated dividends as well as the People and Remuneration Committee’s current expectation of the amount of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation over the periods in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes adjustments to the equity award expense in previous fiscal years resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.
5The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2025, 2024 and 2023 as well as adjustments to performance ratings based on review by Executive Management and the Board of Directors. During fiscal year 2025, there was a 39.8% decrease in our share price from US$40.11 to US$24.16. During fiscal year 2024, there was an 87.7% increase in our share price from US$21.36 to US$40.11. During fiscal year 2023, there was a 29.7% decrease in our share price from US$30.38 to US$21.36.
6Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.
7Mr Erter’s base pay includes US$248,091 in fiscal year 2025 which is allocated for tax purposes to his services on the Company’s Board.

James Hardie 2025 Annual Report on Form 20-F	55

Additional Summary Remuneration Table

This table shows the compensation provided to the executive that more closely reflects the amount of pay earned during each fiscal year reported. The footnotes below the table define each compensation component. The main difference between the two tables is the equity incentives. This table shows the value of the LTI Scorecard payout (not shown in previous table) in the Non-Equity Incentive Plan Compensation column, which also includes the annual STI payout. The Stock Awards column shows the value of the fiscal years 2025-2027 equity awards that were granted to each executive.

Name	Base Pay[1]	Bonus[2]	Stock Awards[3]	Options Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
A Erter[7]
Fiscal year 2025	1,083,563	—	3,049,688	—	3,569,920	—	85,199	7,788,370
Fiscal year 2024	1,027,769	—	2,659,984	—	4,424,565	—	64,983	8,177,301
Fiscal year 2023	556,996	—	2,499,965	1,999,996	278,795	—	1,874,387	7,210,139
R Wilson
Fiscal year 2025	638,123	—	549,931	—	701,220		61,665	1,950,939
Fiscal year 2024	364,846	—	1,499,975	—	719,598	—	144,351	2,728,770
S Gadd
Fiscal year 2025	692,415	—	549,931	—	3,215,369		84,249	4,541,964
Fiscal year 2024	666,625	—	499,988	—	2,474,454	—	83,862	3,724,929
Fiscal year 2023	650,000	—	987,480	—	2,301,587	—	80,633	4,019,700
R Kilcullen
Fiscal year 2025	495,434	—	324,948	—	2,229,700		82,158	3,132,240
Fiscal year 2024	467,769	—	324,994	—	1,508,191	—	74,469	2,375,423
Fiscal year 2023	435,000	—	626,226	—	1,000,727	—	73,273	2,135,226
T Beastrom
Fiscal year 2025	463,154	—	249,970	—	441,090		77,536	1,231,750
Fiscal year 2024	450,000	—	199,989	—	702,000	—	88,399	1,440,388
TOTAL
Fiscal Year 2025	3,372,689	—	4,724,468	—	10,157,299	—	390,807	18,645,263
____________
1.Base pay for fiscal years 2025, 2024 and 2023 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2.Includes non-performance bonuses such as a special award for retention or a sign-on bonus for a new hire. No non-performance bonuses were made in fiscal years 2025, 2024, and 2023.
3.Shows the value on the date of grant for the TSR RSUs and ROCE RSUs, as well as any Time-Based RSUs granted to the executive during each fiscal year. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs are valued based on the Company’s share price on the grant date. The TSR RSU valuation for fiscal year 2025 is US$22.12 and ROCE RSU 20-day average share price of US$34.03.
4.Mr Erter was granted an award of nonqualified stock options upon hire. The stock options were granted at an exercise price of AUD33.05 and become exercisable 3 years after the grant date of 3 November 2022 with a 5 year exercise period.
5.For further details on STI awards paid for fiscal year 2025, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2025 and paid in June 2024 and 2023, for fiscal years 2025, 2024 and 2023, respectively. In addition, the LTI Scorecard cash payouts are included that were paid in August 2024, 2023 and 2022.

James Hardie 2025 Annual Report on Form 20-F	56

6.Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, 401(K) company match, relocation, car allowances, membership in executive wellness programs, financial planning and tax services, and severance payments.
7.Mr Erter’s base pay includes US$248,091 in fiscal year 2025 which is allocated for tax purposes to his services on the Company’s Board.

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2025 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

Scorecard LTI[1]
(US dollars)
	FY2025	FY2026	FY2027	FY2028	TOTAL
A Erter	893,845	1,443,599	1,443,599	549,754	4,330,797
R Wilson	161,183	260,317	260,317	99,134	780,951
S Gadd	161,183	260,317	260,317	99,134	780,951
R Kilcullen	95,242	153,821	153,821	58,578	461,462
T Beastrom	73,266	118,327	118,327	45,062	354,982
	1,384,719	2,236,381	2,236,381	851,662	6,709,143

ROCE RSUs[2]
(US dollars)
	FY2025	FY2026	FY2027	FY2028	TOTAL
A Erter	391,053	631,568	631,568	240,515	1,894,704
R Wilson	70,513	113,882	113,882	43,369	341,646
S Gadd	70,513	113,882	113,882	43,369	341,646
R Kilcullen	41,665	67,290	67,290	25,626	201,871
T Beastrom	32,050	51,762	51,762	19,712	155,286
	605,794	978,384	978,384	372,591	2,935,153

Relative TSR RSUs[3]
(US dollars)
	FY2025	FY2026	FY2027	FY2028	TOTAL
A Erter	636,694	1,028,289	1,028,289	391,595	3,084,867
R Wilson	114,810	185,422	185,422	70,613	556,267
S Gadd	114,810	185,422	185,422	70,613	556,267
R Kilcullen	67,842	109,568	109,568	41,726	328,704
T Beastrom	52,186	84,283	84,283	32,097	252,849
	986,342	1,592,984	1,592,984	606,644	4,778,954

James Hardie 2025 Annual Report on Form 20-F	57

____________
1    Represents annual SG&A expense for Scorecard LTI granted in fiscal year 2025. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the final scorecard rating is applied in August 2025, August 2026 and August 2027 at which time the final values are based on the Company’s share price and the senior executive’s scorecard rating at time of vesting.
2    Represents annual SG&A expense for the ROCE RSUs granted in fiscal year 2025. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until August 2025, August 2026, and August 2027 when ROCE results are known and the People & Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.
3    Represents annual SG&A expense for the Relative TSR RSUs granted in fiscal 2025 with fair market value estimated using a binomial lattice model that incorporates a Monte Carlo simulation.

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2025.

Nonqualified Stock Options

As of 30 April 2025, Mr Erter is the only executive to hold nonqualified stock options. These stock options were granted upon hire to “Buy Out” awards he forfeited when leaving his prior employer. The nonqualified stock options vest and become exercisable three years from the grant date and have a five-year exercise period.

Name	Grant Date	Vest Date	Holding and Unvested at 1 April 2024	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2025	Fair Value per Option[2] (US$)
A Erter	03-Nov-22	03-Nov-25	269,221	269,221	$1,930,004	—	—	269,221	$7.17
____________
1    Total Value at Grant = Fair Value per Option multiplied by number of Options granted.
2    The Fair Value of Stock Options is estimated on the date of grant using the Black-Scholes option pricing model.

James Hardie 2025 Annual Report on Form 20-F	58

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2024	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2025	Fair Value per RSU[2] (US$)
A Erter	03-Nov-22[3]	17-Aug-24	39,450	39,450	$308,894	—	(39,450)	—	$7.83
	03-Nov-22[4]	17-Aug-24	19,862	19,862	$417,499	(19,862)	—	—	$21.02
	03-Nov-22[3]	17-Aug-25	115,688	115,688	$1,543,278	—	—	115,688	$13.34
	03-Nov-22[4]	17-Aug-25	79,450	79,450	$1,670,039	—	—	79,450	$21.02
	17-Aug-23[3]	17-Aug-26	137,718	137,718	$2,686,878	—	—	137,718	$19.51
	17-Aug-23[4]	17-Aug-26	92,265	92,265	$2,790,094	—	—	92,265	$30.24
	17-Aug-24[3]	17-Aug-27	—	137,865	$3,085,419	—	—	137,865	$22.38
	17-Aug-24[4]	17-Aug-27	—	89,621	$3,087,443	—	—	89,621	$34.45
R Wilson	17-Aug-23[5]	17-Aug-24	17,343	17,343	$524,452	(5,781)	—	11,562	$30.24
	17-Aug-23[6]	17-Aug-26	51,773	51,773	$1,010,091	—	—	51,773	$19.51
	17-Aug-23[3]	17-Aug-26	25,886	25,886	$505,036	—	—	25,886	$19.51
	17-Aug-23[4]	17-Aug-26	17,343	17,343	$524,452	—	—	17,343	$30.24
	17-Aug-24[3]	17-Aug-27	—	24,860	$556,367	—	—	24,860	$22.38
	17-Aug-24[4]	17-Aug-27	—	16,161	$556,746	—	—	16,161	$34.45
S Gadd	17-Aug-21[3]	17-Aug-24	18,158	18,158	$456,492	—	(18,158)	—	$25.14
	17-Aug-21[4]	17-Aug-24	11,459	11,459	$412,409	(11,459)	—	—	$35.99
	17-Aug-22[7]	17-Aug-24	40,650	40,650	$385,769	—	(40,650)	—	$9.49
	17-Aug-22[8]	17-Aug-24	19,756	19,756	$442,534	(19,756)	—	—	$22.40
	17-Aug-22[3]	17-Aug-25	32,861	32,861	$472,541	—	—	32,861	$14.38
	17-Aug-22[4]	17-Aug-25	20,262	20,262	$447,385	—	—	20,262	$22.08
	17-Aug-23[3]	17-Aug-26	25,886	25,886	$505,036	—	—	25,886	$19.51
	17-Aug-23[4]	17-Aug-26	17,343	17,343	$524,452	—	—	17,343	$30.24
	17-Aug-24[3]	17-Aug-27	—	24,860	$556,367	—	—	24,860	$22.38
	17-Aug-24[4]	17-Aug-27	—	16,161	$556,746	—	—	16,161	$34.45
R Kilcullen	17-Aug-21[3]	17-Aug-24	9,079	9,079	$228,246	—	(9,079)	—	$25.14
	17-Aug-21[4]	17-Aug-24	5,729	5,729	$206,187	(5,729)	—	—	$35.99
	17-Aug-22[7]	17-Aug-24	27,204	27,204	$258,166	—	(27,204)	—	$9.49
	17-Aug-22[8]	17-Aug-24	13,221	13,221	$296,150	(13,221)	—	—	$22.40
	17-Aug-22[3]	17-Aug-25	19,716	19,716	$283,516	—	—	19,716	$14.38
	17-Aug-22[4]	17-Aug-25	12,157	12,157	$268,427	—	—	12,157	$22.08
	17-Aug-23[3]	17-Aug-26	16,826	16,826	$328,275	—	—	16,826	$19.51
	17-Aug-23[4]	17-Aug-26	11,273	11,273	$340,896	—	—	11,273	$30.24
	17-Aug-24[3]	17-Aug-27	—	14,690	$328,762	—	—	14,690	$22.38
	17-Aug-24[4]	17-Aug-27	—	9,549	$328,963	—	—	9,549	$34.45
T Beastrom	1-Mar-23[9]	9-Dec-24	8,970	8,970	$185,141	(8,970)	—	—	$20.64
	1-Mar-23[10]	17-Aug-25	16,099	16,099	$168,557	—	—	16,099	$10.47
	1-Mar-23[11]	17-Aug-25	8,970	8,970	$185,141	—	—	8,970	$20.64
	17-Aug-23[3]	17-Aug-26	10,354	10,354	$202,007	—	—	10,354	$19.51
	17-Aug-23[4]	17-Aug-26	6,937	6,937	$209,775	—	—	6,937	$30.24
	17-Aug-24[3]	17-Aug-27	—	11,300	$252,894	—	—	11,300	$22.38
	17-Aug-24[4]	17-Aug-27	—	7,346	$253,070	—	—	7,346	$34.45
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
3    Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles.

James Hardie 2025 Annual Report on Form 20-F	59

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

James Hardie 2025 Annual Report on Form 20-F	60

Scorecard LTI

Name	Grant Date	Release Date	Holding at 1 April 2024	Granted	Vested[1]	Lapsed	Holding at 30 April 2025[2]
A Erter	1-Sep-22	17-Aug-24	50,841	50,841	(46,604)	(4,237)	—
	1-Sep-22	17-Aug-25	203,366	203,366	—	—	203,366
	17-Aug-23	17-Aug-26	276,797	276,797	—	—	276,797
	17-Aug-24	17-Aug-27	—	268,865	—	—	268,865
R Wilson	17-Aug-23	17-Aug-26	52,029	52,029	—	—	52,029
	17-Aug-24	17-Aug-27	—	48,483	—	—	48,483
S Gadd	17-Aug-21	17-Aug-24	34,376	34,376	(31,511)	(2,865)	—
	17-Aug-22[3]	17-Aug-24	59,269	59,269	(54,330)	(4,939)	—
	17-Aug-22	17-Aug-25	60,788	60,788	—	—	60,788
	17-Aug-23	17-Aug-26	52,029	52,029	—	—	52,029
	17-Aug-24	17-Aug-27	—	48,483	—	—	48,483
R Kilcullen	17-Aug-21	17-Aug-24	17,188	17,188	(15,756)	(1,432)	—
	17-Aug-22[3]	17-Aug-24	39,664	39,664	(36,359)	(3,305)	—
	17-Aug-22	17-Aug-25	36,473	36,473	—	—	36,473
	17-Aug-23	17-Aug-26	33,819	33,819	—	—	33,819
	17-Aug-24	17-Aug-27	—	28,649	—	—	28,649
T Beastrom	1-Mar-23[4]	17-Aug-25	26,911	26,911	—	—	26,911
	17-Aug-23	17-Aug-26	20,811	20,811	—	—	20,811
	17-Aug-24	17-Aug-27	—	22,038	—	—	22,038

1    Represents the number of Scorecard LTI awards vesting after the People and Remuneration Committee’s application of the Scorecard in respect of fiscal years 2022-2024. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2024 Remuneration Report.
2    Scorecard LTI awards in respect of fiscal years 2023-2025 will vest on 17 August 2025. A detailed assessment of the People & Remuneration Committee’s assessment of management’s performance is set out on pages 46 to 48 of this Remuneration Report.
3    Leadership Team Transition and Alignment grant of Scorecard LTI units granted under the LTIP. The LTI Scorecard awards are subject to performance hurdles and service-based vesting criteria.
4    Sign-on Relative Scorecard LTI granted upon hire. Subject to performance hurdles set out in the FY23 LTI Scorecard, vests 17 August 2025.

James Hardie 2025 Annual Report on Form 20-F	61

REMUNERATION FOR NON-EXECUTIVE DIRECTORS
Fees paid to non-executive directors are determined by the Board, with the advice of the People & Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2019 AGM approved the current maximum aggregate base and committee fee pool of US$3.8 million per annum.
Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chair and Board Committee Chair, as well as for attendance at ad-hoc sub-committee meetings.

In 2022, the Nominating & Governance Committee together with the Company’s external executive remuneration advisers, reviewed the Company’s non-executive director compensation program (“Program”) to ensure it remained competitive with similarly sized companies. Subsequently, the Program was updated to (i) increase the non-executive base fee for calendar year 2023, and (ii) include an annual equity grant as part of non-executive directors fees whereby a portion of their base Board member fee is applied to acquiring the Company’s shares. This has ensured that the Company’s strategic objectives and establishing a cash/equity position is consistent with best practice. Non-executive directors base fees increased in fiscal year 2025, in line with the goal over a three-year period of reaching, approximately, the median compensation level of the Company’s peer group. Details of the Company’s Non-Executive Director Equity Plan are provided below.

Position	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)
Chair	435,060	481,151
Board member	220,000	248,091
Audit Committee Chair	20,000	20,000
People & Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000
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

On occasion, the Nominating & Governance Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances. There were no special exertion fees paid to any director in fiscal year 2025.

James Hardie 2025 Annual Report on Form 20-F	62

Board Accumulation Guidelines

Non-executive directors are required to accumulate a minimum of 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the “Ownership Target”) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In fiscal year 2021, the Company introduced a Non-Executive Director Equity Plan whereby approved non-executive directors could elect to receive some or all of their base fee in the form of ADRs or CUFS, which was approved by shareholders at the 2020 Annual General Meeting. In addition to this, in November 2022, the Board adopted a new guideline requiring approved non-executive directors to apply a portion of their base Board member fee towards acquiring the Company’s shares until such time as the applicable Ownership Target has been met. The applicable portion for the 2025 calendar year is US$100,000 in shares. The Nominating & Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. During fiscal year 2025, a total of 19,795 ADRs and 1,709 CUFS were issued under the Non-Executive Director Equity Plan.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2025 Annual Report on Form 20-F	63

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2025 and 2024
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2025 and 2024:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
A Lloyd
Fiscal Year 2025	481,151	—	483	481,634
Fiscal Year 2024	453,060	—	—	453,060
PJ Davis
Fiscal Year 2025	248,091	—	21,149	269,240
Fiscal Year 2024	220,000	—	—	220,000
P Lisboa
Fiscal Year 2025	268,091	263,090		531,181
Fiscal Year 2024	240,000	82,898	17,252	340,150
R Peterson
Fiscal Year 2025	289,091	—	3,780	292,871
Fiscal Year 2024	246,207	—	—	246,207
J Pfeifer
Fiscal Year 2025	220,962	—	—	220,962
Fiscal Year 2024	—	—	—	—
R Rodriguez
Fiscal Year 2025	268,091	—	14,816	282,907
Fiscal Year 2024	240,000	—	13,385	253,385
S Rowland
Fiscal Year 2025	254,091	—	483	254,574
Fiscal Year 2024	226,000	—	—	226,000
N Stein
Fiscal Year 2025	269,091	—	7,257	276,348
Fiscal Year 2024	249,793	—	9,986	259,779
H Wiens
Fiscal Year 2025	248,091	—	3,364	251,455
Fiscal Year 2024	220,000	—	—	220,000
M Hammes
Fiscal Year 2025	—	—	—	—
Fiscal Year 2024	—	46,540	—	46,540
Total Compensation for Non-Executive Directors
Fiscal Year 2025	2,546,750	263,090	51,332	2,861,172
Fiscal Year 2024	2,095,060	129,438	40,623	2,265,121
____________
1Amount includes base, Chair and Committee Chair fees, as well as fees for attendance at ad hoc sub-committee meetings.
2Amount for P Lisboa for fiscal year 2025 relates to a supplemental compensation payment of US$263,090 in relation to income for the calendar year ended 31 December 2023 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
3Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company.

James Hardie 2025 Annual Report on Form 20-F	64

Director Remuneration for the years ended 31 March 2025 and 2024

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Erter) and director services is:

	Years Ended 31 March
(In US dollars)	2025	2024
Managerial Services[1]	$9,015,052	$14,819,994
Director Services[2]	3,109,262	2,485,121
	$12,124,314	$17,305,115
____________
1Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for the CEO.
2Includes compensation for all non-executive directors, which includes base, Chair, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chair fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2025 and 2024.
SHARE OWNERSHIP AND STOCK BASED REMUNERATION ARRANGEMENTS
As of 31 March 2025 and 31 March 2024, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 31 March 2025	CUFS at 31 March 2024	RSUs at 31 March 2025	RSUs at 31 March 2024	Stock Options at 31 March 2025	Stock Options at 31 March 2024
A Erter	31,585	20,522	652,607	484,433	269,221	269,221
R Wilson	4,087	—	147,585	112,345	—	—
S Gadd	232,146	214,760	137,373	186,375	—	—
R Kilcullen	57,926	46,703	84,211	115,205	—	—
T Beastrom	6,340	3,170	61,006	46,845	—	—

As of 31 March 2025 and 31 March 2024, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 31 March 2025	CUFS at 31 March 2024
PJ Davis [1]	3,744	2,035
P Lisboa [2]	21,676	19,435
A Lloyd [3]	22,484	20,827
R Peterson [4]	8,338	3,376
J Pfeifer [5]	1,564	—
R Rodriguez [6]	6,062	4,339
S Rowland [7]	8,744	7,013
N Stein [8]	9,327	7,605
H Wiens [9]	17,517	13,322

James Hardie 2025 Annual Report on Form 20-F	65

____________
13,744 CUFS held in the name of Mr Davis.
221,676 CUFS held as ADSs in the name of Mr Lisboa.
318,000 CUFS held as ADSs in the name of Ms and Mr Lloyd and 4,484 CUFS held as ADSs in the name of Ms Lloyd.
48,338 CUFS held as ADSs in the name of Ms Peterson.
51,564 CUFS held as ADSs in the name of Mr Pfeifer.
66,062 CUFS held as ADSs in the name of Ms Rodriguez.
78,744 CUFS held as ADSs in the name of Ms Rowland.
83,400 CUFS held in the name of Mr Stein and 5,927 CUFS held as ADSs in the name of Mr Stein.
97,370 CUFS held as ADSs in the name of Mr and Mrs Wiens and 10,147 CUFS held as ADSs in the name of Mr Wiens.
Based on 429,856,479 shares of common stock outstanding at 30 April 2025 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2025 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2025, there are 269,221 stock options outstanding under the Company’s stock-based compensation arrangements. Individuals holding stock options and RSUs have no voting or investment power over these units.
Stock-Based Remuneration Arrangements
At 31 March 2025, we had the following equity award plans:
•the LTIP; and
•the 2001 Equity Incentive Plan (“2001 Plan”).

LTIP

The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the People and Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012, 2015, 2018, 2021, and 2024.

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

James Hardie 2025 Annual Report on Form 20-F	66

As of 31 March 2025, there were 1,772,773 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2025	Outstanding as of 31 March 2025
TSR	August 2022	489,610	—	243,359
ROCE	August 2022	125,767	49,693	55,717
TSR	November 2022	193,525	10,606	115,688
ROCE	November 2022	119,174	39,724	79,450
TSR	March 2023	41,401	—	41,401
ROCE	March 2023	23,068	—	23,068
TSR	August 2023	459,831	—	416,811
ROCE	August 2023	176,624	—	176,624
TSR	August 2024	383,187	—	356,067
ROCE	August 2024	166,867	—	166,867
TSR	December 2024	13,762	—	13,762
EBIT	December 2024	83,959	—	83,959
		Total Outstanding		1,772,773
Scorecard LTI - From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The Scorecard LTI is used by the People and Remuneration Committee to set strategic objectives which change from year to year, and for which performance can only be assessed over a period of time. The vesting of Scorecard LTI units is subject to the People and Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2012 to be based on a 20 trading-day closing average price).

As of 31 March 2025, there were 1,470,218 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2025
Scorecard	August 2022	167,159
Scorecard	September 2022	203,366
Scorecard	March 2023	69,208
Scorecard	August 2023	529,875
Scorecard	August 2024	500,610
	Total Outstanding	1,470,218
For additional information regarding the LTIP and award grants made thereunder, see Note 16 to our consolidated financial statements in Section 2.

James Hardie 2025 Annual Report on Form 20-F	67

2001 Plan

The 2001 Plan is intended to promote the Company’s long-term financial interests by encouraging management below the senior executive level to acquire an ownership position in the Company and align their interests with our shareholders. Selected employees under the 2001 Plan are eligible to receive awards in the form of RSUs, nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. Award levels are determined based on the People and Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value.

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. At the 2021 AGM, the plan was reapproved for another three years. And subsequently, at the August 2024 AGM, the plan was reapproved for another three years. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. Outstanding RSUs granted under the 2001 Plan generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.

The 2001 Plan is administered by our People and Remuneration Committee, and the People and Remuneration Committee or its delegate is authorized to determine: (i) who may participate in the 2001 Plan; (ii) the number and types of awards made to each participant; and (iii) the terms, conditions and limitations applicable to each award. The People and Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Plan, including a limited power to amend, modify or terminate the 2001 Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Plan may be paid in cash or other consideration at the discretion of our People and Remuneration Committee, including cashless exercises.

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

The 2001 Plan also permits the People and Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits.

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

James Hardie 2025 Annual Report on Form 20-F	68

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. The first grant since 2008 has been awarded to Aaron Erter due to his hire in September 2022. The grants were awarded in November 2022. As of 31 March 2025, there were 269,221 options outstanding under the 2001 Plan.

Stock Options
Grant Date	Granted	Vested as of 31 March 2025	Outstanding as of 31 March 2025
November 2022	269,221	—	269,221
	Total Outstanding		269,221

RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 527,577 restricted stock units under the 2001 Plan in the fiscal year ended 31 March 2025. As of 31 March 2025, there were 1,101,199 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2025	Outstanding as of 31 March 2025
August 2022	24,233	15,300	3,614
December 2022	671,846	324,388	247,644
March 2023	80,972	65,984	12,746
August 2023	76,951	26,982	35,668
December 2023	453,553	113,539	298,831
June 2024	10,945	6,229	4,716
August 2024	44,921	637	35,472
December 2024	462,689	—	453,486
January 2025	5,644	—	5,644
March 2025	3,378	—	3,378
	Total Outstanding		1,101,199

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2025 Annual Report on Form 20-F	69

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
During fiscal year 2025, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2025.
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
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2025 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2025, except as otherwise noted below:
•Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated. As of the date of this Statement, the membership of each of the Audit, People & Remuneration and Nominating & Governance Committee is comprised solely of independent directors.

James Hardie 2025 Annual Report on Form 20-F	70

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
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2025.
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
•ensuring that the Company has in place an appropriate framework for relevant information to be reported by management to the Board;
•convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

James Hardie 2025 Annual Report on Form 20-F	71

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
•People & Remuneration Committee; and
•Nominating & Governance Committee.
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
Each of the standing Board committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating & Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing Board committee charters is available on our investor relations website (ir.jameshardie.com.au).
Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating & Governance Committee), Principle 4 (Audit Committee) and Principle 8 (People & Remuneration Committee).
Board and Board Committee Meetings
The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. The majority of Board and Board committee meetings are held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board holds executive sessions without management present.

James Hardie 2025 Annual Report on Form 20-F	72

Prior to each scheduled Board or Board committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfill their duties. The Nominating & Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and Board committees. All directors receive access to all Board committee materials and may attend any Board committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each Board committee Chair, at each scheduled Board meeting.
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
The following table provides the composition of each standing Board committee during fiscal year 2025, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			People & Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
A Lloyd	6	6
PJ Davis	6	5							•	4	4
P Lisboa	6	6				C	4	4	•	4	4
R Peterson	6	6	C	4	4
J Pfeifer	6	5				•	3	3
R Rodriguez	6	6				•	4	4	C	4	4
S Rowland	6	6	•	4	4	•	4	4
N Stein	6	6	•	4	4				•	4	4
H Wiens	6	6	•	4	4

____________
 ●    Board Committee member.
 C    Board Committee chair.
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

Company Secretary
The Company Secretary is accountable to the Board through the Chair of the Board on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary. The duties required of the Company Secretary include:
•advising the Board and its committees on governance matters;
•monitoring that Board and committee policy and procedures are followed;
•coordinating the timely completion and dispatch of Board and committee papers;

James Hardie 2025 Annual Report on Form 20-F	73

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
•details of any interest, position, association or influence in a material respect; and
•if the Board considers that the candidate, if elected, will qualify as an independent director.
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
Management Performance Evaluations
On an annual basis, the People & Remuneration Committee, and subsequently the Board, review the performance of the CEO and CFO against performance measures approved by the Board and People & Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the People & Remuneration Committee and the Board and reports to the Board through the People & Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2025 were conducted in accordance with the process outlined above in April and May 2025. Further details on the

James Hardie 2025 Annual Report on Form 20-F	74

assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.
Board & Board Committee’s Performance Evaluation
The Nominating & Governance Committee oversees the Board and Board committee’s evaluation process and makes recommendations to the Board. During fiscal year 2025, the process, which was undertaken between January to March 2025, involved the completion of purpose-designed surveys by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating & Governance Committee and the Board. Further, during fiscal year 2025, the Chair of the Nominating & Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board as well as the performance of each of the Board committees. The Board also has responsibility for overseeing and evaluating the Nominating & Governance Committee.
ONEHardie: Winning Culture

At James Hardie, our people are central to delivering on our strategy and enabling sustainable long-term growth. As of 31 March 2025, we employed approximately 6,000 employees globally across manufacturing, sales, R&D, and corporate functions.

Details of diversity composition across various levels of the organization at the end of fiscal year 2025 are set out below:

Level	Percentage of female Board members/employees	Percentage of Board members with diversity characteristics
James Hardie Board[1]	44%	56%
US BUSINESS		Percentage of Underrepresented Minority employees[2]
Senior leadership positions[3]	25%	18%
All management positions	24%	22%
Total workforce	16%	30%
NON-US BUSINESSES
Senior leadership positions	20%
All management positions	21%
Total workforce	17%
____________
1        Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.
2        Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for non-US business.
3        Senior Leaders are defined as individuals at director level, or head of function.

As we enter the next phase of growth, James Hardie’s people strategy follows the ONEHardie framework, showing our dedication to our people, creating a winning culture, and upholding our values: Honor Our Commitments, Collaborate for Greatness, Do the Right Thing, Be Bold and Progressive, and Embrace Our Diversity. The ONEHardie Policy is available on our investor relations website (ir.jameshardie.com.au).

James Hardie 2025 Annual Report on Form 20-F	75

Anchored in three core pillars — Organizational Agility, Great Talent, and Winning Culture — our approach aligns human capital priorities with business outcomes, ensuring we attract, retain, and develop the talent necessary to sustain competitive advantage.

Organizational Agility: We are designing a more agile and scalable organization aligned with the James Hardie strategy. This includes:
•Global HR Transformation to modernize systems, processes, and capabilities.
•Organizational Design & Effectiveness initiatives that optimize team structure and resource allocation to support both organic and inorganic growth, incorporating change management strategies to ensure smooth transitions and sustained improvements.
•Launching Global Job Architecture to align regional pay structures and streamline our operations.

Great Talent: A sustainable, high-impact talent pipeline is critical to James Hardie’s continued growth. We are investing in end-to-end talent development with a focus on capability building, internal mobility, and leadership succession. Key initiatives include:
•Career Pathing and Planning to facilitate internal career progression.
•Grow@Hardie 2.0 encompasses a multi-tiered suite of development programs designed for individual contributors, people managers, and senior leaders. These initiatives aim to bolster skills and capabilities, leveraging James Hardie University (JHU) as a centralized platform for learning and professional development.
•Expanded University Relations and Early Career Programs aimed at attracting and nurturing future leaders.

Winning Culture: Our culture is a key differentiator in attracting top talent and driving employee engagement. We are committed to creating a values-driven, purpose-led environment where people can do their best work. Core priorities include:
•Activation of ONEHardie, our enterprise-wide commitment to bringing our purpose, values, and culture to life. This initiative focuses on strategic work across three pillars: Winning Culture, Empowered Teams and Beyond Our Walls.
•Expanding and enhancing our Hardie Heartbeat engagement survey and employee experience initiatives, with a strong emphasis on listening to employee feedback and taking responsive actions.
•Introducing BuildWell, a global wellbeing program designed to create a culture of wellbeing where our people are supported with the education, resources, and opportunities for their physical, mental, social and financial wellbeing though the four pillars of Build Mindfulness, Build Strength, Build Stability, and Build Connections.
•Employee Stock Purchase Plan enables employees to have a greater share in the overall financial success of the company, aligns interest between employees and shareholders, and fosters an ownership culture in which employees feel personally invested in the success of the organization.

Culture and Opportunity

James Hardie is committed to cultivating a culture where every employee thrives and excels. We believe that by fostering a winning culture built on trust, connection across teams and commitment beyond our walls, we build a strong foundation that drives innovation, attracts and retains top talent while strengthening our global market position.

We aim to enhance workforce representation over time by ensuring equitable access to opportunities, supporting Employee Resource Groups, and strengthening early career pipelines. We are continuously expanding our engagement at the plant level and have introduced culture initiatives including our inaugural plant-based Employee Resource Group event.

James Hardie 2025 Annual Report on Form 20-F	76

We also remain committed to transparency, regularly monitoring sentiment through engagement tools and reporting metrics on trust, advancement, and collaboration. These insights drive action planning at the local, regional, and enterprise levels.

Board and Executive Oversight

Our Board of Directors oversees key aspects of human capital, including culture, workforce risks, leadership succession, and executive compensation. Our leadership team is accountable for building and maintaining a high-performance, values-driven culture, and progress is reviewed regularly through board updates, employee sentiment data, and strategic talent reporting.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this Annual Report, the Board comprises nine non-executive directors (including the Chair) and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board having regard to the requirements of the business and the need to manage changes to board composition and board committees without undue disruption.

Director	Board tenure	Independence
Anne Lloyd	4 November 2018	Chair and non-executive director
Aaron Erter	1 September 2022	Chief Executive Officer and executive director
Peter-John Davis	10 August 2022	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Renee Peterson	30 November 2022	Independent non-executive director
John C Pfeifer	16 May 2024	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Suzanne B Rowland	4 February 2021	Independent non-executive director
Nigel Stein	14 May 2020	Independent non-executive director
Harold Wiens	14 May 2020	Independent non-executive director

For additional information on each director, see “Section 1 – Directors, Senior Management and Employees” of this Annual Report.
The Board was renewed with one non-executive director in fiscal year 2025, John Pfeifer, on 16 May 2024.
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

James Hardie 2025 Annual Report on Form 20-F	77

The Board’s overriding desire is to maximize its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election. Directors are not automatically nominated for re-election. Nomination for re-election is based on a number of factors, including an assessment of their individual performance, independence, tenure, and their skills and experience relative to the needs of the Company. The Nominating & Governance Committee and the Board discuss the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
As part of the appointment process, the Nominating & Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, as well as Board renewal, succession and diversity plans. The Nominating & Governance Committee identifies suitable candidates, with assistance from an external consultant, where appropriate, and a number of directors meet with those candidates. Prior to the Board selecting the most suitable candidate (based on a recommendation from the Nominating & Governance Committee), the Board, with the assistance of external consultants, conducts appropriate background and reference checks.

During fiscal year 2025, the Nominating & Governance Committee continued to execute its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts, effective recruitment and smooth onboarding of new members (including any required transition). The plan is regularly reviewed by the Board, supported by updates and reports to the Board from the Nominating & Governance Committee.
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
During fiscal year 2025, the Board, with the assistance of the Nominating & Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Aaron Erter, the current CEO of the Company, all other members of the Board of Directors are independent.

James Hardie 2025 Annual Report on Form 20-F	78

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
Our Board Skills Matrix, reviewed annually, is a key tool used by the Board to identify strengths and development areas that may require ongoing professional development and/or used as a key input into Board succession planning. In addition, our Board operates under the premise that all Directors have:
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

In 2024, the Board engaged an independent provider to conduct an external review of our current Board Skills Matrix, with a view to ensure that:
•Disclosed skills and expertise are clearly aligned to those required to provide appropriate oversight of James Hardie’s strategic objectives, as well as current and emerging risks, challenges, and opportunities within our industry; and
•Skills definitions and assessment criteria are more robust and reflective of James Hardie’s size, scale, and complexity.

In line with the process undertaken in 2024, during fiscal year 2025, each Director undertook a detailed survey to assess the Director’s current capabilities against our desired mix of skills and experience.

The Board, with assistance from the Nominating & Governance Committee, will consider these skills as part of any future succession planning processes, as well as ongoing professional development activities for the Board – including (but not limited to) accredited external training courses, engagement of external subject matter experts and in-house presentations.

James Hardie 2025 Annual Report on Form 20-F	79

The following lists the mix of skills and experience the Board has and is looking to achieve, their strategic importance to James Hardie and level of representation on the current Board.

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Industry
Manufacturing	Former or current executive role in the manufacturing sector, with experience in the fiber cement and building products industry and in-depth industry knowledge and experience in lean manufacturing.	To remain at the forefront of the building products industry, the JHX Board must have the relevant technical and operational experience within the industry and knowledge about how the Company’s products are manufactured.
Materials	Former or current executive role in the materials industry, including building materials/products. In-depth industry knowledge and understanding of the key risks and opportunities in building materials or residential housing.	Achievement of JHX's mission to be the most respected and desired building materials brand in the world requires the JHX Board to have experience and understanding of the materials industry, particularly the building materials and/or residential construction industry.
Commercial
Strategy	Experience in enterprise-wide strategy development and implementation, managing business operations, and designing an effective capital management framework. Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons in the planning and execution phases.	As the company seeks to grow its market share globally and innovate its product offering, we will draw upon Directors’ experience in assessing, developing and executing challenging strategic plans and driving growth.
Risk Management	Senior executive role or substantial board experience with robust risk management frameworks in a large or medium-sized organization, preferably with global operations. Demonstrable ability to analyze financial and non-financial risks and opportunities and develop and implement successful business strategies.	The Board is expected to maintain strong oversight of JHX’s long-term risk management plan, including monitoring the effectiveness of management’s approach and mitigation of relevant financial and non-financial risks.
Financial Acumen/ Corporate Finance	Chartered Accountant (CA), Certified Public Accountant (CPA) or former or current CFO role in a listed company with the ability to choose the most appropriate accounting framework. In-depth understanding of key financial drivers of business and corporate finance, with proven experience with M&A, capital raisings, capital restructuring, divestments, and spin-offs.	The Board is required to understand financial principles and be able to evaluate JHX’s financial reporting and other periodic corporate reporting, to ensure timely and accurate disclosures. Directors should ensure disclosure is aligned to the reporting requirements of the different jurisdictions JHX operates in.

James Hardie 2025 Annual Report on Form 20-F	80

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Information Technology/ Data Analytics/ Cyber Security	Expertise and experience with digital platforms and customer interfaces, information technology and systems, software, cyber security, social media, digital marketing, programming and creating and developing efficient technological processes.	As JHX continues to grow its global presence, Directors need to be aware of the technological risks and opportunities to the business, particularly with regard to data analytics and cyber security, technologies that enable better efficiency, and those which could protect the Company from external disruptors. Technological advancements may impact JHX’s positioning in the market and provide opportunities for new products, services, processes and supply chains which Directors must be aware of when making decisions regarding the Company’s business strategy.
Market Experience/ Customer Centricity/ Innovation	Proven experience in product innovation and diversification, creating and developing efficient technological processes, implementing improvements to business processes and internal systems. Proven experience in next generation insight, digital and customer experience, as well as retail industry and merchandise expertise.	Industry-leading innovation is critical for JHX to remain at the forefront of the building materials industry by providing differentiated solutions to customers. It is important for Directors to have a sufficient level of expertise in innovation to be able to assess and oversee the development of new products, processes and systems.
Global Business Experience	Former or current executive role in overseas markets where James Hardie operates, with a strong understanding of global markets and different macro-political and economic environments. Experience in developing and implementing successful and sustainable operational/governance structures in new geographies and jurisdictions.	JHX’s global presence and ambition to solidify and expand its international footprint requires Directors to have experience in roles that require global leadership and an understanding of regional political, regulatory, cultural and business environments. It is critical for the Board to have experience in and knowledge of markets we currently operate in (Australia, North America and Europe), as well as those we may enter in the future.
Sales, Marketing & PR	Former or current executive role with direct responsibilities for brand and product marketing, business development, promotion, sales and communications. Experience in an investor relations role. Experience in dealing with a crisis, controversy, accidents, special events and crisis management.	To meet our ambition of profitably growing market share, Directors must have a working knowledge of different aspects of business development, marketing of products, key market demand influences, competitors and market trends.
Leadership, Governance & Compliance
Executive Leadership	Senior executive role in a publicly listed entity in Australia or overseas, with proven track record of leadership, overseeing culture and governance.	Strong executive leadership includes effective succession planning, overseeing culture, and demonstrating and promoting behaviors/ actions that align with our purpose, vision, mission and core values.

James Hardie 2025 Annual Report on Form 20-F	81

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Board Experience	Experience as a non-executive director in a publicly listed entity in Australia or overseas, with proven track record of leadership and governance skills, including consideration of emerging expectations in governance.	The Board should set the ‘tone from the top’ by acting with integrity and accountability, and a commitment to the highest standards of corporate governance.
Culture, Human Resources & Remuneration	Experience in building workforce capability, leading large, diverse and geographically distributed teams, and understanding / influencing organizational culture. Senior executive role or board experience with remuneration frameworks that aim to attract and retain high caliber of executives and other employees. Experience in managing recruitment, talent development and training, retention and turnover.	In line with JHX’s values of ‘embracing our diversity’ and ‘collaborate for greatness’, it is crucial for Directors to bring their skills and experience in overseeing culture, talent management, succession planning, and demonstrating values-based behaviors.
Public Policy & Regulation	Former or current role in government, a government organization, body, entity or institution (including the Australian Takeovers Panel or Foreign Investment Review Board) of any jurisdiction where James Hardie operates. Public and private sector experience in economic policy development and analysis. Experience with regulatory and legal compliance, and resolution of regulatory issues and litigation/disputes, across a wide range of jurisdictions.	As we operate in multiple global jurisdictions, our Board must have a strong understanding of current and emerging regulatory and legal policies and risks, which may impact our operations, performance and reputation.
People & Sustainability
Health & Safety	Proven experience in implementing and improving health and safety processes / management systems. Former or current member of another listed company's safety and health committee.	Our Zero Harm culture is an imperative company value and a key pillar under JHX’s sustainability strategy. Accordingly, the Board must endorse and support our commitment to operating with safe people, safe places and safe systems, through understanding the health and safety risks that employees and third parties are exposed to.
Environment	Proven experience in ensuring compliance-based environmental procedures and methods, creating and developing processes and products with a focus on environmental management, recycling, biodiversity and water management. Former or current member of another listed company's environmental committee.	Operating within the building materials industry, the Board must consider the risks and opportunities as they relate to JHX’s physical environment and integrate the management of environmental issues into our sustainability and business strategies, to ensure the business operates in a sustainable and resilient manner.

James Hardie 2025 Annual Report on Form 20-F	82

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Human Rights & Supply Chain Management	Demonstrable understanding of issues related to human rights and supply chains, particularly with respect to the materials industry. Proven experience in building long-term, sustainable community and end-customer relations.	With ‘communities’ as a key pillar under JHX’s sustainability strategy, Directors are expected to endorse and support initiatives that provide better visibility into supply chains and community relations, to reduce the risk of breaches in human rights and difficulties in maintaining the Company’s social license to operate.
Information regarding Board diversity can be found in the “ONEHardie: Winning Culture” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating & Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2025, as part of the review, the Nominating & Governance Committee and Board noted that no audit committee member simultaneously serves on the audit committee of more than three public companies.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear on the Company’s investor relations website (ir.jameshardie.com.au).
Nominating & Governance Committee

Director	Committee tenure	Independence
Rada Rodriguez – Committee Chair	13 November 2018 Chair since 3 November 2022	Independent non-executive director
Peter-John Davis	2 November 2023	Independent non-executive director
Persio Lisboa	26 October 2020	Independent non-executive director
Nigel Stein	26 October 2020	Independent non-executive director
The Board has established the Nominating & Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating & Governance Committee include:
•identifying and recommending to the Board individuals qualified to become directors;
•in conjunction with the Company Secretary, ensuring that new directors receive proper induction in order to fulfill their role;
•overseeing the evaluation of the Board and senior management and formulating succession plans for the CEO, CFO and senior executives;
•assessing the independence of each director;
•reviewing the remuneration of directors;
•reviewing the conduct of the AGM; and
•performing a leadership role in shaping the Company’s culture and corporate governance policies.
A more complete description of these duties and responsibilities and other Nominating & Governance Committee functions is contained in the Nominating & Governance Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au).

James Hardie 2025 Annual Report on Form 20-F	83

Management Succession Planning
The Board, together with the Nominating & Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for the CEO and certain other members of executive management.
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
Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration Report” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2025.
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
The Nominating & Governance Committee regularly assesses whether the directors as a group have the skills, knowledge and experience to deal with new and emerging business and governance issues and professional development is provided for identified gaps. For example, training on key accounting matters is provided through internal and external sources for directors with little accounting skills or knowledge.
In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations, regulatory environment and material developments in laws, including updates on topical developments from management and external experts.
Board Leadership Structure
In an effort to promote efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Anne Lloyd, as Chair of the Board. In her role as Chair of the Board, Ms Lloyd co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In her role as Chair of the Board, Ms Lloyd also:
•provides leadership to the Board and helps set the annual board calendar and quarterly meeting agendas;
•chairs Board and shareholder meetings;
•facilitates Board discussions; and
•monitors, evaluates and assesses the performance of the Board and Board committees, and attends meetings of the Audit, People & Remuneration and Nominating & Governance committees.

James Hardie 2025 Annual Report on Form 20-F	84

Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration Report” of this Annual Report.
Board Accumulation Guidelines
Non-executive directors are required to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the “Ownership Target”) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In addition to this, in November 2022, the Board adopted a new guideline requiring non-executive directors to apply a portion of their base Board member fee towards acquiring the Company’s shares. The applicable portion for the 2025 calendar year is US$100,000 in shares. The Nominating & Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. Details of the Company’s Non-Executive Director Equity Plan are set out in “Section 1 – Remuneration Report” of this Annual Report.
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
Principle 3: Instill a culture of acting lawfully, ethically and responsibly
The Company’s purpose, vision, mission and values are integral to our business and express the standards and behaviors expected of all employees.
Purpose – Building a better future for all.

Vision – To inspire how communities design, build, and grow today and tomorrow.

Mission – Be the most respected and desired building materials brand in the world today.

Values – Do the right thing, Embrace our diversity, Be bold and progressive, Collaborate for greatness, Honor our commitments.

James Hardie 2025 Annual Report on Form 20-F	85

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
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2025.
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
All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the Chief Legal Officer, Employment Counsel, Chief Human Resources Officer and the VP of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
Interested parties who have a concern about the Company’s conduct, including accounting, internal controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 1 4119929. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s Chief Legal Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
Insider Trading
All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year financial results, or such other periods as may be designated by the Board provided that such persons are not in possession of material, non-public information. The Insider Trading Policy also contains preclearance requirements for certain designated employees and directors, as well as general prohibitions on hedging activities or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.

James Hardie 2025 Annual Report on Form 20-F	86

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
All complaints are initially reported directly to the Chief Legal Officer, Employment Counsel, Chief Human Resources Officer and the VP of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
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

James Hardie 2025 Annual Report on Form 20-F	87

To ensure the appropriateness and integrity of any periodic corporate records, the Audit Committee also reviews this Annual Report, together with other reports and materials provided to stakeholders, including annual and half-yearly financial statements, and our quarterly results materials, and recommend them to the Board for approval. This ensures any estimates, judgments and disclosures made by management are materially accurate and balanced.
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
All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating & Governance Committee and the Board have determined that Ms Peterson and Mr Stein qualify as “audit committee financial experts”. The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.
Internal Audit
The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, and responsibilities. The internal audit department’s annual work plan is approved by the Audit Committee. The Vice President of Internal Audit reports to the Chair of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.
External Audit
Ernst & Young LLP has served as the Company’s external auditor since fiscal year 2009. The external auditor reviews each quarterly and half-year condensed consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where members of the Audit Committee are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor and concerning their reappointment as external auditor. The lead audit engagement partner is required to rotate every five years.
The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.
Representatives of Ernst & Young LLP are present at each AGM to make a statement if they desire to do so and are available to respond to appropriate questions from shareholders.

James Hardie 2025 Annual Report on Form 20-F	88

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
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. Senior management (CEO, CFO, Chief Legal Officer and others designated by the CEO, as applicable) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating & Governance Committee reviewed the Continuous Disclosure and Market Communication policy, and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2025. A copy of the Continuous Disclosure and Market Communication policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
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

James Hardie 2025 Annual Report on Form 20-F	89

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
Annual General Meeting
The 2024 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2025 AGM will be held either in Ireland or virtually, and shareholders can participate in the meeting, including asking questions about the management of the Company, either in person (if applicable) or via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2025 AGM will be set out in the 2025 AGM Notice of Meeting. This will be available electronically to all shareholders and made available on the Company’s website.
Each shareholder (other than an ADS holder) has the right to:
•attend the AGM virtually, in person (if applicable) or by proxy;
•speak at the AGM; and
•exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.
At any general meeting, and as provided in the Company’s constitution, a resolution put to the vote of the meeting shall be decided on a poll.

James Hardie 2025 Annual Report on Form 20-F	90

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
Risk Management Framework
The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. As there is currently no separate Risk Committee at the Board level, the Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, Chief Legal Officer, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and Chief Legal Officer report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.
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

James Hardie 2025 Annual Report on Form 20-F	91

Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2025. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2025, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2025. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
Risk Management Committee
The Company maintains management level committees that focus on operation-related risks in the regions in which the Company operates and corporate-related risks (the “Risk Management Committees”). The Risk Management Committees comprise a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their particular region or area of responsibility. The activities of the Risk Management Committee are reviewed by the Chief Legal Officer. The Vice President of Internal Audit and the Chief Legal Officer also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.
Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives, who meet prior to the Board’s consideration of any quarterly or annual results. This meeting, which is part of the Quarterly Compliance meeting, is a forum for the CEO, CFO and Chief Legal Officer to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
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
•an internal audit department with a direct reporting line to the Chair of the Audit Committee;
•regular monitoring of the liquidity and status of the Company’s finance facilities;
•maintaining an appropriate global insurance program;

James Hardie 2025 Annual Report on Form 20-F	92

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

James Hardie’s sustainability strategy integrates our global strategy for value creation and operational performance, and focuses on four key pillars of Communities, Planet, Innovation and Zero Harm. In FY23, we raised the level of ambition of our ESG targets, committing to science-based, absolute reductions in our Scope 1+2 greenhouse gas emissions, aiming for zero manufacturing waste sent to landfills and increased diversity in management & senior leadership. We continued advancing that work in FY24 by setting near-term regional targets and including funds in regional budgets to support progress at a local level while collaborating across our value chain in building a culture of sustainability.

We are committed to continuously expanding our understanding of climate-related risks and opportunities over the short, medium and long term, as well as determining the impact of different scenarios on our business, strategy and financial planning. The table on page 33 of our FY24 Sustainability Report highlights our key climate risks and opportunities, how they affect our strategy and the actions we have taken in FY24.
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
Principle 8: Remunerate Fairly and Responsibly
People & Remuneration Committee

Director	Committee tenure	Independence
Persio Lisboa – Committee Chair	9 August 2018 Chair since 6 January 2022	Independent non-executive director
John Pfeifer	16 May 2024	Independent non-executive director
Rada Rodriguez	21 April 2022	Independent non-executive director
Suzanne B Rowland	21 April 2022	Independent non-executive director

James Hardie 2025 Annual Report on Form 20-F	93

The People & Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs aimed at attracting and retaining and focusing executives on sustainable value creation. Amongst other things, the People & Remuneration Committee:
•administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans for senior management;
•reviews the remuneration framework for the Company;
•makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management;
•receives periodic updates and provides guidance to management on matters, including employee culture, engagement, management and succession planning, as well as other special employee initiatives; and
•reviews the Company’s employee diversity, equity, inclusion and belonging, programs and initiatives, including recruitment, retention, development, and internal communications.
No individual director or senior executive is involved in deciding his or her own remuneration.
A more complete description of these and other People & Remuneration Committee functions is contained in the People & Remuneration Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2025 are disclosed in “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2025 Annual Report on Form 20-F	94

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
Examples of forward-looking statements include:
•statements about the proposed merger between the Company and AZEK, including its completion, timing and anticipated benefits;
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

James Hardie 2025 Annual Report on Form 20-F	95

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
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; the proposed AZEK merger; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive, and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie 2025 Annual Report on Form 20-F	96

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

James Hardie 2025 Annual Report on Form 20-F	97

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
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financially reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we believe are more likely than not to be realized. We must assess whether, and to what extent, we can recover our deferred tax assets. If we cannot satisfy a more-likely-than-not threshold for full or partial recovery, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. If facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery does not meet the more-likely-than-not threshold.
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

James Hardie 2025 Annual Report on Form 20-F	98

each tax jurisdiction in which we operate. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, changes in the applied discount rate which reflects the risk inherent in future cash flows, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
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
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, which considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows and is more than the estimated fair value of the asset group, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

James Hardie 2025 Annual Report on Form 20-F	99

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
We have three reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. See Note 18, “Segment and Geographic Information” for further details.
Recent Developments
In March 2025, we entered into a definitive merger agreement to purchase The AZEK Company Inc (“AZEK”) for a combination of cash and James Hardie shares. The transaction is anticipated to close in the second half of calendar year 2025 and is subject to customary closing conditions including regulatory approvals and AZEK shareholder approval. Through this merger, we expect to accelerate our growth strategy, deliver enhanced and differentiated solutions to our customers and drive shareholder value.
Year ended 31 March 2025 compared to year ended 31 March 2024
Financial Highlights

US$ Millions (except per share data)	FY25	FY24	Change
Net sales	$3,877.5	$3,936.3	(1%)
Gross profit	1,505.0	1,588.4	(5%)
Gross margin (%)	38.8	40.4	(1.6)	pts
Operating income	655.9	767.4	(15%)
Operating income margin (%)	16.9	19.5	(2.6)	pts
Net income	424.0	510.2	(17%)

Earnings per share - basic	$0.98	$1.16
Earnings per share - diluted	$0.98	$1.16
Net sales decreased 1% due to lower volumes in North America and Asia Pacific, partially offset by a higher average net sales price in all three regions.
Gross margin decreased 1.6 percentage points mainly driven by lower gross margin in North America, partially offset by an improvement in the Asia Pacific margin.

James Hardie 2025 Annual Report on Form 20-F	100

Operating income margin decreased 2.6 percentage points driven by lower gross margin, incremental restructuring charges of US$30.2 million and US$16.5 million of costs related to the merger agreement with AZEK.
North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY25	FY24	Change
Volume (mmsf)	2,954.1	3,053.8	(3%)
Average net sales price per unit (per msf)	US$962	US$941	2%

Fiber cement net sales	2,863.3	2,891.4	(1%)
Cost of goods sold	1,721.4	1,674.8	3%
Gross profit	1,141.9	1,216.6	(6%)
Gross margin (%)	39.9	42.1	(2.2 pts)
Selling, general and administrative expenses	291.7	287.1	2%
Research and development expenses	9.3	8.4	11%
Operating income	840.9	921.1	(9%)
Operating income margin (%)	29.4	31.9	(2.5 pts)

FY25 vs FY24
Net sales decreased 1% driven by lower volumes of 3% primarily due to market weakness, partially offset by a higher average net sales price from our annual price increase.

Gross margin decreased 2.2 percentage points driven by higher pulp and cement costs, coupled with unfavorable production cost absorption, partially offset by improved plant performance and a higher average net sales price. Additionally, the region incurred startup costs of US$14.9 million at our Prattville and Westfield facilities compared to US$5.4 million in the prior year.
SG&A expenses increased 2% primarily driven by higher employee costs as well as project costs related to our business transformation initiatives, partially offset by lower marketing spend. As a percentage of sales, SG&A expenses increased 0.3 percentage points.
Operating income margin decreased 2.5 percentage points to 29.4%, driven by lower gross margin and higher SG&A expenses.

James Hardie 2025 Annual Report on Form 20-F	101

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines which ceased manufacturing operations in August 2024.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY25	FY24	Change
Volume (mmsf)	446.5	553.7	(19%)
Average net sales price per unit (per msf)	US$1,034	US$908	14%

Fiber cement net sales	519.9	562.8	(8%)
Cost of goods sold	301.2	335.4	(10%)
Gross profit	218.7	227.4	(4%)
Gross margin (%)	42.0	40.4	1.6 pts
Selling, general and administrative expenses	56.0	60.0	(7%)
Restructuring expenses	50.3	—	100%
Research and development expenses	1.4	1.3	8%
Operating income	111.0	166.1	(33%)
Operating income margin (%)	21.7	29.5	(7.8 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY25	FY24	Change
Volume (mmsf)	446.5	553.7	(19%)
Average net sales price per unit (per msf)	A$1,581	A$1,381	14%

Fiber cement net sales	795.0	856.3	(7%)
Cost of goods sold	460.8	510.2	(10%)
Gross profit	334.2	346.1	(3%)
Gross margin (%)	42.0	40.4	1.6	pts
Selling, general and administrative expenses	85.8	91.4	(6%)
Restructuring expenses	73.6	—	100%
Research and development expenses	2.1	2.0	5%
Operating income	172.7	252.7	(32%)
Operating income margin (%)	21.7	29.5	(7.8	pts)
FY25 vs FY24 (A$)
Net sales decreased 7%, driven by lower volumes of 19%, partially offset by higher average net sales price of 14%. The decline in volumes and higher average net sales price were primarily attributable to the closure of the Philippines manufacturing and commercial operations. Favorable average net sales price also benefited from the March 2024 price increase in Australia.
Gross margin increased 1.6 percentage points primarily due to a higher average net sales price and geographic mix, partially offset by higher energy and pulp costs.
As a percentage of sales, SG&A expenses increased 0.1 percentage point.

James Hardie 2025 Annual Report on Form 20-F	102

Restructuring expenses of A$73.6 million primarily includes equipment write-off and disposal costs of A$44.7 million, and other exit costs of A$16.6 million related to the closure of the Philippines manufacturing and commercial operations. Additionally, the charge includes the reclassification of foreign currency translation adjustments out of accumulated other comprehensive income of A$12.3 million.
Lower operating income margin resulted from the restructuring expenses incurred.
Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY25	FY24	Change
Volume (mmsf)	763.0	734.4	4%
Average net sales price per unit (per msf)	US$538	US$521	3%

Fiber cement net sales	84.3	77.0	9%
Fiber gypsum net sales[1]	410.0	405.1	1%
Net sales	494.3	482.1	3%
Cost of goods sold	349.9	337.7	4%
Gross profit	144.4	144.4	—%
Gross margin (%)	29.2	29.9	(0.7	pts)
Selling, general and administrative expenses	104.0	96.1	8%
Research and development expenses	2.4	3.3	(27%)
Operating income	38.0	45.0	(16%)
Operating income margin (%)	7.7	9.3	(1.6	pts)
____________
1Also includes cement bonded boards net sales.

James Hardie 2025 Annual Report on Form 20-F	103

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY25	FY24	Change
Volume (mmsf)	763.0	734.4	4%
Average net sales price per unit (per msf)	€502	€480	5%

Fiber cement net sales	78.4	71.0	10%
Fiber gypsum net sales[1]	382.2	373.5	2%
Net sales	460.6	444.5	4%
Cost of goods sold	326.0	311.4	5%
Gross profit	134.6	133.1	1%
Gross margin (%)	29.2	29.9	(0.7	pts)
Selling, general and administrative expenses	97.0	88.5	10%
Research and development expenses	2.2	3.1	(29%)
Operating income	35.4	41.5	(15%)
Operating income margin (%)	7.7	9.3	(1.6	pts)
____________
1Also includes cement bonded boards net sales.
FY25 vs FY24 (€)
Net sales increased 4% due to 4% volume growth and 5% increase in average net sales price, partially offset by the absence of the €8.4 million favorable customer rebate true-up recorded in the prior year. The average net sales price increase was driven by our June 2024 and January 2025 price increases.
Gross margin decreased 0.7 percentage points, primarily a result of higher freight and gypsum costs, partially offset by favorable energy costs.
SG&A expenses increased 10% due to higher employee costs, primarily related to increased headcount for our high value product sales force, partially offset by lower marketing costs. As a percentage of sales, SG&A expenses increased 1.2 percentage points.
Operating income margin decreased 1.6 percentage points, driven by lower gross margin and higher SG&A expenses.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY25	FY24	Change %
General Corporate SG&A costs	$137.6	$154.4	(11)
Merger costs	16.5	—	100
Restructuring expenses	—	20.1	(100)
Asbestos related expenses and adjustments	140.5	153.3	(8)
General Corporate costs	$294.6	$327.8	(10)

James Hardie 2025 Annual Report on Form 20-F	104

General Corporate SG&A costs decreased US$16.8 million due to lower stock-based compensation expense of US$19.8 million mainly attributable to the change in our stock price and lower New Zealand Weathertightness (“NZWT”) costs which includes a US$2.2 million recovery of legal costs related to the Cridge case. These decreases were partially offset by higher employee costs and legal expenses primarily related to the Australian Tax Office (“ATO”) audit and the Australia class action securities claim.
Merger costs of US$16.5 million primarily relate to professional service fees associated with entering into our merger agreement with AZEK.
Prior year restructuring expenses of US$20.1 million relates to our strategic decision to cancel the Truganina greenfield project.
Asbestos related expenses and adjustments include the following components:

US$ Millions	FY25	FY24
Change in estimates	$137.0	$153.5
Effect of foreign exchange on Asbestos net liabilities	—	(9.7)
Loss on foreign currency forward contracts	—	7.8
Other	0.6	0.1
Asbestos adjustments	$137.6	$151.7
AICF SG&A expenses	2.9	1.6
Asbestos related expenses and adjustments	$140.5	$153.3

The change in estimate for fiscal year 2025 is due to the change in actuarial estimate which is caused by a higher projected number of both direct and cross mesothelioma claims and non-mesothelioma claims as well as the annual inflation adjustment, partially offset by a reduction in the assumed average claims settlement and legal costs.
Readers are referred to Note 13 to our consolidated financial statements, which includes a sensitivity analysis that outlines the potential impact of changes to actuarial assumptions in future periods.
Claims data was as follows:

	FY25	FY24	FY25 Actuarial Estimate	Change % vs FY24	Change % vs FY25 Actuarial Estimate
Mesothelioma
Direct	291	295	282	(1)	3
Cross	110	78	84	41	31
Non-mesothelioma	233	176	159	32	47
Workers	19	15	15	27	27
Total Claims Reported	653	564	540	16	21

Claims settled	550	544	548	1	—
Average claim settlement (A$)	327,000	289,000	355,000	13	(8)

James Hardie 2025 Annual Report on Form 20-F	105

Interest, net

US$ Millions	FY25	FY24	Change %
Interest expense	$62.0	$55.9	11
Capitalized interest	(21.0)	(19.5)	8
Interest income	(19.8)	(12.1)	64
AICF interest income	(10.9)	(9.0)	21
Interest, net	$10.3	$15.3	(33)
Interest expense increased primarily as a result of the term loan agreement entered into October 2023. Higher interest income was driven by higher cash balances.
Income Tax Expense

	FY25	FY24
Income tax expense (US$ Millions)	221.4	244.6
Effective tax rate (%)	34.3	32.4
The effective tax rate increased 1.9 percentage points, primarily due to the Philippines restructuring expenses recorded without an associated tax benefit in the current period.
Year ended 31 March 2024 compared to year ended 31 March 2023
Readers are referred to the “Management’s Discussion and Analysis” in Section 2 our fiscal year 2024 Form 20-F filed with the SEC on 20 May 2024 for comparative analysis relating to fiscal years 2024 and 2023.
Liquidity and Capital Allocation
Overview
Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see “Quantitative and Qualitative Disclosures About Market Risk” in Section 3 of this document.
Our cash position increased by US$197.7 million, from US$365.0 million at 31 March 2024 to US$562.7 million at 31 March 2025.
Our gross debt balance decreased from US$1,129.1 million at 31 March 2024 to US$1,124.0 million at 31 March 2025. We had no outstanding borrowings on our US$600 million revolving credit facility.
In April 2025, the Company used existing cash resources to pay off the outstanding balance and related interest on its term loan agreement totaling US$295.3 million.
In conjunction with the execution of the AZEK merger agreement, we secured a Bridge Commitment, available to be drawn in a single borrowing up to a maximum of US$4.3 billion. As of 31 March 2025,

James Hardie 2025 Annual Report on Form 20-F	106

initial fees associated with this Bridge Commitment total US$32.3 million, and are being amortized over a one year period. Total amortization included in interest expense was US$0.8 million for fiscal year 2025.
We currently do not expect to make any borrowings under the Bridge Commitment and expect to finance the cash consideration in the merger with available cash, as well as, subject to market conditions, new term loan debt, senior notes and/or borrowings under a new revolving credit facility. There can be no assurance, however, that we will be able to do so, and any such financings would be subject to prevailing market conditions at the relevant time.
Readers are referred to Note 11 of our 31 March 2025 consolidated financial statements for further information on our debt obligations.
Sources of Liquidity
During fiscal year 2025, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used to fund:
•expansion, renovation and maintenance of production capacity;
•our annual contribution to AICF in accordance with the terms of the AFFA;
•our share buyback programs;
•our working capital requirements; and
•costs associated with our announced merger with AZEK.
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
Cash Flow

US$ Millions	FY25	FY24	Change	Change %
Net cash provided by operating activities	$802.8	$914.2	$(111.4)	(12)
Net cash used in investing activities	446.7	470.5	(23.8)	(5)
Net cash used in financing activities	165.9	210.1	(44.2)	(21)
Significant sources and uses of cash during fiscal year 2025 included:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$955.1 million
◦Working capital increased, decreasing operating cashflow by US$26.3 million, primarily due to an increase in accounts receivable and inventories, both in North America
◦Asbestos claims and handling costs paid of US$114.4 million
•Cash used in investing activities:
◦Capital expenditures of US$422.2 million, including global capacity expansion project spend of US$165.3 million related primarily to our Prattville, Alabama and Orejo, Spain brownfield expansion projects

James Hardie 2025 Annual Report on Form 20-F	107

•Cash used in financing activities:
◦Repurchase of shares of US$149.9 million

Capital Expenditures
Our total capital expenditures for fiscal years 2025 and 2024 were US$422.2 million and US$449.3 million, respectively. Our capacity expansion program is guided by our expectation for sustainable long-term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.
During fiscal year 2025, we:
•Completed commissioning and commenced production at our Westfield, Massachusetts ColorPlus® facility
•Completed construction and commissioning, and commenced production on Sheet Machine 3 at our Prattville, Alabama facility
•Completed installation of Sheet Machine 4 at Prattville, Alabama and plan to commission when required by market demand
•Continued construction of ColorPlus® finishing capacity at Prattville, Alabama and our brownfield facility in Orejo, Spain
•Continued planning our brownfield facility at Cleburne, Texas and greenfield facility at Crystal City, Missouri
In fiscal year 2026, we estimate total Capital Expenditures will be approximately US$325 million.
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures.
Anticipated Future Cash Expenditures
In addition to the US$16.5 million of merger costs incurred during fiscal year 2025, we anticipate additional merger transaction costs of approximately US$80.0 million in fiscal year 2026.
Refer to Note 10 of our 31 March 2025 consolidated financial statements, for our aggregate unconditional purchase obligations at 31 March 2025.
Capital Management

In conjunction with our upcoming potential AZEK acquisition, our Capital Allocation framework remains as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders
•Evaluate potential inorganic opportunities

For the fiscal year ended 31 March 2025, we repurchased a total of 4.5 million shares for a total of US$149.9 million at an average per share price of US$33.48. Additionally, we do not expect to repurchase our stock until after the AZEK merger is completed. Refer to Note 17 of our 31 March 2025 consolidated financial statements for further discussion of our share repurchase program.

James Hardie 2025 Annual Report on Form 20-F	108

AICF Funding
We funded A$149.6 million (US$99.2 million) to AICF, excluding interest, during fiscal year 2025, as provided under the AFFA.
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$185 million (US$116 million based on the exchange rate at 31 March 2025) to AICF during the fiscal year ending 31 March 2026.

Readers are referred to Notes 1 and 13 to our consolidated financial statements for further information on asbestos.
Outlook and Trend Information
A number of external factors will impact underlying demand for our products including but not limited to, changes in the following: United States’ GDP, interest rates, mortgage affordability, household debt levels, home values, home prices, unemployment levels, consumer preferences and new household formation.
We expect our US residential end markets to be down in fiscal year 2026 versus fiscal year 2025 with Repair and Remodel activity decreasing more than New Construction.
In Australia, we anticipate that the addressable underlying housing market will be relatively flat in fiscal year 2026 versus fiscal year 2025. Net sales from our Australian business are expected to trend above the average growth of the domestic alterations and additions and single family detached housing markets.

In Europe, we anticipate the overall addressable market to be flat in fiscal year 2026 versus fiscal year 2025.

We expect to outperform the end markets across all three segments.

James Hardie Industries plc - Consolidated Financial Statements	109

Report of Independent Registered Public Accounting Firm	110

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 20 May 2025 expressed an unqualified opinion thereon.

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

Report of Independent Registered Public Accounting Firm	111

Asbestos Liability Valuation
Description of the Matter
At 31 March 2025, the aggregate asbestos liability was US$983.6 million. As disclosed in Note 13 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Irvine, California
20 May 2025

James Hardie Industries plc - Consolidated Balance Sheets	112

(Millions of US dollars)	31 March 2025	31 March 2024
Assets
Current assets:
Cash and cash equivalents	$562.7	$365.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	37.9	45.8
Restricted short-term investments - Asbestos	175.8	178.4
Accounts and other receivables, net	391.8	366.1
Inventories	347.1	337.8
Prepaid expenses and other current assets	100.6	68.2
Assets held for sale	73.1	55.4
Insurance receivable - Asbestos	5.5	5.1
Workers’ compensation - Asbestos	2.3	1.6
Total current assets	1,701.8	1,428.4
Property, plant and equipment, net	2,169.0	2,037.8
Operating lease right-of-use-assets	70.4	60.9
Goodwill	193.7	192.6
Intangible assets, net	145.6	149.2
Insurance receivable - Asbestos	23.2	26.4
Workers’ compensation - Asbestos	16.5	13.6
Deferred income taxes	600.4	690.4
Deferred income taxes - Asbestos	284.5	294.0
Other assets	24.8	19.3
Total assets	$5,229.9	$4,912.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$446.4	$463.3
Accrued payroll and employee benefits	133.3	143.3
Operating lease liabilities	21.6	19.0
Long-term debt, current portion	9.4	7.5
Accrued product warranties	7.3	7.3
Income taxes payable	10.3	13.0
Asbestos liability	119.4	116.7
Workers’ compensation - Asbestos	2.3	1.6
Other liabilities	60.2	26.0
Total current liabilities	810.2	797.7
Long-term debt	1,110.1	1,115.1
Deferred income taxes	121.1	107.5
Operating lease liabilities	63.9	59.4
Accrued product warranties	26.9	28.9
Asbestos liability	864.2	873.0
Workers’ compensation - Asbestos	16.5	13.6
Other liabilities	55.5	58.5
Total liabilities	3,068.4	3,053.7
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 429,818,781 shares issued and outstanding at 31 March 2025 and 433,784,634 shares issued and outstanding at 31 March 2024	222.1	224.7
Additional paid-in capital	271.9	256.5
Retained earnings	1,725.7	1,446.0
Accumulated other comprehensive loss	(58.2)	(68.3)
Total shareholders’ equity	2,161.5	1,858.9
Total liabilities and shareholders’ equity	$5,229.9	$4,912.6
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	113

	Years Ended 31 March
(Millions of US dollars, except per share data)	2025	2024	2023
Net sales	$3,877.5	$3,936.3	$3,777.1
Cost of goods sold	2,372.5	2,347.9	2,465.1
Gross profit	1,505.0	1,588.4	1,312.0
Selling, general and administrative expenses	596.2	602.2	494.0
Research and development expenses	48.5	47.0	39.6
Restructuring expenses	50.3	20.1	—
Merger costs	16.5	—	—
Asbestos adjustments	137.6	151.7	37.0
Operating income	655.9	767.4	741.4
Interest, net	10.3	15.3	30.7
Other expense (income), net	0.2	(2.7)	(12.8)
Income before income taxes	645.4	754.8	723.5
Income tax expense	221.4	244.6	211.5
Net income	$424.0	$510.2	$512.0
Income per share:
Basic	$0.98	$1.16	$1.15
Diluted	$0.98	$1.16	$1.15
Weighted average common shares outstanding (Millions):
Basic	430.8	438.4	445.1
Diluted	432.1	439.6	445.6
Comprehensive income, net of tax:
Net income	$424.0	$510.2	$512.0
Cash flow hedges	(0.1)	—	—
Pension adjustments	0.1	(0.5)	2.1
Currency translation adjustments	1.6	(14.5)	(33.4)
Reclassification of other comprehensive income	8.5	—	—
Comprehensive income	$434.1	$495.2	$480.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	114

	Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
Cash Flows From Operating Activities
Net income	$424.0	$510.2	$512.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	216.2	185.0	172.6
Lease expense	32.9	26.9	23.4
Deferred income taxes	62.1	34.6	48.4
Stock-based compensation	23.0	28.2	15.7
Asbestos adjustments	137.6	151.7	37.0
Gain on sale of land	—	(2.0)	(12.7)
Non-cash restructuring expenses	38.2	20.1	—
Other, net	21.1	31.6	22.5
Changes in operating assets and liabilities:
Accounts and other receivables	(28.9)	(19.7)	32.1
Inventories	(15.7)	3.4	(70.8)
Operating lease assets and liabilities, net	(34.0)	(28.0)	(19.0)
Prepaid expenses and other assets	(40.6)	(21.5)	(12.3)
Insurance receivable - Asbestos	3.9	5.6	6.2
Accounts payable and accrued liabilities	18.3	47.4	(63.2)
Claims and handling costs paid - Asbestos	(114.4)	(116.0)	(107.9)
Income taxes payable	(2.7)	(4.9)	5.5
Other accrued liabilities	61.8	61.6	18.1
Net cash provided by operating activities	$802.8	$914.2	$607.6
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(422.2)	$(449.3)	$(591.3)
Proceeds from sale of property, plant and equipment	0.4	4.2	14.1
Capitalized interest	(21.0)	(19.5)	(8.5)
Purchase of restricted investments - Asbestos	(183.1)	(144.2)	(180.1)
Proceeds from restricted investments - Asbestos	179.2	138.3	105.7
Net cash used in investing activities	$(446.7)	$(470.5)	$(660.1)
Cash Flows From Financing Activities
Shares repurchased	$(149.9)	$(271.4)	$(78.4)
Proceeds from term loan	—	300.0	—
Repayments of term loan	(7.5)	(1.9)	—
Proceeds from revolving credit facilities	—	95.0	450.0
Repayments of revolving credit facilities	—	(325.0)	(260.0)
Debt issuance costs	—	(1.2)	—
Proceeds from issuance of shares	—	0.4	0.2
Repayment of finance lease obligations	(1.2)	(1.1)	(1.5)
Dividends paid	—	—	(129.6)
Taxes paid related to net share settlement of equity awards	(7.3)	(4.9)	(6.1)
Net cash used in financing activities	$(165.9)	$(210.1)	$(25.4)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(0.4)	$(3.4)	$(8.4)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	189.8	230.2	(86.3)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	415.8	185.6	271.9
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$605.6	$415.8	$185.6
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$41.3	$75.0	$34.7
Supplemental Disclosure of Cash Flow Activities
Cash paid for interest	$63.6	$41.8	$41.0
Cash payment for income taxes, net	$128.1	$183.1	$117.1
Cash paid to AICF	$99.2	$91.8	$109.6
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity	115

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$—	$(22.0)	$1,332.9
Net income	—	—	512.0	—	—	512.0
Other comprehensive loss	—	—	—	—	(31.3)	(31.3)
Stock-based compensation	0.3	9.3	—	—	—	9.6
Issuance of ordinary shares	—	0.2	—	—	—	0.2
Dividends declared	—	—	(133.6)	—	—	(133.6)
Shares repurchased	—	—	—	(78.4)	—	(78.4)
Shares cancelled	(2.4)	(2.0)	(74.0)	78.4	—	—
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	510.2	—	—	510.2
Other comprehensive loss	—	—	—	—	(15.0)	(15.0)
Stock-based compensation	0.2	23.1	—	—	—	23.3
Issuance of ordinary shares	—	0.4	—	—	—	0.4
Shares repurchased	—	—	—	(271.4)	—	(271.4)
Shares cancelled	(5.5)	(4.9)	(261.0)	271.4	—	—
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
Net income	—	—	424.0	—	—	424.0
Other comprehensive income	—	—	—	—	10.1	10.1
Stock-based compensation	0.2	15.4	—	—	—	15.6
Issuance of ordinary shares	0.1	2.7	—	—	—	2.8
Shares repurchased	—	—	—	(149.9)	—	(149.9)
Shares cancelled	(2.9)	(2.7)	(144.3)	149.9	—	—
Balances as of 31 March 2025	$222.1	$271.9	$1,725.7	$—	$(58.2)	$2,161.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	116

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe and New Zealand. In August 2024, the Company ceased manufacturing in the Philippines.
In March 2025, the Company entered into a definitive merger agreement with The AZEK Company Inc. (“AZEK”), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, which has manufacturing and recycling facilities in the United States. The merger is subject to approval of AZEK shareholders and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, and is expected to close in the second half of calendar year 2025.
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
Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and must be evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on: (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance; and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

Due to our pecuniary and contractual interests, as well as our funding arrangements outlined in the AFFA, JHI plc is considered the primary beneficiary of AICF. As such, under the applicable accounting guidance, AICF is required to be consolidated.
For the fiscal years ended 31 March 2025, 2024 and 2023, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

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
Depreciation and Amortization
The Company records depreciation as both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation related to plant building, machinery

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

and equipment is recorded in Cost of goods sold. The Company records amortization as Selling, general and administrative expenses.
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
The Company performs an impairment test of goodwill and intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. At 1 January 2025, the Company performed its annual test noting no impairment.
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
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, which considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows and is more than the estimated fair value of the asset group, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

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
Advertising Costs
Advertising costs are expensed as incurred and were US$99.4 million, US$110.8 million and US$83.1 million for the fiscal years ended 31 March 2025, 2024 and 2023, respectively.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

The carrying amounts of Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and the Revolving Credit Facility approximate their respective fair values due to the short-term nature of these instruments.
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
For RSUs subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stockholder is not entitled to dividends over the vesting period.
For RSUs subject to a performance vesting condition, the vesting of these units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. The expense for performance-based RSUs is recognized ratably over the vesting period and is adjusted for changes in performance achievement estimates and subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
For RSUs subject to a market vesting condition, the vesting of these units is based on James Hardie’s performance against its Peer Group for the 20 trading days preceding the beginning and end of the performance period. The fair value of each of these units is estimated using a binomial lattice model that incorporates a Monte Carlo simulation.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

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
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG, who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMG arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMG to occur through 2073.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

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
Asbestos Adjustments
Asbestos adjustments in the consolidated statements of operations and comprehensive income reflects the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs.
Reportable Segments
During the fourth quarter of fiscal year 2025, the Company determined that the Research and Development (“R&D”) segment no longer qualifies as a reportable segment based on how information is currently being evaluated by the Chief Operating Decision Maker (“CODM”) relative to the allocation of

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

resources and assessment of segment performance. The Company has revised its segment information for the prior years ending 31 March 2024 and 2023 to conform to the current year presentation.
No changes were made to the North America Fiber Cement, Asia Pacific Fiber Cement, and Europe Building Products segments. This change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 18, “Segment and Geographic Information” for further details.
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
Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2025	2024	2023
Basic common shares outstanding	430.8	438.4	445.1
Dilutive effect of stock awards	1.3	1.2	0.5
Diluted common shares outstanding	432.1	439.6	445.6
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2025, 2024 and 2023.
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
Potential common shares of 0.6 million, 0.6 million and 0.4 million for the fiscal years ended 31 March 2025, 2024 and 2023, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
Accounting Pronouncements
Adopted in Fiscal Year 2025
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280). The amendments in the standard were issued to improve the disclosures about an entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The Company retrospectively adopted this ASU for the fiscal year ending 31 March 2025 and all prior years

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

presented in the consolidated financial statements. Refer to Note 18 “Segment and Geographic Information” for additional disclosures.
Recently Issued But Not Yet Adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with its annual report for the fiscal year ending 31 March 2026 and will be required to make additional disclosures in the notes to the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The amendments in this standard require disaggregation of specific expense categories in the notes to the financial statements and a qualitative description of the remaining expense amounts not separately disaggregated. These amendments are effective for fiscal years beginning after 15 December 2026, and interim periods within fiscal years beginning after 15 December 2027, with early adoption permitted. The Company plans to adopt ASU No. 2024-03 starting with its annual report for the fiscal year ending 31 March 2028 and is currently evaluating the impact of the guidance to the consolidated financial statements.
2. Revenues
The following represents the Company’s disaggregated revenues:

	Year Ended 31 March 2025
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement	$2,863.3	$519.9	$84.3	$3,467.5
Fiber gypsum	—	—	410.0	410.0
Total	$2,863.3	$519.9	$494.3	$3,877.5

	Year Ended 31 March 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement	$2,891.4	$562.8	$77.0	$3,531.2
Fiber gypsum	—	—	405.1	405.1
Total	$2,891.4	$562.8	$482.1	$3,936.3

	Year Ended 31 March 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement	$2,787.6	$539.2	$68.6	$3,395.4
Fiber gypsum	—	—	381.7	381.7
Total	$2,787.6	$539.2	$450.3	$3,777.1
The process by which the Company recognizes revenues is similar across each of the Company’s reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

gypsum revenues also include the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2025	2024
Cash and cash equivalents	$562.7	$365.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	37.9	45.8
Total	$605.6	$415.8
4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2025	2024
Trade receivables	$335.3	$321.2
Income taxes receivable	37.7	34.4
Other receivables	25.2	19.0
Provision for doubtful trade receivables	(6.4)	(8.5)
Total	$391.8	$366.1
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2025	2024	2023
Balance at beginning of period	$8.5	$2.6	$3.4
Adjustment to provision	(0.7)	6.2	(0.6)
Write-offs, net of recoveries	(1.4)	(0.3)	(0.2)
Balance at end of period	$6.4	$8.5	$2.6
5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2025	2024
Finished goods	$243.9	$235.4
Work-in-process	26.5	25.1
Raw materials and supplies	87.4	90.6
Provision for obsolete finished goods and raw materials	(10.7)	(13.3)
Total	$347.1	$337.8

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe Building Products
Balance - 31 March 2023	$194.9
Foreign exchange impact	(2.3)
Balance - 31 March 2024	$192.6
Foreign exchange impact	1.1
Balance - 31 March 2025	$193.7

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 March
(Millions of US dollars)	2025	2024
Trade names	$111.6	$111.0
Other	7.4	7.4
Total	$119.0	$118.4
The following are the net carrying amount of amortizable intangible assets:

	31 March 2025
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.5	$(20.9)	$26.6
Total	$47.5	$(20.9)	$26.6

	31 March 2024
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.3	$(16.5)	$30.8
Total	$47.3	$(16.5)	$30.8
The amortization of intangible assets was US$4.4 million, US$4.3 million and US$3.8 million for the fiscal years ended 31 March 2025, 2024 and 2023, respectively.
At 31 March 2025, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2026	$4.6
2027	4.9
2028	5.0
2029	4.6
2030	4.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2025	2024
Land	$94.7	$99.0
Buildings	747.0	577.4
Machinery and equipment	2,316.2	2,149.9
Construction in progress	532.0	675.3
Property, plant and equipment, at cost	3,689.9	3,501.6
Less accumulated depreciation	(1,520.9)	(1,463.8)
Property, plant and equipment, net	$2,169.0	$2,037.8
Depreciation expense for the fiscal years ended 31 March 2025, 2024 and 2023 was US$211.3 million, US$178.7 million and US$166.8 million, respectively.
8.  Restructuring Expenses
Restructuring expenses consist of the following:

	Restructuring Expenses
	31 March
(Millions of US dollars)	2025	2024
Equipment write-offs, including disposal costs	$30.3	$—
Reclassification of foreign currency translation adjustments	8.3	—
Other exit costs	11.7	—
Asia Pacific Fiber Cement segment	50.3	—
General Corporate	—	20.1
Total	$50.3	$20.1
Asia Pacific Fiber Cement segment
For the fiscal year ended 31 March 2025, the Company recorded US$50.3 million of exit costs related to the closure of the Philippines manufacturing and commercial operations. The net assets remaining in the Philippines primarily consists of land and buildings, which are classified as held for sale.
General Corporate
For the fiscal year ended 31 March 2024, the Company recorded impairment charges based on the strategic decision to cancel the Truganina greenfield site. The site is classified as held for sale and the estimated fair value of US$52.6 million at that time was derived primarily from market comparables using a third-party appraisal and are considered Level 3 inputs under ASC 820. As of 31 March 2025, the Company has entered into a definitive agreement to sell the land.

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
Amounts associated with finance lease right-of-use assets and liabilities are not material, and are included in other assets and liabilities, respectively, on the accompanying consolidated balance sheets.
The following table represents the Company’s ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2025	2024
Assets:
Operating leases, net	$70.4	$60.9
Finance leases, net	2.7	3.0
Total right-of-use assets	$73.1	$63.9

Liabilities:
Operating leases:
Current	$21.6	$19.0
Non-Current	63.9	59.4
Total operating lease liabilities	$85.5	$78.4

Finance leases:
Current	$1.1	$1.2
Non-Current	1.9	2.1
Total finance lease liabilities	$3.0	$3.3

Total lease liabilities	$88.5	$81.7
The following table represents the Company’s lease expense:

	Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
Operating leases	$25.1	$22.3	$20.2
Short-term leases	6.6	4.6	3.2
Finance leases	1.2	1.1	1.4
Interest on lease liabilities	0.2	0.2	0.2
Total lease expense	$33.1	$28.2	$25.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

The weighted-average remaining lease term of the Company’s leases is as follows:

	31 March
(In Years)	2025	2024
Operating leases	6.3	7.1
Finance leases	3.2	3.4

The weighted-average discount rate of the Company’s leases is as follows:

	31 March
	2025	2024
Operating leases	5.8%	5.4%
Finance leases	6.2%	5.6%
The following are future lease payments for non-cancellable leases at 31 March 2025:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2026	$25.3	$1.2	$26.5
2027	19.3	0.8	20.1
2028	15.9	0.6	16.5
2029	10.7	0.4	11.1
2030	6.6	0.1	6.7
Thereafter	25.2	—	25.2
Total	$103.0	$3.1	$106.1
Less: imputed interest			17.6
Total lease liabilities			$88.5
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$27.4	$24.3
Operating cash flows used for finance leases	0.2	0.2
Financing cash flows used for finance leases	1.2	1.1
Non-cash ROU assets obtained in exchange for new lease liabilities	34.3	26.0
Non-cash remeasurements decreasing ROU assets and lease liabilities	(0.7)	(3.6)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

10.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2025	2024
Trade creditors	$232.5	$252.0
Accrued interest	7.7	14.5
Accrued customer rebates	132.0	121.3
Other creditors and accruals	74.2	75.5
Total	$446.4	$463.3
For fiscal years ended 31 March 2025 and 2024, the Company paid US$38.0 million and US$36.6 million, respectively, to J.B. Hunt Transport Services, Inc (“JB Hunt”) for freight services in North America. One of our Board members joined the JB Hunt Board in April 2023.
The Company enters into various purchase obligations in the ordinary course of business. As of 31 March 2025, the Company has aggregate unconditional purchase obligations, primarily energy and marketing contracts, totaling US$79.0 million over the next five fiscal years, with US$43.6 million due within one year.
11.  Debt
The Company’s debt obligations are as follows:

	31 March
(Millions of US dollars)	2025	2024
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$433.4	$431.0
5.000% Senior notes due 2028	400.0	400.0
Term Loan	290.6	298.1
Unamortized debt issuance costs	(4.5)	(6.5)
Total debt	1,119.5	1,122.6
Less current portion	(9.4)	(7.5)
Total Long-term debt	$1,110.1	$1,115.1

Weighted average interest rate of total debt	4.8%	5.1%

Fair value of Senior unsecured notes (Level 1)	$817.7	$811.5
Term Loan Agreement (“TLA”)
In October 2023, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), wholly-owned subsidiaries of JHI plc, entered into a US$300.0 million TLA with Bank of America, N.A. (“BofA”), as administrative agent. Borrowings under the TLA bear interest at the adjusted term Secured Overnight Financing Rate (“SOFR”), plus approximately 2.0% for each period. As the interest rate is variable and based on current market conditions, the fair value of the TLA approximates book value.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

Quarterly principal payments commenced in January 2024 and will continue until the maturity date of October 2028. Debt issuance costs in connection with the TLA are being amortized over the stated term of five years.
See Note 22, “Subsequent Event” for details about payoff of the TLA in April 2025.
Unsecured Revolving Credit Facility (“RCF”)
The RCF, which has a maximum US$600.0 million borrowing capacity, may be increased by up to US$250.0 million through the exercise of an accordion option. The facility matures in December 2026 and may be extended for two additional one-year terms.
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
At 31 March 2025, the Company’s debt maturities for the next five fiscal years are as follows:

(Millions of US dollars)	Amount
Fiscal 2026	$9.4
Fiscal 2027	448.4
Fiscal 2028	15.0
Fiscal 2029	651.2
Fiscal 2030	—
Total	$1,124.0
Bridge Commitment
In March 2025, JH North America Holdings Inc., a wholly owned-subsidiary of JHI plc, entered into a 364-day Bridge Commitment with BofA and Jefferies Finance LLC, with BofA as administrative agent. The Bridge Commitment is available to be drawn in a single borrowing, up to a maximum of US$4.3 billion, pending the close of the Company’s merger with AZEK. This single borrowing is available through March 2026 with a limited option to extend for an additional three months. At any time, the Bridge commitment may be reduced permanently or terminated by the Company without premium or penalty.
As of 31 March 2025, initial fees associated with the Bridge Commitment totaled US$32.3 million, and are being amortized over a one year period as interest expense in the accompanying consolidated statements of operations and comprehensive income. Additionally, the Company will incur incremental commitment fees of 0.125% on any undrawn balances as of 15 September 2025, and every 90 days thereafter through June 2026.
If drawn, the Company will incur a funding fee of 0.50% based on the aggregate principal borrowing amount and an additional duration fee for each subsequent 90 days periods of 0.50%, 0.75% and 1.00%, respectively, subsequent to the borrowing.
Borrowings under the Bridge Commitment initially bear interest at the adjusted term SOFR, plus 1.75% with 0.25% incremental increases for each 90 days day period outstanding.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

Guarantees and Compliance
Senior Unsecured Notes
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2025, the Company was in compliance with all of its requirements.
These notes are guaranteed by James Hardie International Group Limited (“JHIGL”, which holds all of the operating entities and material assets, liabilities and revenues of the Company), JHBP and James Hardie Technology Limited (“JHTL”), each of which are wholly-owned subsidiaries of JHI plc.
RCF and Term Loan
The RCF and the TLA both contain certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidation actions. At 31 March 2025, the Company was in compliance with all its covenants.
Both facilities are guaranteed by JHIGL and JHTL.
Off Balance Sheet Arrangements
As of 31 March 2025, the Company had no outstanding borrowings under the RCF, and US$5.9 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$594.1 million of available borrowing capacity under the RCF.

12.  Product Warranties
The following are the changes in the product warranty accrual:

	31 March
(Millions of US dollars)	2025	2024	2023
Balance at beginning of period	$36.2	$35.6	$37.7
Charges to cost of goods sold	3.9	3.9	1.2
Settlements made in cash or in kind	(5.9)	(3.3)	(3.3)
Balance at end of period	$34.2	$36.2	$35.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

13.  Asbestos
Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise of the following:

	Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
Change in actuarial estimate - asbestos liability	$139.6	$148.1	$56.0
Change in actuarial estimate - insurance receivable	(2.1)	(3.1)	(0.1)
Change in estimate - AICF claims-handling costs	(0.5)	8.5	1.2
Subtotal - Change in estimates	137.0	153.5	57.1
Effect of foreign exchange on Asbestos net liabilities	—	(9.7)	(45.9)
Loss on foreign currency forward contracts	—	7.8	24.5
Other	0.6	0.1	1.3
Asbestos adjustments	$137.6	$151.7	$37.0
Actuarial Study; Claims Estimate
At the end of each fiscal year, KPMG provides the Company with an updated actuarial study of potential asbestos-related liabilities. Based on KPMG’s assumptions, the study determines a range of possible total cash flows and calculates a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarial estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMG as of 31 March 2025:

	As of 31 March 2025
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	924.5	1,472.4
Central Estimate – Undiscounted but Inflated	1,235.3	1,967.3
Central Estimate – Undiscounted and Uninflated	907.4	1,445.2
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMG.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

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
The following summarizes the results of the analysis:

	As of 31 March 2025
(In millions)	US$	A$
Discounted (but inflated) - Low	743.5	1,184.1
Discounted (but inflated) - High	1,370.8	2,183.1

Undiscounted (but inflated) - Low	976.9	1,555.8
Undiscounted (but inflated) - High	1,923.3	3,063.0
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 19% on a discounted basis.
Effect of foreign exchange on asbestos net liabilities
Prior to 31 March 2024, the effect of foreign exchange on Asbestos net liabilities resulted from a USD function currency subsidiary funding the required AICF payments under the AFFA. Effective 31 March 2024, the Company funds its AICF payments primarily using operating profits of its Australian subsidiary, an Australian dollar functional currency entity. As a result, to the extent that the Australian entity is able to provide funding to meet payment obligations under the AFFA, the foreign currency movements related to the asbestos liability is accounted for as foreign exchange translation adjustments and included in Accumulated other comprehensive loss on the consolidated balance sheets.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2025	2024	2023	2022	2021
Number of open claims at beginning of period	379	359	365	360	393
Number of new claims
Direct claims	443	410	403	411	392
Cross claims	210	154	152	144	153
Number of closed claims	550	544	561	550	578
Number of open claims at end of period	482	379	359	365	360
Average settlement amount per settled claim	A$327,000	A$289,000	A$303,000	A$314,000	A$248,000
Average settlement amount per case closed [1]	A$291,000	A$262,000	A$271,000	A$282,000	A$225,000

Average settlement amount per settled claim	US$213,000	US$190,000	US$208,000	US$232,000	US$178,000
Average settlement amount per case closed [1]	US$190,000	US$172,000	US$186,000	US$208,000	US$162,000
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2025:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2024	$(989.7)	$31.5	$224.2	$1.5	$(732.5)	$294.0	$39.5	$(399.0)
Asbestos claims paid	113.2	—	(113.2)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	99.2	—	99.2	—	—	99.2
AICF claims-handling costs incurred (paid)	1.2	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(2.9)	—	(2.9)	—	—	(2.9)
Change in actuarial estimate	(139.6)	2.1	—	—	(137.5)	—	—	(137.5)
Change in claims handling cost estimate	0.5	—	—	—	0.5	—	—	0.5
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	41.1	—	41.1
Insurance recoveries	—	(3.9)	3.9	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(39.0)	(1.0)	(40.0)
Other movements	—	—	10.3	(0.8)	9.5	(2.8)	0.4	7.1
Effect of foreign exchange	30.8	(1.0)	(6.6)	—	23.2	(8.8)	(1.0)	13.4
Closing Balance - 31 March 2025	$(983.6)	$28.7	$213.7	$0.7	$(740.5)	$284.5	$37.9	$(418.1)
AICF Funding
The following are amounts contributed to AICF, excluding interest, during the last three fiscal years:

(In millions)	US$	A$
Fiscal 2025	99.2	149.6
Fiscal 2024	91.8	137.5
Fiscal 2023	109.6	158.8
For the fiscal year ended 31 March 2025, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as HTM investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 31 March 2025:

Date Invested	Maturity Date	Interest Rate	A$ Millions
January 2025	27 January 2026	4.87%	60.0
October 2024	17 October 2025	4.94%	70.0
July 2024	24 July 2025	5.25%	60.0
April 2024	14 April 2025	5.12%	36.0
April 2024	7 April 2025	5.08%	54.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$200.9 million, based on the exchange rate at 31 March 2025). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. At 31 March 2025 and 2024, AICF had no amounts outstanding under the AICF Loan Facility.
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
Entering into this fiscal year, one material outstanding New Zealand Weathertightness Claim remained, Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”), which was filed in 2015 on behalf of multiple plaintiffs against the Company and certain subsidiaries. The trial court found in favor of the Company on all claims, and the appellate court upheld the trial court decision. Plaintiffs had filed for leave to appeal further with the New Zealand Supreme Court. However, in March 2025, while awaiting the Supreme Court’s decision on that request, the parties agreed to a confidential negotiated settlement whereby plaintiffs withdrew all appeals. This matter is now concluded. As of 31 March 2025, no New Zealand Weathertightness Claims are being actively litigated against the Company.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022 through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and is defending the matter vigorously. Currently, there is no trial date set, but the Company anticipates a trial date in the latter half of 2026. As of 31 March 2025, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

ATO Audit
In February 2024, the ATO issued a transfer pricing position paper for income years starting 1 April 2010 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. The Company believes its transfer pricing arrangements are compliant with the applicable tax legislation. As of 31 March 2025, the matter is ongoing and the Company has not recorded a reserve as it believes its tax position is more likely than not to be sustained. If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the additional amount of tax payable to be approximately A$110 million, excluding any consequential adjustments, interest charges or penalties the ATO may impose.
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
15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
Income before income taxes:
Domestic	$175.8	$239.1	$270.0
Foreign	469.6	515.7	453.5
Income before income taxes	$645.4	$754.8	$723.5
Income tax expense:
Current:
Domestic	$30.0	$38.7	$42.9
Foreign	90.0	133.0	81.4
Current income tax expense	120.0	171.7	124.3
Deferred:
Domestic	16.3	17.3	11.8
Foreign	85.1	55.6	75.4
Deferred income tax expense	101.4	72.9	87.2
Total income tax expense	$221.4	$244.6	$211.5

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
Income tax expense computed at the statutory tax rates	$117.9	$135.1	$135.1
US state income taxes, net of the federal benefit	15.2	14.0	10.6
Asbestos - effect of foreign exchange	—	(3.2)	(13.3)
Expenses not deductible	14.2	3.6	3.3
Stock and executive compensation	2.4	7.6	1.9
Foreign taxes on domestic income	50.8	60.2	61.2
Taxes on foreign income	17.2	17.7	12.0
Net deferred tax remeasurement	(1.1)	7.3	2.3
Other items	4.8	2.3	(1.6)
Total income tax expense	$221.4	$244.6	$211.5
Effective tax rate	34.3%	32.4%	29.2%
The tax effects of significant temporary differences creating deferred tax assets and liabilities were:

	31 March
(Millions of US dollars)	2025	2024
Deferred tax assets:
Intangible assets	$756.7	$833.4
Asbestos liability	284.5	294.0
Tax credit carryforwards	111.8	113.4
Other provisions and accruals	99.1	90.4
Net operating loss carryforwards	77.4	77.9
Total deferred tax assets	1,329.5	1,409.1
Valuation allowance	(256.9)	(257.0)
Total deferred tax assets net of valuation allowance	1,072.6	1,152.1
Deferred tax liabilities:
Depreciable and amortizable assets	(170.7)	(150.7)
Deferred tax on unremitted earnings	(63.0)	(46.7)
Intangible assets	(40.3)	(41.7)
Other	(34.8)	(36.1)
Total deferred tax liabilities	(308.8)	(275.2)
Total deferred taxes, net	$763.8	$876.9
As of 31 March 2025, the Company has tax loss carry-forwards in Australia, New Zealand, Europe and the US of US$77.4 million, that are available to offset future taxable income in the respective jurisdiction, and against which there is a partial valuation allowance of US$0.6 million. Carry-forwards in Australia, New Zealand and Europe are not subject to expiration.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the Performing Subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. As of 31 March 2025, the Company recognized a tax deduction of

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

US$129.8 million (A$198.9 million) for the current year relating to total contributions to AICF of US$702.4 million (A$994.7 million) incurred in tax years 2021 through 2025.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
As of 31 March 2025, the Company has foreign tax credit carry-forwards of US$108.1 million that are available to offset future taxes payable and against which there is a 100% valuation allowance. The Company also had US tax credit carry-forwards of US$3.3 million that are available to offset future taxes payable which expire between tax years 2025 through 2029, and against which there is a partial valuation allowance of US$2.8 million.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2025. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
During the fiscal year ended 31 March 2025, total income tax and withholding tax paid, net of refunds received, was US$128.1 million.
The US Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company utilized these carryback provisions and has a remaining current taxes receivable of US$37.7 million at 31 March 2025.
Commencing 1 April 2024, the Company adopted the Pillar Two rules in accordance with the Minimum Tax Directive of the European Union for implementation of Pillar Two of the Organization for Economic Cooperation and Development’s (OECD’s) Two Pillar solution. The Pillar Two rules provide that income of large groups is taxed at a minimum effective tax rate of 15% on a jurisdictional basis. The Pillar Two rules include an Income Inclusion Rule top-up tax and a domestic top-up tax, which applies to fiscal years commencing on or after 31 December 2023, and an Undertaxed Profits Rule which applies to fiscal years commencing on or after 31 December 2024.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2021, Australia for tax years prior to tax year 2015 and in the US for tax years prior to tax year 2016. Refer to Note 14 for further information related to the ongoing ATO audit.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

Unrecognized Tax Benefits
For the fiscal years ended 31 March 2025, 2024, and 2023, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities or Income Taxes Payable, depending on the expected timing of payments, on the Company’s consolidated balance sheets. As of 31 March 2025, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$2.3 million.
16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
Liability Awards	$2.7	$17.3	$2.7
Equity Awards	23.0	28.2	15.7
Total stock-based compensation expense	$25.7	$45.5	$18.4
As of 31 March 2025, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$35.9 million and will be recognized over an estimated weighted average amortization period of 1.8 years.
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
The following summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2023	18,948,803
Granted	(1,169,733)
Balance at 31 March 2024	17,779,070
Granted	(1,175,352)
Balance at 31 March 2025	16,603,718

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

Stock Options
The following summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price (A$)
Balance at 31 March 2023	269,221	33.05
Granted	—	—
Balance at 31 March 2024	269,221	33.05
Granted	—	—
Balance at 31 March 2025	269,221	33.05
Options exercisable at 31 March 2025	—	—
Stock options vest on the third anniversary of the date of grant provided continuous employment at the applicable vesting date. Vested stock options can be exercised for shares for the exercise price at any time up to the end of the contractual term. As of 31 March 2025, the weighted-average remaining contractual term is 2.6 years and the aggregate intrinsic value is A$1.5 million.
RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.
The following summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2023	1,136,526	372,029	870,044	2,378,599	26.97
Granted	533,278	176,624	459,831	1,169,733	43.20
Vested	(373,440)	(90,452)	(42,581)	(506,473)	30.88
Forfeited	(68,712)	(13,299)	(173,643)	(255,654)	25.63
Outstanding at 31 March 2024	1,227,652	444,902	1,113,651	2,786,205	33.36
Granted	527,577	250,826	396,949	1,175,352	45.57
Vested	(532,445)	(104,434)	(1,490)	(638,369)	35.86
Forfeited	(121,585)	(5,609)	(322,022)	(449,216)	28.64
Outstanding at 31 March 2025	1,101,199	585,685	1,187,088	2,873,972	38.64

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

The following includes the assumptions used to fair value the RSU grants (market condition):

Vesting Condition:	Market	Market
	FY25	FY24
Date of grant	17-Aug-24	1-Sep-23
Dividend yield (per annum)	—%	—%
Expected volatility	37.9%	35.4%
Risk free interest rate	3.9%	4.6%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	51.99	46.72
Number of restricted stock units	396,949	451,945
The following presents the total fair value of all of our restricted stock units vested:

	Years ended 31 March
(Millions of US dollars)	2025	2024	2023
Total fair value vested	$22.3	$16.1	$18.4
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
The following represents the activity related to the CSUs:

	FY25	FY24
Granted	500,610	529,875
Vested	232,420	177,955
Cancelled	88,382	125,144
For the fiscal years ending 31 March 2025, 2024 and 2023, US$7.9 million, US$5.1 million and US$5.9 million, respectively, was paid in cash upon vesting of CSU units.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

17.  Capital Management
Share Buyback Purchase Programs
On 13 November 2024, the Company announced a new share buyback program to acquire up to US$300 million of its outstanding shares through 31 October 2025. Between November 2023 and October 2024, the Company completed its previously announced share buyback program, including the June 2024 US$50 million increase to such program, and acquired approximately US$300 million of its outstanding shares.
Below is the activity under these programs:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
Total as of 31 March 2024	12.5		12.5
1 April 2024 - 30 April 2024	—	$—	—	$99.8
1 May 2024 - 31 May 2024	0.9	$31.43	0.9	$72.3
1 June 2024 - 30 June 2024	1.5	$31.41	1.5	$74.8
1 July 2024 - 31 July 2024	—	$—	—	$74.8
1 August 2024 - 31 August 2024	1.0	$35.26	1.0	$39.2
1 September 2024 - 30 September 2024	1.1	$36.39	1.1	$—
1 October 2024 - 31 October 2024	—	$—	—	$—
1 November 2024 - 30 November 2024	—	$—	—	$300.0
1 December 2024 - 31 December 2024	—	$—	—	$300.0
1 January 2025 - 31 January 2025	—	$—	—	$300.0
1 February 2025 - 28 February 2025	—	$—	—	$300.0
1 March 2025 - 31 March 2025	—	$—	—	$300.0
Total as of 31 March 2025	17.0		17.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

18.  Segment and Geographic Information
As of 31 March 2025, the Company has three reportable segments:
•North America Fiber Cement segment - Manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada.
•Asia Pacific Fiber Cement segment - Includes fiber cement products manufactured in Australia and the Philippines (through August 2024), and sold in Australia, New Zealand and the Philippines (through December 2024).
•Europe Building Products segment - Includes fiber gypsum products manufactured in Europe, and fiber cement products manufactured in the United States that are sold in Europe.
The Company’s CODM is the Chief Executive Officer. The CODM uses segment Operating Income to allocate resources and assess segment performance, primarily through the annual budgeting process and monthly performance reviews. During these reviews, the CODM monitors actual results versus the prior period, forecasted results and the annual plan. The CODM also considers this information in making strategic decisions related to capital allocations. The Company does not report total assets by segment as the Company’s CODM does not assess performance, or allocate resources based on segment assets.
The Company's General Corporate and unallocated R&D costs do not meet the applicable accounting guidance for separate disclosure as a reportable segment, and are reflected as reconciling items to consolidated Operating Income. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs, merger costs and rental expense on the Company’s corporate offices, which are not allocated to the reportable segments. Unallocated R&D costs represent the costs incurred by the research and development centers which are costs not directly associated with one of our reportable segments.
The Company does not report Interest, net for each segment as the segments are not held directly accountable for interest.
For additional information on the Company’s reportable segments, see Note 1 “Organization and Significant Accounting Policies – Reportable Segments”.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	148

The following is the Company’s segment information:

	Operating Income
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Total
For the year ended 31 March 2025
Net sales	$2,863.3	$519.9	$494.3	$3,877.5
Cost of goods sold	1,721.4	301.2	349.9	2,372.5
Gross profit	1,141.9	218.7	144.4	1,505.0
Selling, general and administrative expenses	291.7	56.0	104.0	451.7
Restructuring expenses	—	50.3	—	50.3
Other expenses [1]	9.3	1.4	2.4	13.1
Segment operating income	$840.9	$111.0	$38.0	$989.9

Reconciliation to consolidated operating income
Less: General Corporate [2] and Unallocated R&D costs				(334.0)
Consolidated operating income				$655.9

For the year ended 31 March 2024
Net sales	$2,891.4	$562.8	$482.1	$3,936.3
Cost of goods sold	1,674.8	335.4	337.7	2,347.9
Gross profit	1,216.6	227.4	144.4	1,588.4
Selling, general and administrative expenses	287.1	60.0	96.1	443.2
Other expenses [1]	8.4	1.3	3.3	13.0
Segment operating income	$921.1	$166.1	$45.0	$1,132.2

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(364.8)
Consolidated operating income				$767.4

For the year ended 31 March 2023
Net sales	$2,787.6	$539.2	$450.3	$3,777.1
Cost of goods sold	1,781.8	338.9	344.4	2,465.1
Gross profit	1,005.8	200.3	105.9	1,312.0
Selling, general and administrative expenses	232.8	56.2	77.7	366.7
Other expenses [1]	5.5	1.3	1.7	8.5
Segment operating income	$767.5	$142.8	$26.5	$936.8

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(195.4)
Consolidated operating income				$741.4
____________
1.Other expenses represent R&D costs allocated to the segments.
2.Includes merger costs.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	149

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2025	2024	2023
North America Fiber Cement	$160.7	$133.8	$126.1
Asia Pacific Fiber Cement	19.2	17.0	14.7
Europe Building Products	32.4	29.7	28.0
General Corporate and R&D	3.9	4.5	3.8
Total	$216.2	$185.0	$172.6

	Capital Expenditures Years ended 31 March
(Millions of US dollars)	2025	2024	2023
North America Fiber Cement	$287.2	$298.1	$392.0
Asia Pacific Fiber Cement	53.1	47.8	136.2
Europe Building Products	74.3	89.7	57.8
General Corporate and R&D	7.6	13.7	5.3
Total	$422.2	$449.3	$591.3

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2025	2024	2023
United States of America	$2,707.2	$2,743.7	$2,641.4
Australia	401.1	403.8	380.9
Canada	156.1	147.7	146.2
Germany	142.9	140.5	137.8
New Zealand	92.6	87.7	88.1
Other Countries [1]	377.6	412.9	382.7
Total	$3,877.5	$3,936.3	$3,777.1

	Long-Lived Assets 31 March
(Millions of US dollars)	2025	2024
United States of America	$1,627.7	$1,512.4
Australia	231.9	220.1
Germany	143.2	133.3
Spain	187.1	148.7
Other Countries [2]	52.2	87.2
Total [3]	$2,242.1	$2,101.7
____________
1Included are all other countries that account for less than 5% of net sales individually, primarily in Great Britain, Switzerland, the Netherlands, the Philippines and other European countries.
2Included are all other countries that account for less than 5% of long-lived assets individually, primarily in the Netherlands and Great Britain.
3Long-lived assets include Property, plant and equipment and ROU assets.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	150

19. Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following represents net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2025		2024		2023
Customer A	$586.6	15.1%	$558.2	14.2%	$450.1	12.0%
Approximately 30% of the Company’s net sales for each fiscal year 2025, 2024 and 2023, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
20.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 March 2025:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2024	$0.2	$1.3	$(69.8)	$(68.3)
Other comprehensive (income) loss	(0.1)	0.1	1.6	1.6
Reclassification to Restructuring expenses	—	—	8.3	8.3
Reclassification to Selling, general and administrative expenses	—	—	0.2	0.2
Balance at 31 March 2025	$0.1	$1.4	$(59.7)	$(58.2)
21. Employee Benefit Plan
In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. Under this plan, the Company matches employee’s contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
For the fiscal years ended 31 March 2025, 2024 and 2023, the Company made matching contributions of US$19.0 million, US$16.8 million and US$16.3 million, respectively.
The Company sponsors a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company matches up to a maximum of the first 6% of an employee’s eligible compensation that would not be eligible in the 401(k) Plan due to Internal Revenue Service contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2025, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	151

22. Subsequent Event
In April 2025, the Company used existing cash resources to pay off the outstanding balance and related interest on its TLA totaling US$295.3 million.

James Hardie 2025 Annual Report on Form 20-F	152

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY25	FY24	FY23
Audit fees[1]	$7.3	$7.2	$6.8
Audit-related fees[2]	0.1	—	—
Tax fees	0.1	—	—
All other fees	$0.1	$—	$—
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
In fiscal years 2025, 2024 and 2023, no temporary employees were used to conduct the audits of our consolidated financial statements.
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

James Hardie 2025 Annual Report on Form 20-F	153

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

James Hardie 2025 Annual Report on Form 20-F	154

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

James Hardie 2025 Annual Report on Form 20-F	155

Changes to U.S. or other countries’ trade policies and tariff and import/export regulations or failure to comply with such regulations may have an adverse effect on our business, financial condition and results of operations.

Changes in trade policies and regulations, including trade restrictions, tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions, by the United States government or other countries’ governments, could require changes to our conduct of business, adversely affect our margins and our relationships with customers, vendors and associates and otherwise adversely affect our business, financial condition and results of operations. Such changes may increase the complexity of compliance with applicable trade regulations and increase the risk that a failure to comply with such regulations would have an adverse effect on our business, financial condition and results of operations.
Recently announced U.S. tariffs, if maintained, and the potential escalation of trade disputes could adversely affect our revenue and expenses. The extent and duration of the tariffs and their impact on general economic conditions and on our business are uncertain and depend on various factors, such as the outcome of any negotiations between the United States government and governments of affected countries, the responses of other countries to actions taken by the United States and any exemptions or exclusions that may be granted. Further, actions taken to adapt to new tariffs or trade restrictions may require us to modify our operations, which could be time-consuming and expensive.

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

James Hardie 2025 Annual Report on Form 20-F	156

Financial Risks

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain fiber cement siding products in the United States. We accrue for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 12 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims that we believe are adequate, we cannot assure you that warranty cost levels will not exceed our reserves. Costs significantly exceeding our warranty reserves could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately one third of our net sales in fiscal years 2023, 2024 and 2025 were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The acquisition of AZEK will result in a significant amount of debt, which could adversely affect the Company and limit our ability to respond to changes in our business or make future desirable acquisitions.

As of 31 March 2025, our outstanding debt was US$1.1 billion. Upon completing the acquisition of AZEK, we expect our outstanding debt to be approximately US$4.4 billion. This level of debt (and additional debt we may incur in the future) has important consequences to our businesses. For example:
•We may be more vulnerable to general adverse economic and industry conditions, because we have lower borrowing capacity.
•We may be required to dedicate a larger portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including business development efforts and acquisitions.
•We will continue to be exposed to the risk of increased interest rates, because a portion of our borrowings is at variable rates of interest.
•We may be more limited in our flexibility in planning for, or reacting to, changes in our businesses and the industries in which they operate, thereby placing us at a competitive disadvantage compared to competitors that have less indebtedness.
•We may be more vulnerable to credit rating downgrades which could have an impact on our ability to secure future financing at attractive interest rates.

James Hardie 2025 Annual Report on Form 20-F	157

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

Many jurisdictions, including the United States, Australia and New Zealand, have recently adopted or are considering adopting regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as introducing more stringent regulations on the processing of materials containing crystalline silica and imposing additional training, employee medical surveillance and exposure monitoring and recordkeeping requirements. It is possible that these regulations could have additional impacts on our business as a result of further increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule changes may possibly have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2025 Annual Report on Form 20-F	158

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

James Hardie 2025 Annual Report on Form 20-F	159

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

We may lose our foreign private issuer status.

As a foreign private issuer under the Exchange Act, James Hardie is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, James Hardie is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the James Hardie Board and James Hardie’s officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning James Hardie than there is for companies the securities of which are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by James Hardie in accordance with Irish law, which may differ in scope, substance or timing from such disclosure requirements under the Exchange Act.

Our status as a foreign private issuer is determined annually as of the last business day of our second fiscal quarter and will next be determined as of 30 September 2025. If we were to lose our status as a foreign private issuer, we would no longer be exempt from the Exchange Act rules and NYSE listing rules described above. Among other things, beginning on 1 April 2026, we would be required to file periodic and current reports as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs.

The proposed acquisition of AZEK is subject to conditions, as well as other uncertainties, and there can be no assurances as to whether or when it may be completed. Failure to complete the proposed transaction could have material adverse effects on us.

The completion of the proposed acquisition of AZEK is subject to a number of conditions, including, among others, the approval by AZEK stockholders, which make the completion and timing of the completion of the proposed transaction uncertain. In addition, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has not yet expired, and therefore the parties have not received the required regulatory approval to close. Either we or AZEK may generally terminate the

James Hardie 2025 Annual Report on Form 20-F	160

transaction if it has not been consummated by 23 March 2026 (subject to a three month extension in certain circumstances).

If the proposed transaction is not completed, our businesses may be materially adversely affected and, without realizing any of the benefits of having completed the proposed transaction, we will be subject to a number of risks, including the following:
•the market price of our ordinary shares could decline;
•we cannot be certain that we could find an acquisition as attractive as the proposed AZEK acquisition;
•time and resources committed by our management to matters relating to the proposed transaction could otherwise have been devoted to pursuing other beneficial opportunities; and
•we may experience negative reactions from the financial markets or from our customers, suppliers, or employees.

In addition, whether or not the proposed transaction is completed, we could be subject to litigation related to the proposed transaction or otherwise related to the combined company.

The issuance of ordinary shares upon the closing of the AZEK acquisition and the possibility of the sale or issuance of our ordinary shares in the future, could cause dilution to the interests of our existing shareholders.

On the terms and subject to the conditions set forth in the merger agreement with AZEK, each share of AZEK common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive US$26.45 in cash, without interest, and 1.0340 James Hardie ordinary shares and, if applicable, cash in lieu of fractional James Hardie ordinary shares.

This issuance or potential future issuances of ordinary shares could be significant and will dilute the interests of our existing shareholders.

Asbestos-Related Risks

Our wholly-owned Australian Performing Subsidiary is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2025 Annual Report on Form 20-F	161

Potential escalation in proven claims made against, and associated costs of AICF could require an extension of the period of time that the Company is obliged to make annual funding payments as defined in the AFFA, beyond the currently anticipated expiration date of that obligation, which may cause us to have to increase our asbestos liability in the future.

The amount of our funding obligation is based, in part, on actuarially determined, anticipated (estimated) future annual payments to be made by AICF to claimants on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments, as well as future economic conditions.

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

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, the majority of asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation. Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the Accident Compensation Corporation fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to such claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the Accident Compensation Corporation fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

James Hardie 2025 Annual Report on Form 20-F	162

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

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate may cause unpredictable volatility in our reported results.

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

James Hardie 2025 Annual Report on Form 20-F	163

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

James Hardie 2025 Annual Report on Form 20-F	164

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

Tax laws are dynamic and subject to change as new or revised laws and treaties are passed and new interpretations are issued or applied. Due to the nature of our historic and current operations, we are exposed to potential tax risks in a number of jurisdictions, including, without limitation, Ireland, the United States, Australia, New Zealand, the Netherlands and various parts of Europe. Changes to existing tax laws and treaties could alter or increase our tax obligations, could materially affect our business, financial condition or results of operations and could potentially have a material adverse impact on holders of our securities.

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

James Hardie 2025 Annual Report on Form 20-F	165

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

James Hardie 2025 Annual Report on Form 20-F	166

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

James Hardie 2025 Annual Report on Form 20-F	167

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2025 to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2025.
The effectiveness of our internal control over financial reporting as of 31 March 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2025 Annual Report on Form 20-F	168

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc
Opinion on Internal Control Over Financial Reporting
We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2025, and the related notes and our report dated 20 May 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP

Irvine, California
20 May 2025

James Hardie 2025 Annual Report on Form 20-F	169

CYBERSECURITY
Risk Management and Strategy
The Company’s comprehensive cybersecurity program is aligned with the National Institute for Standards and Technology Cybersecurity Framework, an industry standard that sets guidelines to manage cybersecurity risks. The cybersecurity program includes processes, procedures and controls to reasonably mitigate our cybersecurity and information technology risk. Our efforts focus on continuously protecting, detecting, responding to, managing and enhancing the security of our information systems, software, networks and digital assets. Such efforts are designed to protect against and mitigate the effects of, among other things, security and data privacy incidents including cyber-attacks, ransomware and identifying deliberate attempts to exploit known and existing vulnerabilities. The cybersecurity program is designed to minimize the impact and disruption to business operations.
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
•regularly reviewing relevant threat and vulnerability information from appropriate goods and services vendors, third-parties and public domain resources;
•verifying compliance with cybersecurity policies through various methods, including but not limited to, system and tool reports, internal and external audits and feedback to the policy owner;
•reviewing our cybersecurity policies at least annually or when there are significant changes within the company’s facilities or infrastructure to ensure their continuing suitability, adequacy and effectiveness;
•a crisis management governance plan that outlines the members of the crisis management team, escalation path and escalation thresholds; and
•periodic tabletop exercises with our management team to test our crisis management governance plan and to familiarize our management team with the elements and operation of our crisis management governance plan.

When a cybersecurity threat or incident is identified, our security incident plan outlines the members of the Security Incident Response Team, escalation path and escalation thresholds. The Security Incident Response Team considers each incident’s impact to our operations, technology, safety and reputation and any legal or regulatory impacts. If any individual situation or situations in the aggregate triggers any one severity level, the event is immediately escalated according to the appropriate response path for each incident classification. We have also retained a third-party service provider to complement our incident response capabilities, if required.

We engage third parties to conduct annual security penetration testing against our networks, both internally and externally, to identify and mitigate cyber risks. We have and will continue to conduct cybersecurity program assessments to evaluate its maturity against the National Institute for Standards and Technology Cybersecurity Framework.

James Hardie 2025 Annual Report on Form 20-F	170

We require ongoing cybersecurity training for all employees, focusing on the appropriate protection and security of confidential company and third-party information. Additionally, employees participate in mandatory monthly cybersecurity awareness training that covers a broad range of security topics, including business email compromise, phishing schemes, remote work and reporting and responding to suspicious activities.
Governance
Our executive leadership team (“ELT”) also supports and monitors the effectiveness of and compliance with the cybersecurity policies and other security and data protection requirements. The ELT externally communicates data breaches, provides protocol and processes for internal and external communication and analyzes business impacts of a cybersecurity incident.
Our VP, Cybersecurity has over 25 years of leadership experience, including 8 years of experience developing and implementing cybersecurity programs to protect organizations against cyber-attacks. The responsibilities of the VP, Cybersecurity include, but are not limited to, developing, deploying and maintaining the cybersecurity policies; developing, deploying and maintaining cybersecurity program documentation, processes and procedures; validating compliance with cybersecurity policies by staff and third parties; and reviewing and approving cybersecurity policies deviations, waivers and exceptions. The VP, Cybersecurity also evaluates security and data protection incidents, analyzes business impacts, provides security and risk guidance and recommendations, and reviews security incident reports.
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
In fiscal year 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. Readers are referred to Section 3 – Risk Factors for cybersecurity risks.

James Hardie 2025 Annual Report on Form 20-F	171

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2025	2024	2023
Fiber Cement United States and Canada	3,543	3,337	3,228
Europe Building Products	1,098	1,043	981
Fiber Cement Australia	637	597	594
Fiber Cement New Zealand	43	43	45
Fiber Cement Philippines[1]	198	352	360
Research & Development, including Technology	178	167	181
General Corporate	163	140	84
Total Employees	5,860	5,679	5,473
____________
1     In fiscal year 2025, we closed our Philippines manufacturing and commercial operations.

As of the end of 31 March 2025, of the 5,860 average number of people employed, approximately 873 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 758 and 115 employees in Europe and Australia, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe and Australia may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
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
We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Deutsche Bank Trust Company Americas (“Deutsche Bank”) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

James Hardie 2025 Annual Report on Form 20-F	172

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

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US$0.05 per ADS held on the applicable record date established by the depositary
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
•fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

James Hardie 2025 Annual Report on Form 20-F	173

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
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$91,227.31 in reimbursements of this type in fiscal year 2025); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Discussion of share buyback purchase programs and activity with respect to this item may be found in Note 17 to our audited consolidated financial statements in Section 2, which information is incorporated by reference in this “Section 3 – Purchases of Equity Securities by the Issuer and Affiliated Purchases” of this Annual Report.

James Hardie 2025 Annual Report on Form 20-F	174

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

James Hardie 2025 Annual Report on Form 20-F	175

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

James Hardie 2025 Annual Report on Form 20-F	176

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

James Hardie 2025 Annual Report on Form 20-F	177

deduction from income (provided our ADSs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
Controlled Foreign Corporation Status
If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as “10-Percent Shareholders,” we could be treated as a Controlled Foreign Corporation, under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).
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

James Hardie 2025 Annual Report on Form 20-F	178

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

James Hardie 2025 Annual Report on Form 20-F	179

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

James Hardie 2025 Annual Report on Form 20-F	180

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

James Hardie 2025 Annual Report on Form 20-F	181

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

James Hardie 2025 Annual Report on Form 20-F	182

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
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars. Prior to 31 March 2024, the effect of foreign exchange on Asbestos net liabilities resulted from a USD functional currency subsidiary funding the AICF payments which exposed us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. For further information, see Note 1 to our consolidated financial statements in Section 2.
For our fiscal year ended 31 March 2025, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	69.8%	10.3%	10.9%	2.4%	6.6%
Expenses[2]	65.9%	12.5%	12.2%	2.5%	6.9%
Liabilities (excluding borrowings)[2]	31.9%	55.8%	9.9%	0.8%	1.6%

For our fiscal year ended 31 March 2024, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	69.7%	10.3%	10.4%	2.2%	7.4%
Expenses[2]	65.2%	14.2%	11.8%	2.2%	6.6%
Liabilities (excluding borrowings)[2]	30.5%	56.3%	10.2%	1.1%	1.9%
____________
1Comprised of Philippine pesos, United Kingdom pounds and Canadian dollars.
2Expenses include Cost of goods sold, SG&A expenses, Restructuring expenses, Merger costs, R&D expenses and Asbestos adjustments. Liabilities include the A$ denominated asbestos liability. See “Section 3 – Risk Factors,” and Note 13 to our consolidated financial statements further information regarding the asbestos liability.

James Hardie 2025 Annual Report on Form 20-F	183

We purchase raw materials and fixed assets and sell some finished products for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur.
Interest Rate Risk
We have market risk from changes in interest rates, related to our revolving credit facility and Term Loan. Assuming both facilities were fully drawn for the entire year, each one percentage point increase (decrease) in interest rates would result in a US$9.1 million increase (decrease) in annual cash interest expense for the years ended 31 March 2025 and 2024.
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
We have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2025 would have resulted in +/- US$50.9 million or 2.1% impact on our cost of sales for fiscal year 2025.
For fiscal year 2024, we have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2024 would have resulted in +/- US$51.1 million or 2.2% impact on our cost of sales for fiscal year 2024.

James Hardie 2025 Annual Report on Form 20-F	184

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
Material Contracts
Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Revolving Credit Facility and Term Loan, the indentures governing our senior unsecured notes, the Agreement and Plan of Merger with AZEK, the Bridge Commitment, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration Report” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.
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
There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

James Hardie 2025 Annual Report on Form 20-F	185

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

Annual Report to Security Holders

We will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

James Hardie 2025 Annual Report on Form 20-F	186

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2025, JHI plc had 429,856,479 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 45,240 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2025, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2025 and 2024:

Geographic Region	31 March 2025	31 March 2024
Australia	50.95%	48.60%
United States	19.51%	20.28%
United Kingdom	5.40%	4.63%
Europe (excluding the United Kingdom)	7.55%	9.82%
Asia	4.09%	5.61%
Other	12.50%	11.06%
As of 30 April 2025, 0.03% of the outstanding shares of our common stock was held by 72 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2025, 9.8% of the outstanding shares of our common stock was represented by ADSs held by 11 holders, all of whom have registered addresses in the United States, except 2 holders having registered addresses in Germany and the United Kingdom. A total of 9.83% of our outstanding capital stock was registered to 81 US holders as of 30 April 2025.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2025:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	36,091	11,166,281	2.60	-	-
1,001-5,000	7,870	16,312,684	3.79	-	-
5,001-10,000	807	5,695,078	1.32	-	-
10,001-100,000	415	9,171,660	2.13	-	-
100,001 and over	57	387,510,776	90.16	-	-
Totals	45,240	429,856,479	100.00	-	-

James Hardie 2025 Annual Report on Form 20-F	187

Based on the closing price of A$37.00 on 30 April 2025, there were 818 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
As at 30 April 2025, the Company had received notification of the following interests in its share capital, which were equal to, or in excess of, 3%:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding	Date became substantial shareholder
AustralianSuper Pty Ltd	25,961,332	6.04%	2 September 2019
Blackrock, Inc.	24,484,273	5.70%	16 October 2014
OppenheimerFunds, Inc	23,564,091	5.48%	30 June 2016
The Vanguard Group, Inc	22,013,078	5.12%	17 August 2018
KKR Entities	17,556,051	4.08%	1 December 2021

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2025

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	130,631,129	30.39%	1
J P Morgan Nominees Australia Pty Limited	87,262,923	20.30%	2
Citicorp Nominees Pty Limited	64,927,009	15.10%	3
BNP Paribas Noms Pty Ltd Deutsche Bank TCA	42,421,365	9.87%	4
BNP Paribas Nominees Pty Ltd	14,412,828	3.35%	5
National Nominees Limited	5,783,498	1.35%	6
BNP Paribas Noms Pty Ltd	5,172,099	1.20%	7
Australian Foundation Investment Company Limited	4,170,000	0.97%	8
BNP Paribas Nominees Pty Ltd	3,985,468	0.93%	9
HSBC Custody Nominees (Australia) Limited	3,090,963	0.72%	10
Citycorp Nominees Pty Limited	2,930,915	0.68%	11
Netwealth Investments Limited	2,231,879	0.52%	12
Merrill Lynch (Australia) Nominees Pty Limited	2,102,574	0.49%	13
HSBC Custody Nominees (Australia) Limited	1,619,876	0.38%	14
HSBC Custody Nominees (Australia) Limited - A/C 2	1,353,039	0.31%	15
Australian Foundation Investment Company Limited	922,000	0.21%	16
BNP Paribas Nominees Pty Ltd Barclays	904,412	0.21%	17
HSBC Custody Nominees (Australia) Limited - GSCO ECA	893,070	0.21%	18
Netwealth Investments Limited	879,379	0.20%	19
UBS Nominees Pty Ltd	795,946	0.19%	20
TOTAL	376,490,372	87.58%

James Hardie 2025 Annual Report on Form 20-F	188

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASP	Average net sales price per msf
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CAT	Capital Acquisitions Tax
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHRO	Chief Human Resources Officer
CIO	Chief Information Officer
CHESS	Clearing House Electronic Subregister System
CODM	Chief Operating Decision Maker
CP Plan	Company Performance Plan
CPRA	California Privacy Rights Act
CSU	Cash Settled Units
CSO	Chief Sustainability Officer
CTO	Chief Technology Officer
CUFS	CHESS Units of Foreign Securities
DART	Days Away Restricted Time
ELT	Executive Leadership Team
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
EU	European Union
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
HMOS	HardieTM Manufacturing Operating System
HOS	HardieTM Operating System
HTM	Held to Maturity
IP Plan	Individual Performance Plan

James Hardie 2025 Annual Report on Form 20-F	189

Abbreviations (continued)

IRS	Internal Revenue Service
JHX	James Hardie trading symbol
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NSW	New South Wales
NYSE	New York Stock Exchange
NZWT	New Zealand Weathertightness
PDG	Primary Demand Growth
PFIC	Passive Foreign Investment Company
R&D	Research and Development
RCF	Revolving Credit Facility
ROCE	Return on Capital Employed
ROU	Right-of-Use
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
SOFR	Secured Overnight Financing Rate
STI	Short-Term Incentive
TCFD	Taskforce on Climate-related Financial Disclosures
TLA	Term Loan Agreement
TSR	Total Shareholder Return
VIE	Variable Interest Entity
ZH	Zero Harm

James Hardie 2025 Annual Report on Form 20-F	190

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
Other Financial Measures
Sales Volume
mmsf – sales volume in million standard feet, where a standard foot is defined as a square foot of 5/16” thickness.
msf – sales volume in thousand standard feet, where a standard foot is defined as a square foot of 5/16” thickness.
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

James Hardie 2025 Annual Report on Form 20-F	191

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
•Adjusted Return on Capital Employed (“ROCE”);
•Adjusted interest, net;
•Adjusted income before income taxes;
•Adjusted income tax expense;
•Adjusted effective tax rate;
•Asia Pacific Fiber Cement Segment Adjusted operating income;
•Asia Pacific Fiber Cement Segment Adjusted operating income margin; and
•Adjusted General Corporate and Unallocated R&D costs

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

James Hardie 2025 Annual Report on Form 20-F	192

Adjusted operating income

(Millions of US dollars)	FY25	FY24	FY23	FY22	FY21
Operating income	$655.9	$767.4	$741.4	$682.6	$472.8
Excluding:
Asbestos related expenses and adjustments	140.5	153.3	38.4	133.0	145.1
Restructuring expenses	50.3	20.1	—	—	11.1
Merger costs	16.5	—	—	—	—
Adjusted operating income	$863.2	$940.8	$779.8	$815.6	$629.0

Adjusted net income

(Millions of US dollars)	FY25	FY24	FY23	FY22	FY21
Net income	$424.0	$510.2	$512.0	$459.1	$262.8
Excluding:
Asbestos related expenses and adjustments	140.5	153.3	38.4	133.0	145.1
AICF interest income	(10.9)	(9.0)	(4.2)	(0.9)	(0.5)
Restructuring expenses	50.3	20.1	—	—	11.1
Interest expense - Bridge Commitment	0.8	—	—	—	—
Merger costs	16.5	—	—	—	—
Tax adjustments[1]	23.1	32.9	59.3	29.5	39.5
Adjusted net income	$644.3	$707.5	$605.5	$620.7	$458.0

1.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	FY25	FY24	FY23	FY22	FY21
Adjusted net income (millions of US dollars)	$644.3	$707.5	$605.5	$620.7	$458.0
Weighted average common shares outstanding - Diluted (millions)	432.1	439.6	445.6	445.9	445.4
Adjusted diluted earnings per share (US dollars)	1.49	1.61	1.36	1.39	1.03

James Hardie 2025 Annual Report on Form 20-F	193

Adjusted Return on Capital Employed (“Adjusted ROCE”)

(Millions of US dollars)	FY25	FY24	FY23	FY22	FY21
Numerator
Adjusted operating income	$863.2	$940.8	$779.8	$815.6	$629.0
Denominator
Gross capital employed (GCE)	2,817.8	2,382.8	1,816.5	1,653.9	1,780.8
Adjustments to GCE[1]	(834.3)	(673.9)	(184.8)	(56.4)	(193.6)
Adjusted gross capital employed	$1,983.5	$1,708.9	$1,631.7	$1,597.5	$1,587.2
Adjusted ROCE	44%	55%	48%	51%	40%

[1]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the People & Remuneration Committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register and assets held for sale; and (iv) proceeds from the Term Loan A not currently employed (FY24 and FY25).

Adjusted interest, net

(Millions of US dollars)	FY25	FY24	FY23
Interest, net	$10.3	$15.3	$30.7
Excluding:
Interest expense - Bridge Commitment	(0.8)	—	—
AICF interest income	10.9	9.0	4.2
Adjusted interest, net	$20.4	$24.3	$34.9

Adjusted effective tax rate

(Millions of US dollars)	FY25	FY24	FY23
Income before income taxes	$645.4	$754.8	$723.5
Excluding:
Asbestos related expenses and adjustments	140.5	153.3	38.4
AICF interest income	(10.9)	(9.0)	(4.2)
Restructuring expenses	50.3	20.1	—
Interest expense - Bridge Commitment	0.8	—	—
Merger costs	16.5	—	—
Adjusted income before income taxes	$842.6	$919.2	$757.7

Income tax expense	221.4	244.6	211.5
Excluding:
Tax adjustments[1]	(23.1)	(32.9)	(59.3)
Adjusted income tax expense	$198.3	$211.7	$152.2
Effective tax rate	34.3%	32.4%	29.2%
Adjusted effective tax rate	23.5%	23.0%	20.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

James Hardie 2025 Annual Report on Form 20-F	194

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of Australian dollars)	FY25		FY24		FY23
Operating income	A$	172.7	A$	252.7	A$	208.8
Excluding:
Restructuring expenses	73.6		—		—
Asia Pacific Fiber Cement Segment Adjusted operating income	A$	246.3	A$	252.7	A$	208.8
Asia Pacific Fiber Cement segment net sales	795.0		856.3		787.0
Asia Pacific Fiber Cement Segment Adjusted operating income margin	31.0%		29.5%		26.5%

Adjusted General Corporate and Unallocated R&D costs

(Millions of US dollars)	FY25	FY24	FY23
General Corporate and Unallocated R&D costs	$334.0	$364.8	$195.4
Restructuring expenses	—	(20.1)	—
Merger costs	(16.5)	—	—
Asbestos related expenses and adjustments	(140.5)	(153.3)	(38.4)
Adjusted General Corporate and Unallocated R&D costs	$177.0	$191.4	$157.0

James Hardie 2025 Annual Report on Form 20-F	195

EXHIBIT LIST

Exhibit Number	Exhibit Description
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

2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 3 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)
2.3	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.4	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.9	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2025 Annual Report on Form 20-F	196

Exhibit Number	Exhibit Description
2.12	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.13	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.14	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.16	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.17	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)
2.18	Credit and Guaranty Agreement, dated 21 December 2021, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.18 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
2.19	Credit and Guaranty Agreement, dated 27 October 2023, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, Bank of America, N. A. as administrative agent, and the other lender parties thereto (filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F filed 20 May 2024 (Commission File Number 001-15240 and incorporated by reference herein)
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)

4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2025 Annual Report on Form 20-F	197

Exhibit Number	Exhibit Description
4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9	Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)
4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2025 Annual Report on Form 20-F	198

Exhibit Number	Exhibit Description
4.19	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.20	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.22	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.23	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.28	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.29	Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2025 Annual Report on Form 20-F	199

Exhibit Number	Exhibit Description
4.30
James Hardie Industries plc 2020 Non-Executive Director Equity Plan (filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

4.31	Agreement and Plan of Merger, dated as of 23 March 2025, as amended as of 4 May 2025, by and among James Hardie Industries plc, Juno Merger Sub Inc. and The AZEK Company Inc. (filed as Annex A to the Company’s Form F-4 filed 5 May 2025 (Commission File Number 001-15240 and incorporated by reference herein)
4.32*
Amended and Restated Commitment Letter, dated as of 30 April 2025, among JH North America Holdings Inc., Bank of America, N.A., Jefferies Finance LLC, HSBC Continental Europe, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, PNC Bank, National Association, PNC Capital Markets LLC, The Toronto-Dominion Bank, New York Branch, TD Securities (USA) LLC, Truist Bank, Truist Securities, Inc., U.S. Bank National Association and Sumitomo Mitsui Banking Corporation, which amends and restates that certain Commitment Letter, dated as of 23 March 2025, among JH North America Holdings Inc., Bank of America, N.A., and Jefferies Finance LLC

8.1*	List of significant subsidiaries of James Hardie Industries plc
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG
97.1	Policy for Recovery of Erroneously Awarded Compensation (filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed on 20 May 2024 (Commission 001-15240) and incorporated by reference herein)
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2025 Annual Report on Form 20-F	200

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ AARON ERTER
Aaron Erter
Date: 20 May 2025		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ ANNE LLOYD
Anne Lloyd
Date: 20 May 2025		Chairperson